Exhibit 99.1

BARRICK GOLD CORPORATION

TECHNICAL REPORT ON THE

GOLDSTRIKE MINE, EUREKA AND

ELKO COUNTIES, NEVADA U.S.A.

NI 43-101 Report

Qualified Persons:

Luke Evans, P. Eng.

Stuart E. Collins, P.E.

Jason J. Cox, P.Eng.

Holger Krutzelmann, P.Eng.

April 25, 2017

RPA 55 University Ave. Suite 501 I Toronto, ON, Canada M5J 2H7 I T + 1 (416) 947 0907	www.rpacan.com

Report Control Form

Document Title	Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA.

Client Name & Address	Mr. Rick Sims Senior Director Reserves and Resources Barrick Gold Corporation 10371 N. Oracle Road Suite 201 Tucson, AZ 85737

Document Reference	Project #2691	Status & Issue No.	FINAL Version

Issue Date	April 25, 2017

Lead Author	Luke Evans, P.Eng. Stuart E. Collins, P.E. Jason J. Cox, P.Eng. Holger Krutzelmann, P.Eng.	(Signed) (Signed) (Signed) (Signed)

Peer Reviewer	Deborah A. McCombe	(Signed)

Project Manager Approval	Jason J. Cox	(Signed)

Project Director Approval	Richard J. Lambert	(Signed)

Report Distribution	Name	No. of Copies

	Client RPA Filing	1 (project box)

Roscoe Postle Associates Inc.

55 University Avenue, Suite 501

Toronto, ON M5J 2H7

Canada

Tel: +1 416 947 0907

Fax: +1 416 947 0395

mining@rpacan.com

FORWARD-LOOKING INFORMATION

This report contains forward-looking statements. All statements, other than statements of historical fact regarding Barrick Gold Corporation or the Goldstrike Mine, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. In particular, this report contains forward-looking statements with respect to cash flow forecasts, projected capital, operating and exploration expenditure, targeted cost reductions, mine life and production rates, potential mineralization and metal or mineral recoveries, and information pertaining to potential improvements to financial and operating performance and mine life at the Goldstrike Mine. All forward-looking statements in this report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risks and uncertainties, many of which cannot be controlled or predicted. Material assumptions regarding forward-looking statements are discussed in this report, where applicable. In addition to such assumptions, the forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of commodities (including gold, silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that the Best-in-Class Initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; diminishing quantities or grades of reserves; increased costs, delays, suspensions, and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; damage to Barrick Gold Corporation’s or Goldstrike Mine’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; fluctuations in the currency markets; changes in interest rates; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; litigation; contests over title to properties or over access to water, power and other required infrastructure; increased costs and physical risks including extreme weather events and resource shortages related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, or gold concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page i

Many of these uncertainties and contingencies can affect Barrick Gold Corporation’s actual results or the Goldstrike Mine’s actual performance, and could cause actual results or performance to differ materially from the future results or performance expressed or implied in any forward-looking statements made by, or on behalf of, Barrick Gold Corporation. All of the forward-looking statements made in this report are qualified by these cautionary statements. Barrick Gold Corporation, Roscoe Postle Associates Inc, and the Qualified Persons who authored this report undertake no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page ii

TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-8

2 INTRODUCTION	2-1

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

6 HISTORY	6-1

7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Property Geology	7-4
Mineralization	7-11

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1

10 DRILLING	10-1
Open Pit	10-1
Underground	10-4

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Sampling Method and Approach	11-1
Goldstrike Mine On-site Assay Laboratory	11-2
Quality Assurance and Quality Control	11-7

12 DATA VERIFICATION	12-1

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
Mineral Processing	13-1
Metallurgical Testing	13-1
Recovery	13-2
Allocation and Reconciliation	13-3
Production Statistics	13-5

14 MINERAL RESOURCE ESTIMATE	14-1
Open Pit Mineral Resources	14-3
Underground	14-16

15 MINERAL RESERVE ESTIMATE	15-1
Open Pit	15-2
Stockpiles	15-3
Underground	15-7

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16 MINING METHODS	16-1
Open Pit	16-1
Underground	16-7

17 RECOVERY METHODS	17-1
Mineral Processing	17-1
Process Description	17-3

18 PROJECT INFRASTRUCTURE	18-1
Site	18-1
Open Pit	18-3
Underground	18-4

19 MARKET STUDIES AND CONTRACTS	19-1
Markets	19-1
Contracts	19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
Tailings Storage Facility	20-1
Project Permitting	20-2
Surface Disturbance	20-4
Social or Community Requirements	20-6
Mine Closure Requirements	20-6

21 CAPITAL AND OPERATING COSTS	21-1
Capital Costs	21-1
Operating Costs	21-3

22 ECONOMIC ANALYSIS	22-1

23 ADJACENT PROPERTIES	23-1

24 OTHER RELEVANT DATA AND INFORMATION	24-1

25 INTERPRETATION AND CONCLUSIONS	25-1

26 RECOMMENDATIONS	26-1

27 REFERENCES	27-1

28 DATE AND SIGNATURE PAGE	28-1

29 CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE

Table 1-1 Goldstrike Mine Mineral Resources - December 31, 2016	1-2
Table 1-2 Goldstrike Mine Mineral Reserves - December 31, 2016	1-3
Table 6-1 Past 10 years Production - Underground Mine	6-3
Table 6-2 Past 10 years Production - Open Pit Mine	6-3
Table 6-3 Historical Production – Plant Facilities	6-4

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page ii

Table 10-1 Open Pit Drill Hole Database	10-2
Table 10-2 Recent Open Pit Drilling	10-2
Table 10-3 Underground Drill Hole Database	10-4
Table 10-4 Recent Underground Drilling	10-4
Table 13-1 Alkaline TCM Leach Recovery Calculations for 2016 and 2017 Plan	13-2
Table 13-2 Alkaline TCM Leach Recovery Calculations for 2020 and LOM Plan	13-2
Table 13-3 Acid TCM Leach Recovery Calculations for 2016 Plan	13-2
Table 13-4 Acid TCM Leach Recovery Calculations for 2017 and LOM Plan	13-3
Table 13-5 Roaster Recovery Calculations for LOM Plan	13-3
Table 13-6 Summary of Head Grade Adjustments	13-5
Table 13-7 Autoclave and Roaster Production Statistics 2011-2016	13-7
Table 14-1 Goldstrike Mine Mineral Resources - December 31, 2016	14-2
Table 14-2 Open Pit Mineral Resources - December 31, 2016	14-4
Table 14-3 Open Pit Block Model Definition	14-5
Table 14-4 Open Pit Mineralization Domains	14-5
Table 14-5 Open Pit Composite Weighting	14-6
Table 14-6 Open Pit Capping of High Grade Values	14-7
Table 14-7 Open Pit Sample Statistics	14-8
Table 14-8 Open Pit Composite Statistics	14-9
Table 14-9 Open Pit Grade Interpolation Parameters	14-11
Table 14-10 Open Pit Resource Classification	14-14
Table 14-11 Underground Measured and Indicated Mineral Resources – December 31, 2016	14-17
Table 14-12 Underground Inferred Mineral Resources – December 31, 2016	14-18
Table 14-13 Underground Block Model Definitions	14-19
Table 14-14 Underground Tonnage Factors	14-22
Table 14-15 Underground Sample Statistics	14-23
Table 14-16 Underground Sample Statistics	14-24
Table 14-17 Underground Gold Composite Statistics	14-25
Table 14-18 Rodeo Zone Interpolation Parameters	14-28
Table 14-19 Meikle Zone Interpolation Parameters	14-29
Table 14-20 Low Grade Interpolation Parameters	14-31
Table 14-21 Underground Classification Criteria	14-34
Table 15-1 Goldstrike Mine Mineral Reserves - December 31, 2016	15-1
Table 15-2 Betze-Post Open Pit Mineral Reserves - December 31, 2016	15-2
Table 15-3 Open Pit Cut-off Grade Parameters - 2016	15-3
Table 15-4 Open Pit Stockpile Mineral Reserves - December 31, 2016	15-4
Table 15-5 Autoclave and Roaster Stockpile Accounting Summary As Of December 31, 2016	15-7
Table 15-6 Rodeo/Meikle Underground Mineral Reserves – December 31, 2016	15-8
Table 15-7 Underground Cut-off Grade Estimates	15-11
Table 15-8 Underground Dilution and Extraction by Mining Type EOY2016	15-11
Table 15-9 Mining Dilution and Extraction by Zone- 2016	15-12
Table 15-10 Reconciliation Data for Goldstrike Underground	15-13
Table 15-11 DOM Compared to Reserve Model	15-14
Table 15-12 Rodeo Stope Statistics October 2016	15-15
Table 15-13 Rodeo Stope Performance	15-15
Table 16-1 Open Pit Mine Design Parameters	16-2
Table 16-2 Open Pit Mine Equipment Fleet	16-5
Table 16-3 Open Pit Equipment Productivity	16-6
Table 16-4 Open Pit Life of Mine Production Summary	16-6
Table 16-5 Underground 10 Year Production History	16-7

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Table 16-6 Underground Zone Dimensions	16-9
Table 16-7 Underground Waste Development Compared to Plan	16-12
Table 16-8 Underground Equipment	16-13
Table 16-9 Underground Production Schedule – Reserves Only	16-13
Table 20-1 Goldstrike Mine Permits	20-3
Table 20-2 Barrick Goldstrike Mine Disturbance Estimate	20-5
Table 21-1 2017 Life of Mine Capital Cost Estimate	21-2
Table 21-2 2017 Life of Mine Capital Cost Estimate by Year	21-2
Table 21-3 Actual Reported Operating Costs – EOY 2016 and 2015	21-3
Table 21-4 Average LOM Operating Cost (2017-2033)	21-4
Table 21-5 Projected 2017 Manpower	21-5

LIST OF FIGURES

PAGE

Figure 4-1 Location Map	4-3
Figure 4-2 Land Ownership	4-4
Figure 4-3 Footprint of Mineralization	4-5
Figure 7-1 Regional Geology	7-2
Figure 7-2 Open Pit Geology	7-5
Figure 7-3 Open Pit Geology Cross Sections	7-6
Figure 7-4 Underground Geology Long and Cross Sections	7-10
Figure 7-5 Open Pit Zone Locations	7-13
Figure 7-6 Underground Longitudinal Section	7-15
Figure 10-1 Open Pit Drill Hole Location Plan	10-3
Figure 10-2 Underground Drill Hole Locations	10-5
Figure 14-1 Open Pit - Correlogram for Latite Domain	14-10
Figure 14-2 Underground Isometric View of Domain Models	14-20
Figure 14-3 Underground Correlogram For Rodeo –East Dipping (Zappa)	14-27
Figure 15-1 Goldstrike Mine Open Pit General Material Routing Flow Chart Example	15-5
Figure 16-1 Ultimate Open Pit Outline	16-3
Figure 16-2 Underground Section and Plan	16-8
Figure 17-1 Process Flow Diagram	17-2
Figure 17-2 Roaster Process Flow Diagram	17-6

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page iv

1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to prepare an independent Technical Report on the Goldstrike Open Pit and Underground Mine (the Goldstrike Mine), in Eureka and Elko Counties, Nevada, USA. The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Goldstrike Mine as of December 31, 2016. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. The effective date of the Mineral Resource and Mineral Reserve estimates in this Technical Report is December 31, 2016, and information in this Technical Report is current as of that date unless otherwise specified. RPA visited the Goldstrike Mine on October 26 and 27, 2016.

Barrick is a Canadian publicly traded mining company with a large portfolio of operating mines and projects. The Goldstrike Mine property is located within the northern Carlin Trend on the western flank of the Tuscarora Mountains in Eureka and Elko Counties, north central Nevada, USA, approximately 38 mi northwest of Elko and 25 mi north of the town of Carlin.

The Goldstrike Mine contains both open pit and underground operations. The Betze-Post open pit is a large-scale operation utilizing a traditional truck and shovel fleet. The current open pit production plan shows that 13.51 million tons of ore grading 0.112 oz/st Au will be mined and rehandled from stockpiles from 2017 to 2031. The ultimate pit will measure approximately two miles east to west, 1.5 mi north to south, and have an average depth of approximately 1,300 ft. The underground mine consists of 11 separate zones stretching over a length of 12,000 ft and a vertical distance from approximately 600 ft to 2,000 ft below surface. Underground mine production is planned from the Rodeo, Meikle, North Post, JV Post, and Banshee mine areas. Underground Mineral Reserves totalling 6.26 million tons at 0.288 oz/st Au are projected to sustain the mine operations until 2023.

The open pit and underground resource estimates are based on depleting the 2016 mid-year block models, which were built using data available up to January 22, 2016. RPA examined the end-of-year (EOY2016) open pit and underground Mineral Resource estimates and is of

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 1-1

the opinion that they meet or exceed industry standards and are acceptable to support estimation of Mineral Reserves.

Table 1-1 summarizes the total Mineral Resources, exclusive of Mineral Reserves, at the Goldstrike Mine. Measured and Indicated Mineral Resources total 9.07 million tons grading 0.160 oz/st Au and contain 1.46 million oz Au. In addition, Inferred Mineral Resources total 1.3 million tons grading 0.277 oz/st Au and contain 349,000 oz Au.

In metric units, the Measured and Indicated Mineral Resources total 8.23 million tonnes grading 5.50 g/t Au and contain 1.46 million oz Au. In addition, Inferred Mineral Resources total 1.1 million tonnes grading 9.48 g/t Au and contain 349,000 oz Au.

TABLE 1-1    GOLDSTRIKE MINE MINERAL RESOURCES - DECEMBER 31, 2016

Barrick Gold Corporation - Goldstrike Mine

	Measured Resources			Indicated Resources			Measured & Indicated Resources
	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold

	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)
Open Pit	1,465	0.080	117	4,295	0.077	330	5,760	0.078	447
Underground	1,085	0.342	371	2,229	0.286	638	3,314	0.304	1,009
Total	2,549	0.192	489	6,524	0.148	968	9,074	0.160	1,456

	Inferred Resources
	Tons	Grade	Contained Gold

	(000)	(oz/st Au)	(000 oz)
Open Pit	89	0.056	5
Underground	1,173	0.294	344
Total	1,262	0.277	349

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated using a long-term gold price of $1,500 per ounce.
3.	Mineral Resources are exclusive of Mineral Reserves.
4.	Open pit Mineral Resources are based on cut-off grades of 0.030 oz/st Au for roaster feed, 0.050 oz/st Au for acid autoclave feed, 0.055 oz/st Au for alkaline autoclave feed.
5.

Underground Mineral Resources are reported at cut-off grades between 0.133 oz/st Au and 0.261 oz/st Au. Incremental material at a cut-off grade of 0.10 oz/st Au is included if it is part of the mine sequence.

6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Totals may not add due to rounding.
8.	North Post JV (Barrick 70% and Newmont 30%) reported at 70%.

The Mineral Reserves for the Goldstrike Mine are shown in Table 1-2. These Mineral Reserves are a combination of the open pit and underground reserves, stockpiles, and

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 1-2

inventory. Proven and Probable Mineral Reserves total 77.92 million tons grading 0.104 oz/st Au and contain 8.08 million oz Au.

In metric units, the Proven and Probable Reserves for the Goldstrike Mine total 70.69 million tonnes grading 3.55 g/t Au and contain 8.08 million oz Au.

TABLE 1-2    GOLDSTRIKE MINE MINERAL RESERVES - DECEMBER 31, 2016

Barrick Gold Corporation - Goldstrike Mine

	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Process	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold

Route	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)
Open Pit and Underground
Autoclave	674	0.122	82	4,174	0.119	495	4,848	0.119	578
Roaster	4,462	0.274	1,223	10,394	0.145	1,499	14,856	0.184	2,722
Combined Total	5,136	0.254	1,305	14,568	0.137	1,994	19,704	0.167	3,300

Stockpiles	58,212	0.081	4,718				58,212	0.081	4,718
Gold in Inventory			59						59
Total	63,348	0.096	6,082	14,568	0.137	1,994	77,916	0.104	8,077

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated using an average long-term gold prices of US$1,000 per ounce for 2017 through 2020 and US$1,200 per ounce onwards.
3.	Stockpiles include Autoclave, Roaster, and Distal.
4.	Cut-off grades vary by processing type, mining method, and mining location.
5.

Open pit autoclave cut-off grade is 0.070 oz/st Au and the open pit roaster cut-off grade is 0.040 oz/st Au. The majority of the ore material in stockpile was generated at higher cut-off grades because of lower gold prices.

6.	Underground cut-off grades are between 0.166 oz/st Au and 0.261 oz/st Au.
7.	The Mineral Reserve estimate includes inventory.
8.	Totals may not add due to rounding.
9.	North Post JV (Barrick 70% and Newmont 30%) reported at 70%.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which could materially affect the open pit or underground Mineral Resource and Mineral Reserve estimates.

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CONCLUSIONS

Based on the site visit and subsequent review, RPA offers the following conclusions.

GEOLOGY AND MINERAL RESOURCE ESTIMATION

General

●

Mineral Resource estimates have been prepared utilizing acceptable estimation methodologies. The classification of Measured, Indicated, and Inferred Resources conforms to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM definitions).

●

The sampling, sample preparation, and analyses are appropriate for the style of mineralization and Mineral Resource estimation. The current drill hole database is reasonable for supporting the Mineral Resource and Mineral Reserve estimates.

●	The EOY2016 open pit and underground resource block models are reasonable for supporting the Mineral Resource and Mineral Reserve estimates.

●	The resource modelling procedures are well documented.

●	Overall, RPA is of the opinion that Goldstrike has conducted high quality resource modelling work that exceeds industry standard practice.

●	Mineral Resources are reported exclusive of Mineral Reserves and are estimated effective December 31, 2016 (EOY2016).

●

Measured plus Indicated Mineral Resources total 9.07 million tons grading 0.160 oz/st Au and contain 1.46 million oz Au. In addition, Inferred Mineral Resources total 1.3 million tons grading 0.277 oz/st Au and contain 349,000 oz Au.

●	Based on reconciliation results, RPA is of the opinion that the open pit and underground resource models are slightly conservative.

Open Pit

●

Open pit Measured plus Indicated Mineral Resources total 5.76 million tons grading 0.078 oz/st Au and contain 447,000 ounces of gold. In addition, Inferred Mineral Resources total 89,000 tons grading 0.056 oz/st Au and contain 5,000 oz Au.

●	The on-going work to update the lithology and fault models will improve future open pit resource models.

●	For 2016, the open pit resource model overstated the tons by 9%, understated the gold grade by 21%, and understated the gold ounces by 10% compared to the actual open pit production.

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Underground

●

Underground Measured plus Indicated Mineral Resources total 3.31 million tons grading 0.304 oz/st Au and contain 1.01 million oz Au. Inferred Mineral Resources are estimated to be 1.2 million tons grading 0.294 oz/st Au, containing 344,000 oz Au.

●	For 2016, the underground resource model understated the tons by 7%, understated the gold grade by 9%, and understated the gold ounces by 17% compared to the actual underground production.

MINING AND MINERAL RESERVES

General

●	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Mineral Reserves conforms to CIM definitions.

●	Mine planning for the Goldstrike Mine follows industry standards.

●	RPA considers the selection of mining methods and the design practices to be appropriate for the deposits.

●	Equipment purchases scheduled for the current Life of Mine (LOM) plan are reasonable.

●	The workforce is well trained and capable of achieving the necessary production targets established by the Engineering Department in a safe manner.

●	The EOY2016 Proven and Probable Mineral Reserves for the open pit, underground, stockpiles, and inventory total 77.92 million tons grading 0.104 oz/st Au and contain 8.08 million oz Au.

●

The LOM plan is in place and is based upon current operating experience. Recovery and cost estimates are based upon actual operating data and engineering to support a Mineral Reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a statement of Mineral Reserves.

Open Pit and Stockpiles

●	Open pit Proven and Probable Mineral Reserves total 13.48 million tons grading 0.112 oz/st Au, containing 1.51 million oz Au.

●	There is potential to add another pit phase (5 NW) to Mineral Reserves, provided some uncertainties around the geometry of a weak rock unit are resolved by geotechnical drilling and testing.

●	Ore control procedures and results for the Goldstrike open pit are well documented. All records have been kept in good condition and are readily accessible.

●	The EOY2016 Proven Mineral Reserves located in 34 different stockpiles are estimated to be 58.17 million tons grading 0.081 oz/st Au, containing 4.70 million oz

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Au. The estimation methods used to track the stockpile tonnages and grades are reasonable.

●	The stockpiles represent approximately 59% of the Mineral Reserve gold ounces and 76% of the Mineral Reserve tons.

Underground

●	Underground Proven plus Probable Mineral Reserves are estimated to be 6.26 million tons grading 0.288 oz/st Au, containing 1.81 million oz Au.

●

The reconciliation between production and Mineral Reserves is completed in a comprehensive manner on a monthly basis. Results indicate significant gains over Mineral Reserve estimates, due to mining of material classified as Inferred or unclassified or rejected due to low confidence rating at the time of the estimate. This material is generally upgraded by infill drilling between the time of the estimate and mining. Interim block model updates would capture this material.

●	There is potential to extend Mineral Reserves at depth, given further dewatering to depress the water table.

PROCESS

●	RPA confirmed that the procedures used to estimate gold recovery meet industry standards.

●

Planning the process feed is a well-coordinated and complex operation to ensure ore going to the processing operation provides optimum results. The milling operations are well run, safe, and environmentally sound and meet industry standards.

●

Implementation of the Thiosulphate Leach Conversion (TLC) process will extend the useful life of the pressure oxidation (POX) plant and may significantly increase the gold production by allowing earlier treatment of ores that were not previously amenable to POX.

●	The roaster operation was running well during the site visit.

●	The adjustments made to the process production data and mill head grades based on actual gold production conform to industry standards.

ENVIRONMENTAL CONSIDERATIONS

●	Goldstrike has an experienced staff of professionals who are diligent in the maintenance of their permits.

●	Reclamation estimates are realistic, in RPA’s opinion.

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RISKS

RPA has not identified any significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, the Mineral Resource and Mineral Reserve estimates, or associated projected economic outcomes.

RECOMMENDATIONS

Based on the site visits and review of available data, RPA presents the following recommendations.

GEOLOGY AND MINERAL RESOURCE ESTIMATION

Open Pit

●	Review/update the composite weighting scheme with more recent reconciliation data.

●	Include the underground and blasthole data in future variography studies.

●	Investigate using the blasthole, drill hole, and mapping data to build high grade wireframes for structurally controlled mineralization.

●	Investigate updating the tonnage factors in some areas.

Underground

●	Use a resource classification clean-up script or classification wireframes to upgrade a small amount of Inferred blocks that are scattered within the Indicated areas.

●	Additional density test work is warranted in some areas.

MINING

●	Carry out geotechnical drilling, testing, and analysis to resolve issues with the 5 NW pit phase.

●	Investigate procedural changes that will improve the underground production reconciliation results.

●	Use reconciliation results and stope performance analysis to evaluate stope designs to determine where improvements in mine planning would be most advantageous.

●	Review the long term underground productivity estimates for the next LOM plan as the tons per man year in the current plan are forecast to decrease over time.

●	Continue to evaluate an extension of the dewatering program to access mineralization at depth.

●	Continue the stockpile sampling program to confirm the grades, especially stockpiles that will be processed within the short term.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 1-7

●	Continue to sample, test, and review the metallurgical characteristics of the ore stockpiles on a periodic basis to ascertain how they may affect the process and impact recovery and costs.

●	Develop a comprehensive mine planning procedure manual.

ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required in this section on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Goldstrike Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Goldstrike Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION, LOCATION, AND LAND TENURE

The Goldstrike Mine property is located within the northern Carlin Trend on the western flank of the Tuscarora Mountains in Eureka and Elko Counties, Nevada, USA, approximately 38 mi northwest of Elko and 25 mi north of the town of Carlin.

The Goldstrike Mine area is composed of approximately 10,372 acres of surface rights of which approximately 1,922 acres are public lands administered by the Bureau of Land Management (BLM) and 8,450 acres are patented and private lands owned by Barrick Goldstrike Mines, Inc. (Goldstrike), Barrick’s wholly-owned subsidiary. There are approximately 8,736 acres of mineral rights ownership/control made up of 1,962 acres of public lands and 6,774 acres of private land. These rights are owned or controlled through ownership of various forms of patents issued by the USA and by ownership of unpatented mining and millsite claims held subject to the paramount title of the USA.

The Goldstrike Mine property includes a total of 298 unpatented mining and mill-site claims. Unpatented mining claims are maintained on an annual basis, and do not expire as long as the payments are made. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements.

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A total disturbance of 9,028 acres is currently authorized for the mine. The majority (87%) of the total authorized disturbance would occur on private lands owned by Goldstrike. The remainder (13%) of the authorized disturbance would occur on public lands administered by the BLM.

The Goldstrike property has various royalty shareholders with a maximum overriding Net Smelter Royalty (NSR) of 4% and a Net Profit Interest Royalty (NPI) of between 2.4% and 6% over various parts of the property. Key royalty shareholders are Franco-Nevada and Royal Gold, Inc.

INFRASTRUCTURE

The Goldstrike Mine is located in a major mining region and local resources including labour, water, power, and local infrastructure for transportation of supplies are well established. The majority of the workforce lives in the nearby towns of Elko, Spring Creek, Carlin, and Battle Mountain.

The surface rights secured for the Goldstrike Mine are sufficient to provide the necessary space required for all mining and quarrying activities. Enough land area also exists on the property to accommodate all foreseeable processing plants, ore and low-grade stockpiles, tailings impoundments, and waste disposal areas.

Currently, the major assets and facilities associated with the Goldstrike Mine are:

●	Underground and open pit mines with production from several mineralized zones.

●

The physical plant site including the administrative office complex and associated facilities, the open pit and underground mine workings and associated facilities, ore processing plants (autoclave pressure oxidation and roaster circuit) and associated facilities such as the laboratories, ore stockpiles, waste dumps, coarse ore storage, tailings storage, workshops, warehouses.

●	Facilities providing basic infrastructure to the mine, including electric power, water treatment and supply, and sewage treatment.

●	Surface and underground infrastructure including mine ramps, headframes, hoists, ventilation raises, maintenance shops, and mobile equipment fleets.

The water for processing and mining is delivered from dewatering production wells and is more than adequate for present and planned requirements. Active dewatering operations

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are required and a water management group is in place to carry out all dewatering including pumping, distribution, delivery, and disposal.

Barrick has a 115 MW natural gas-fired power plant, located near Reno, Nevada, that allows the flexibility to provide power through a combination of self-generation and market purchases.

HISTORY

The earliest gold mining activity in the northern part of the Carlin Trend occurred at the Bootstrap and Blue Star mines prior to the discovery of gold at the Goldstrike Mine property. At Bootstrap, just northwest of the Goldstrike Mine, antimony was discovered in 1918, followed by gold in 1946. Gold was produced at the Bootstrap during 1957 to 1960. At Blue Star, immediately south of the Goldstrike Mine, gold was identified in 1957 in areas that had been mined for turquoise.

The first discovery of gold in the Goldstrike property was in 1962 by Atlas Minerals. Soil samples and drilling discovered low-grade gold mineralization. In 1973 to 1974, the Nevada Syndicate (funded by Lac Minerals) outlined shallow mineralization in the Long Lac and Winston areas. Polar Resources (Polar) in 1975, followed by Pancana Minerals Ltd. (Pancana) from 1976 to 1977, delineated the Number 9 deposit and several low-grade zones within the Goldstrike intrusion to the east of Nevada Syndicate property. From 1975 to 1977, Polar and Pancana operated a small open pit and heap leach.

In 1978, Western States Minerals Corporation (Western States) entered into a 50/50 joint venture with Pancana, which had consolidated the various claims and leases in the Goldstrike Mine area. The bulk of the production was from oxidized zones, chiefly from the Long Lac, Bazza, and West Bazza deposits, plus some production from deposits within the Goldstrike intrusion. The Post deposit was discovered in 1982. Exploration continued until 1986 when a deep core hole was drilled at Post and the Deep Post deposit was discovered.

American Barrick Resources Corporation acquired the mine and properties from Western States (50%) in December 1986 and subsequently purchased Pancana’s interest (50%) in January 1987 for a total purchase price of $62 million. A deep drilling program outlined the large, high-grade Deep Post deposit, which was subsequently found to continue onto the adjacent property owned by Newmont Gold Company (Newmont). Exploration drilling in

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1987 to 1988 led to the discovery of a number of other deposits similar to Deep Post. These included Betze and Screamer, which, together with Deep Post, comprise the Betze-Post deposit. Other discoveries in 1987 and 1988 included Deep Star, Rodeo, Meikle, South Meikle, and Griffin.

Heap leach ore production from the Betze-Post pit continued from the time of purchase to the end of 1998. Oxide mill ore processing started in August 1988 and the autoclave portion of the mill commenced operation in early 1990. The processing of ores by the roaster began in 2000.

The 1999 Asset Exchange with Newmont resulted in the acquisition of the Goldbug (the southern portion of Rodeo), West Rodeo, Barrel, and North Post deposits. These deposits were in the Newmont land corridor separating the Betze-Post and Meikle mines. The Banshee property north of the Meikle was also part of the exchange.

Past production from the Goldstrike Mine from 1987 to the end of 2016 totals 42.8 million ounces of gold.

GEOLOGY AND MINERALIZATION

The Goldstrike Mine is located in the eastern Great Basin (Basin and Range Province) within the northern Carlin Trend on the western flank of the Tuscarora Mountains. The Carlin Trend is an alignment of gold mines located in a northwest-southeast belt extending five miles wide and 40 mi long, which accounts for more gold production than any other mining district in the United States. The northern trends account for more than twenty gold mines and deposits.

Carlin deposits comprise stratabound and structurally controlled disseminated hydrothermal gold mineralization hosted by Silurian-Devonian carbonate rocks that have been metamorphosed to varying degrees. The deposits are hydrothermal in origin and are usually structurally controlled. The carbonate host rocks are part of an autochthonous miogeoclinal carbonate sequence exposed as tectonic windows beneath the Roberts Mountains allochthon. The allochthonous rocks are a sequence of lower Paleozoic dominantly siliciclastic eugeoclinal rocks that were displaced eastward along the Roberts Mountains Thrust over younger units during the Upper Paleozoic Antler orogeny.

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The western or siliciclastic allochthonous assemblage consists of mudstone, chert, siltstone, and minor limestone and includes imbricate thrust slices of Devonian Slaven, Silurian Elder, and Ordovician Vinini Formations. The eastern autochthonous assemblage of carbonate rocks consists of calcareous mudstone, siltstone and sandstone of the Rodeo Creek Unit, muddy limestone of the Devonian Popovich Formation, silty limestone to massive fossiliferous limestone of the Silurian-Devonian Roberts Mountains Formation, sandy dolomite of the Ordovician Hanson Creek Formation, quartzite of the Ordovician Eureka Quartzite, and limestone, cherty limestone and dolomite of the Ordovician Pogonip Group.

Jurassic quartz diorite, as plugs, sills, and dikes, has intruded the Paleozoic sedimentary rocks. Dikes and sills of Jurassic monzonite and lamprophyre, and Tertiary dacite and rhyodacites, are mapped in the area.

Gold mineralization was emplaced approximately 39 Ma ago along favourable stratigraphy and structural features such as faults and folds, and along contacts between sedimentary rocks and the Goldstrike stock. Faulting provided major conduits for mineralizing fluids and may also have produced clay alteration that can act as a mineralizing barrier. Intense fracturing around the contact zone of the Goldstrike stock caused solution collapse and brecciation of the surrounding sedimentary units. Secondary fracture permeability was generated along the crests of anticlines, creating focal points for collapse breccia and dissolution zone formation. Finally, lithology and alteration contacts act as permeability barriers to fluids causing mineralization to pond along them particularly where feeder structures intersect these contacts. Alteration is characterized by decalcification of limestone, silicification of all rock types, and clay development in (argillization) structurally disturbed areas.

The gold mineralization is associated with silicification, argillization, and sulphide mineralization. In refractory sulphide ore, the gold is intimately associated with very fine-grained pyrite and marcasite. In some areas, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the historic Post Oxide deposit. Sulphide minerals associated with gold mineralization include arsenopyrite, realgar, orpiment, and stibnite. Gangue minerals include quartz, calcite, and barite. Realgar and orpiment are generally low in abundance; however, these minerals are locally common in stockwork veinlets, fracture fillings, and breccia matrices.

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EXPLORATION STATUS

To date, surface geological mapping and prospecting has been completed on the property, with pit mapping on-going. In excess of 27,000 diamond and reverse circulation (RC) holes have been drilled on the property to the end of 2016. Geochemical soil and rock sampling was carried out on the property in early exploration. Geophysical surveys include airborne and ground magnetometer; gravity; time domain pole-dipole induced polarization (IP); DC resistivity; controlled source audio magnetotellurics and MT (magnetotellurics); time domain MT/IP using a distributed assay system; electrical logging of drill holes; and downhole IP. Gold mineralization is not directly detectable by geophysical methods; however, surveys map subsurface properties that are useful in interpreting lithology, alteration, and structure as guides to gold mineralization. Aerial photographic surveys are performed every other year for open pit survey control.

MINERAL RESOURCES

The Mineral Resource estimate has an effective date of December 31, 2016. The open pit and underground resource estimates are based on depleting the 2016 mid-year block models, which were built using data available up to January 22, 2016 for underground and March 3, 2016 for open pit. RPA examined the EOY2016 open pit and underground Mineral Resource estimates and is of the opinion that they meet or exceed industry standards and are acceptable to support Mineral Reserve estimation.

The Mineral Resources are exclusive of Mineral Reserves. The EOY2016 Measured plus Indicated Mineral Resources total 9.07 million tons grading 0.160 oz/st gold and contain 1.46 million ounces of gold. In addition, EOY2016 Inferred Mineral Resources total 1.3 million tons grading 0.277 oz/st Au and contain 349,000 oz Au.

Goldstrike has very experienced on-site staff that are dedicated to maintaining the Betze-Post open pit resource block model and the Meikle and Rodeo underground block models. Different resource estimation procedures and block models are used to estimate the open pit and underground resources at the Goldstrike Mine.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which could materially affect the open pit or underground Mineral Resource estimates.

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MINERAL RESERVES

The Mineral Reserves are generated based upon the mine designs applied to the Mineral Resources. The design methodology uses cut-off grade estimates, confidence ratings, and economic assessment for validation. The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conforms to CIM definitions.

The EOY2016 Proven and Probable Reserves for the open pit, underground, stockpiles, and inventory total 77.92 million tons grading 0.104 oz/st Au and contain 8.08 million oz Au.

Goldstrike maintains a complex system of ore and low grade stockpiles, which have been growing since the late 1980s. There are primarily three major stockpile categories: Autoclave, Roaster, and Distal (stockpiles around property).

The Proven Reserves located in open pit stockpiles are estimated to be 58.17 million tons grading 0.081 oz/st Au, containing 4.70 million oz Au, as of December 31, 2016. RPA agrees with the ore control rationale for creating the stockpiles, and the accounting methods used to track the stockpile quantities and grades.

MINING METHOD

OPEN PIT

Barrick’s Betze-Post open pit is a large scale operation utilizing a traditional truck and shovel fleet. The open pit has three remaining phases, with the ultimate pit to measure approximately two miles east to west, 1.5 mi north to south, and have an average depth of approximately 1,300 ft. The Bazza Waste Dump was located to the southwest of the open pit, and it is closed at this time. The mine plan includes continued use of the Clydesdale Dump to the west, and backfilling of the south and southeast portion of the open pit. Internal to the pit is the Betze Portal, which connects to the Rodeo underground mine, the North Post Portal, which connects to North Post and Rodeo underground, and the Betze Portal 2 used for ventilation.

Ultimate pit limits were determined by generating Whittle pit shells based on the net cash generated, and the pit slopes recommended by Piteau Associates Engineering Ltd. Haul ramps were designed to be 140 ft wide, including a safety berm for double lane traffic accommodating the 330 ton class haul trucks, and have a maximum grade of 10%. Mining

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thickness is 40 ft in waste, and 20 ft in ore to help minimize dilution. In ore, triple benching is utilized creating 60 ft faces between catch benches.

Barrick optimizes mining by using a multi-phased approach, which maximizes stripping rates to keep an ore producing face available as much as possible. This multi-phase technique consists of a primary ore layback, a primary stripping layback, and a secondary stripping layback. Historically, this approach was put in place to maintain a consistent mill feed, and keep mine production in the range of 14 to 15 benches per layback per year.

UNDERGROUND

Generally low-strength rock conditions are the key factor in the underground mine design and mining method selection. This has led to two mining methods, both of which rely on cemented backfill for support. In relatively good to fair ground conditions, where longhole stoping methods are used, the wall and back instability is reduced by mining smaller, long-hole sections and filling before taking the next section. In poor ground, the underhand drift and fill method provides a backfill roof for subsequent lifts in the mining cycle.

Transverse longhole stoping is used where the mineralized zone has a significant width. Footwall drifts are driven parallel to the strike of the ore to provide access for stoping. Mining with transverse stopes requires a primary, secondary, and sometimes tertiary extraction to completely mine out the area. Longitudinal stopes are utilized in areas of the mine where the geometry and ground conditions allow. The stopes are accessed from a footwall drive and then driven parallel to the strike of ore. Each section is mined and filled before the next section is mined.

The underhand drift and fill method is utilized in areas with rock quality ratings of Fair to Poor, regardless of the width of the zone. The underhand drifts are nominally designed as 15 ft wide by 15 ft high. The minimum ore width is 15 ft (one drift). A primary drift is driven with increased ground support to hold the ground open, then backfilled with a high strength cemented rock fill or pastefill. Where the ore width exceeds the nominal drift width, subsequent drifts are developed (parallel or at oblique angles to the primary drift) and then backfilled. This process continues until the entire ore shape at a given elevation has been excavated and filled. Successive cuts are taken beneath the primary workings, utilizing the backfill as an engineered back.

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MINERAL PROCESSING

There are two ore processing facilities at the Goldstrike Mine. They are:

1.	An autoclave circuit consisting of:

¡	Grinding circuits
¡	Acid and alkaline POX autoclave circuits, followed by
¡	Total Carbonaceous Material (TCM) leaching process, incorporating a Resin in Leach (RIL) circuit, using calcium thiosulfate (CaTs) for gold dissolution instead of cyanide.

2.	A roaster circuit, consisting of:
¡	Dry grinding circuits
¡	Two-stage fluid bed roasting
¡	Carbon in Leach (CIL) gold recovery

Depending on various factors, including gold content, carbonate content, carbonaceous carbon reactivity, and sulphide sulphur content, the Betze-Post open pit ore is hauled to various stockpiles located at either the POX area or the roaster area. Planned distribution of ore from the stockpiles is ongoing exercise which is carried out by the strategic planning department to maintain optimal blends designed to maximize gold recovery.

All of the underground ore is processed in the roaster.

ACID/ALKALINE POX CIRCUIT

The grinding circuit was developed in two phases with a total capacity of 17,500 stpd. In both phases, the crushed ore is fed to semi-autogenous grinding (SAG) mills operating in closed circuit with pebble cone crushers. The SAG mill discharge is pumped to secondary grinding circuits, ball mills operating in closed circuit with a bank of cyclones. The overflow from the cyclones on the Mill 1 side feeds a tertiary ball mill also operating in closed circuit with a bank of cyclones. The cyclone overflow feeds one of the two thickeners that are common to both grinding circuits. A third thickener is utilized to recycle process solution as make-up water for grinding.

The thickener underflow is fed to a series of acidulation tanks where sulphuric acid is added to reduce the carbonate content, thereby reducing the potential carbon dioxide gas that will be generated in the autoclaves under acidic conditions.

The acidified slurry is fed to a series of preheaters where hot steam is contacted with the new feed in order to preheat the material. The sulphide oxidation reaction is carried out under elevated pressure and temperature in autoclaves. High purity oxygen is also added as

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the oxidant. The autoclave discharge passes through a series of flash vessels to let down the pressure followed by a series of tube and shell slurry coolers. The heat from the flash vessels is the primary steam source used for heating the slurry in the preheaters.

The autoclave products are very acidic due to the generation of sulphuric acid from the sulphide oxidation reaction that occurs in the autoclaves. The pH of the slurry is increased to 8.0 to 8.5 with the addition of slaked lime in a series of neutralization tanks followed by thiosulfate leaching concurrent with resin-in-leach (RIL).

As the carbonate levels in a portion of the ores from the Goldstrike Mine have increased, three of the autoclaves have been converted such that they can operate in an alkaline environment, as needed. Due to the high carbonate concentration, the autoclave reaction does not generate excess acid and the designated flash tank discharge, after being cooled in the slurry coolers, is combined with acidic discharge in the neutralization circuit to minimize lime addition requirements.

The slurry from neutralization is pumped to one of two RIL circuits, each made up of seven tanks. Calcium thiosulfate and other leaching reagents are added. The slurry flows by gravity through the series of seven tanks and resin is pumped counter-current to the slurry. From the first tank, loaded resin is transferred to the elution and refining circuit for recovery of the gold. The slurry exiting the seventh tank in the series is sent to a tails tank, and then pumped to the tailings storage facility (TSF3).

The loaded resin is transferred to one of four elution vessels where inorganic materials are first removed and then the gold stripped in a series of chemical wash steps. The pregnant solution containing the gold is forwarded to the new electrowinning and existing gold smelting circuit. The stripped resin is chemically regenerated before the resin is returned to one of the two RIL circuits.

ROASTER OPERATION

Fluid bed roasters were constructed to treat carbonaceous refractory ores that could not be treated effectively by the existing POX circuit. The roasters use high purity oxygen to react with organic carbon and sulphide sulphur prior to processing in a conventional CIL circuit.

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After crushing, the ore is conveyed to one of the two grinding circuits. The ore is dried and then flows toward the centre of the mill where it is removed through screens for classification into product size material. The roaster material has a target product size of 80% passing (P80) 74 µm.

The ore is primarily oxidized in the first stage of the roasters and then solids discharge by gravity continuously to the second stage. The temperature is maintained in the range of 524oC to 561oC. Oxidation is essentially completed in the second stage, achieving approximately 99% oxidation of the sulphide sulphur and greater than 90% oxidation of the organic carbon. Material from the second stage of the roaster discharges by gravity to the calcine quench system.

The exhaust gas from each stage is classified using dry cyclones. The coarse material recovered from the exhaust gas is returned to the roaster for further treatment and the fine material is forwarded to gas quenching and final dust scrubbing. The off-gas from the final dust scrubbers from both circuits are recombined for final off-gas cleaning. The final gas cleaning circuit removes mercury, sulphur dioxide, carbon monoxide, and nitrous oxides. The gas then exits through a stack to the atmosphere.

The treated calcine from the roaster is sent to a quench tank to reduce temperature. Water recovered from the neutralization circuit is used to cool the calcine. The slurry feeds neutralization tanks where milk-of-lime is added for pH control in order to safely leach the ore with cyanide. After leaving the neutralization tanks, the material is sent to a thickener to recover excess water for cooling and reuse in the quench tanks. The thickener underflow reports to the roaster CIL circuit.

The slurry from neutralization tanks is pumped to a CIL circuit, which has eight agitated tanks. Activated carbon is pumped counter-currently from the eighth tank to the first tank. The carbon then is transferred to a loaded carbon holding bin and taken to the main elution and refining operation located adjacent to the POX operations. The slurry exiting the final CIL tank is sent to a cyanide destruction reactor before being transferred to the tailings storage facility (North Block).

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RECOVERY

Barrick has developed recovery calculations based on evaluation of historical data. They have changed over time as the ore and operations have changed. Based on the evaluation of the head grade adjustments, RPA is of the opinion that the recovery calculations and the equations used to estimate gold recoveries are accurate.

MARKET STUDIES

Gold is the principal commodity at the Goldstrike Mine and is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. The doré produced at the Goldstrike Mine is shipped to commercial refineries, which are located in a major city like Salt Lake City, Utah.

ENVIRONMENTAL, PERMITTING, AND SOCIAL CONSIDERATIONS

The Goldstrike operations consist of operating open pit and underground mines plus process plant facilities. The mines and the corporation have environmental groups and management systems to ensure that the necessary permits and licences are obtained and maintained. These groups also carry out the required monitoring and reporting.

TAILINGS STORAGE FACILITY

Tailings from both the POX and roaster operations were deposited in the North Block Tailings Disposal Facility (NBTDF) located immediately to the east of the roaster facility and the Meikle mine until 2014. Currently, only tailings from the Roaster operations are deposited into NBTDF. The NBTDF operates as a zero discharge facility under Water Pollution Control Permit NEV091029 with the Nevada Division of Environment Protection (NDEP) and Jurisdictional Dam Permit J-699 with the Nevada Division of Water Resources (NDWR). The NBTDF is expanded approximately every two years and is currently permitted through a Stage 12 expansion.

Tailings from the TCM Leach/POX operations are deposited in the Tailings Storage Facility 3 (TSF3) located immediately south of the NBTDF. TSF3 operates as a zero discharge facility under Water Pollution Control Permit NEV091029 with the NDEP and Jurisdictional Dam Permit J-662 with the NDWR. TSF3 is expanded approximately every two years and is currently constructed through Stage 2 and permitted through Stage 6.

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PROJECT PERMITTING

The BLM issued a Decision on the Amendment to the Plan of Operations for the 2015 Betze Pit Expansion through the Determination of NEPA Adequacy process. The approval of this Amendment ensured the continuance of mining and processing for the Goldstrike operations.

CAPITAL AND OPERATING COST ESTIMATES

CAPITAL COSTS

Current LOM capital costs are estimated to be $915 million. The major capital cost for the open pit will be capitalized waste stripping, which is estimated to be $362 million. Capital for the process facilities is estimated to be $143 million, which consists primarily of replacement capital. Underground mine development is projected to be $134 million.

OPERATING COSTS

The total operating cost has been estimated by Goldstrike to be approximately $4.3 billion over the LOM plan (2017-2032). Over the same time period, the average open pit mining operating cost is estimated to be $1.49 per ton mined. Underground mining cost will average $99 per ton mined. Processing costs will average $29.51 per ton processed.

BEST-IN-CLASS INITIATIVES

Year-over-year operating cost improvements were realized through implementation of the Goldstrike Optimization Program (part of Barrick’s Best-in-Class initiatives) in 2016. Some examples of improvements include:

●

Underground mining efficiencies increased production through haulage efficiencies, better control of development overbreak, and improved paste crew effectiveness. This improved underground mining unit costs by 5%.

●	Open pit mining efficiencies decreased equipment operating hours through break rotators and parking excess trucks. This improved open pit mining unit costs by 16%.

●	Autoclave/TCM plant efficiencies reduced costs through the use of key performance indicator dashboards and short interval control. This improved TCM unit costs by 4%.

●	Roaster plant recoveries increased by 1% with the installation of two new CIL tanks, commissioned ahead of schedule. Roaster unit costs improved by 3%.

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to prepare an independent Technical Report on the Goldstrike Mine (the Goldstrike Mine), in Eureka and Elko Counties, Nevada, USA. The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Goldstrike Mine as of December 31, 2016. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. The effective date of the Mineral Resource and Mineral Reserve estimates in this Technical Report is December 31, 2016, and information in this Technical Report is current as of that date unless otherwise specified.

Barrick is a Canadian publicly traded mining company with a portfolio of operating mines and projects across five continents. The Goldstrike Mine property is located within the northern Carlin Trend on the western flank of the Tuscarora Mountains in Eureka and Elko Counties, north central Nevada, USA, approximately 38 mi northwest of Elko and 25 mi north of the town of Carlin.

The Goldstrike Mine contains both open pit and underground operations. The Betze-Post open pit is a large-scale operation utilizing a traditional truck and shovel fleet. The current open pit production plan shows that 13.51 million tons of ore grading 0.112 oz/st Au will be mined and rehandled from stockpiles from 2017 through 2031. The ultimate pit will measure approximately two miles east to west, 1.5 mi north to south, and have an average depth of approximately 1,300 ft. The underground mine consists of 11 separate zones stretching over a length of 12,000 ft and a vertical distance from approximately 600 ft to 2,000 ft below surface. Underground mine production is planned from the Rodeo, Meikle, North Post, and Banshee mine areas. Underground Mineral Reserves totalling 6.26 million tons at 0.288 oz/st Au are projected to sustain the mine operations until 2023.

SOURCES OF INFORMATION

RPA visited the Goldstrike Mine from October 26 to 28, 2016. The RPA team consisted of the following members:

●	Jason J. Cox, P.Eng., Project Manager, Principal Mining Engineer – Underground

●	Stuart E. Collins, P.E., Principal Mining Engineer – Open Pit

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●	Luke Evans, P.Eng., Principal Geological Engineer

●	Holger Krutzelmann, P.Eng., Associate Principal Metallurgical Engineer

During the visit, discussions were held with the following people:

●	Bill MacNevin, General Manager, Goldstrike

●	Rick Sims, Senior Director, Reserves & Resources

●	Roger Hoops, Manger, Underground Mining

●	Julius Stieger, Manager, Open Pit Mining

●	Aaron Lamb, Manager, Administration & Capital Projects

●	Darek Huebner, Manager, Environmental

●	Kim Starr, Senior Mine Engineer, Open Pit Mine Planning

●	Jim Byars, Chief Geologist

●	Janna Linebarger, Chief Geologist, Underground

●	Julian Manuel, Senior Underground Resource Geologist

●	John Porter, Senior Open Pit Resource Geologist

●	Pete Haarala, Acting Superintendent, Open Pit Tech Services

●	Evan Verkade, Chief Engineer, Underground Tech Services

●	Andy Thompson, Manager, Operations Excellence

●	Paul Wilmot, Process Manager

●	Jodi Esplin, Chief Metallurgist

●	Janet Baron, Metallurgist

●	Samuel Yu, Metallurgist

●	Henry Cay, Metallurgist

●	Zaheer Jamkhana, Senior Mining Engineer, Underground

The Goldstrike Betze-Post and Meikle operations have been the subject of Technical Reports and resource/reserve technical audits as follows:

●	March 2012, NI 43-101 Technical Report, RPA (RPA. 2012)

●	December 2010, Mineral Reserve & Resource Review, RPA

●	December 2008, Mineral Reserve & Resource Review, Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA, a predecessor company to RPA)

●	June 29, 2008, 2008 Mid-year Model Review, Resource Modeling Inc.

●	January 2006, Reserve Procedure Audit, Scott Wilson RPA

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●	February 7, 2005, Review of Mineral Reserve Estimation Procedures, Scott Wilson RPA November 2004, Sarbanes Oxley Review, Scott Wilson RPA

Mr. Cox is responsible for the overall preparation of this report, and reviewed the underground mine planning and production and is responsible for Sections 15, 16, 18, 19, 21, and 22. Mr. Collins reviewed the mining practices, reserve estimate, and economics of the open pit division and is responsible for the open pit portions of Sections 15, 16, 18, 19, 21, and 22. Mr. Evans reviewed the geology, sampling, assaying, and resource estimates and is responsible for Sections 2 to 5, 7 to 12, 14, and 23. Mr. Krutzelmann reviewed the metallurgical and environmental aspects of the operation and is responsible for Sections 13, 17, 20, and 21. The authors share responsibility for Sections 1, 6, 24, 25, 26, and 27 of this Technical Report. RPA would like to acknowledge the excellent cooperation in the transmittal of data by Barrick and Goldstrike personnel.

This report does not include information on the South Arturo property, located adjacent to the Goldstrike Mine, except where expressly indicated. South Arturo is a joint venture between Premier Gold Mines Limited (40%) and Barrick (60%). The mineralized material from South Arturo is trucked to Goldstrike and toll milled.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27, References.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the Imperial system. All currency in this report is US dollars (US$) unless otherwise noted.

μm	Micron	k	kilo (thousand)
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
A	Ampere	kWh	kilowatt-hour
a	Annum	L	litre
bbl	Barrels	L/s	litres per second
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	mi	mile
cal	Calorie	min	minute
cfm	cubic feet per minute	mph	miles per hour
d	Day	MVA	megavolt-amperes
dia.	Diameter	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	Foot	oz/st	ounces per short ton
ft/s	feet per second	oz	Troy ounce (31.1035g)
ft2	square foot	ppm	parts per million
ft3	cubic foot	psia	pounds per square inch absolute
g	Gram	psig	pounds per square inch gauge
G	giga (billion)	RL	relative elevation
Gal	Imperial gallon	s	second
g/L	grams per litre	st	short ton
g/t	grams per tonne	stpa	short tons per year
gpm	Imperial gallons per minute	stpd	short tons per day
gr/ft3	grains per cubic foot	US$	United States dollar
hr	Hour	USg	United States gallon
ha	Hectare	USgpm	US gallons per minute
hp	Horsepower	V	volt
in	Inch	W	watt
in2	square inch	yd3	cubic yard
J	Joule	yr	year

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 2-4

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by RPA for Barrick. The information, conclusions, opinions, and estimates contained herein are based on:

●	Information available to RPA at the time of preparation of this report,

●	Assumptions, conditions, and qualifications as set forth in this report, and

●	Data, reports, and other information supplied by Barrick and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by Barrick. The properties and mineral rights are owned or controlled through ownership of various forms of patents issued by the USA and by ownership of unpatented mining and millsite claims held subject to the paramount title of the USA. RPA has not researched property title or mineral rights for the Goldstrike Mine and expresses no opinion as to the ownership status of the property expressed in the Summary and in Section 4, Property Description and Location.

RPA has relied on Barrick for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Goldstrike Mine in the Summary and Section 22, Economic Analysis.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 3-1

4 PROPERTY DESCRIPTION AND LOCATION

The Goldstrike Mine property is located within the northern Carlin Trend on the western flank of the Tuscarora Mountains in Eureka and Elko Counties, north central Nevada, USA, approximately 38 mi northwest of Elko and 25 mi north-northwest of the town of Carlin. The Goldstrike Mine lies within Township 36 North and Ranges 49 & 50 East MDM. The administration building is located at approximately 40°58.389 N 116°21.149 W NAD 27 (Figure 4-1).

Barrick acquired the interest of Western States Minerals Corporation (WSMC) in the Goldstrike Mine in December 1986. In 1994, Barrick Goldstrike Mines, Inc. (Goldstrike), a wholly-owned subsidiary of Barrick, received patents under the General Mining Law to 1,793 acres of land on which the Betze-Post Mine, the Meikle Mine, and most of Goldstrike’s milling and beneficiation operations are situated. In June 1995, Goldstrike acquired title to 1,657.5 acres of public lands in a land exchange with the Bureau of Land Management (BLM) that were subject to Goldstrike’s unpatented millsite claims within or adjacent to Goldstrike’s mining and milling operation. A second land exchange to consolidate land ownership occurred between Goldstrike and the BLM in 1995. The Section 31 land exchange (BLM 1995) resulted in Goldstrike acquiring title to 1,279 acres of public land that was subject to Goldstrike’s unpatented mining claims within or adjacent to Goldstrike’s mining and milling operations.

On May 3, 1999, Newmont Gold Company (Newmont) and Goldstrike completed a transaction known as the asset exchange. The purpose of the asset exchange was to rationalize the ownership and control of both the surface and subsurface estates that were jointly owned by the parties and to reduce the number of complex agreements that were needed to permit efficient operation and development of properties owned by both companies.

As a result of these exchanges, Goldstrike obtained:

(1)	the land needed for the development of the west end of the Betze-Post open pit;

(2)	control of the open pit, including the right to backfill the pit;

(3)	control of other lands important to its security that were needed for waste rock facilities;

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 4-1

(4)	the underground deposits adjacent to its Meikle and Rodeo mines.

A joint venture agreement (70%-30%) with Newmont holding 30%, allows mining of a small area in the North Post area owned by Newmont.

Current land ownership is shown in Figure 4-2.

The Goldstrike Mine area is composed of approximately 10,372 acres of surface rights of which approximately 1,922 acres are public lands administered by the BLM and 8,450 acres are patented and private lands owned by Goldstrike. There are approximately 8,736 acres of mineral rights ownership/control made up of 1,962 acres of public lands and 6,774 acres of private land. These rights are owned or controlled through ownership of various forms of patents issued by the USA and by ownership of unpatented mining and millsite claims held subject to the paramount title of the USA.

The Goldstrike Mine property includes a total of 298 unpatented mining and mill-site claims. Unpatented mining and mill-site claims are maintained on an annual basis, and do not expire as long as the maintenance fee payments are made. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. Details of the claims are a matter of public record, available at the BLM Land & Mineral Legacy Rehost System (LR2000 website).

Figure 4-3 shows the general surface arrangement of the property and the footprint of the Goldstrike mineralization relative to the property boundaries.

A total disturbance of 9,028 acres is currently authorized for the mine. The majority (87%) of the total authorized disturbance would occur on private lands owned by Goldstrike. The remainder (13%) of the authorized disturbance would occur on public lands administered by the BLM.

The Goldstrike property has various royalty shareholders with a maximum overriding Net Smelter Royalty (NSR) of 4% and a Net Profit Interest Royalty (NPI) of between 2.4% and 6% over various parts of the property. Key royalty shareholders are Franco-Nevada and Royal Gold, Inc.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 4-2

www.rpacan.com

OREGON
IDAHO
GOLDSTRIKE
N
CALIFORNIA
UTAH
ARIZONA
NEVADA
McDermitt
Humboldt
Elko
Wells
Winnemucca
Elko
West Wendover
Carlin
Battle Mountain
Washoe
Pershing
80
Lovelock
Lander
Eureka
Churchill
White Pine
Reno
Fallon
Storey
Austin
Eureka
Ely
CARSON CITY
Douglas
Lyon
Hawthorne
Mineral
Esmeralda
Tonopah
Nye
Lincoln
Clark
Las Vegas
Legend:
Major Highway
Road
County Boundary
Town/City
Capital City
0 40 80 120 160 200
Kilometres
0 20 40 60 80 100
Miles
Golden Sunlight
OREGON
MONTANA
IDAHO
Boise
Turquoise Ridge
GOLDSTRIKE
Marigold
Salt Lake City
Cortez/Cortez Hills
Bald Mountain
CALIFORNIA
UTAH
NEVADA
Ruby Hill
Round Mountain
Reno
Sacramento
April 2017
Source: RPA, 2012.

Figure 4-1

Barrick Gold Corporation

Goldstrike Mine

Eureka & Elko Counties

State of Nevada, U.S.A.

Location Map

4-3

www.rpacan.com

37N 49E
37N 50E
36N 49E
36N 50E
35N 49E
35N 50E
Elko County
Eureka County
0
0.5
1
Miles
Figure 4-2

Legend:

- Goldstrike Property Boundary
- Barrick Owned Patented
- USA Public Land Controlled by Barrick Claims

Barrick Gold Corporation

Goldstrike Mine

Eureka & Elko Counties
State of Nevada, U.S.A.

Land Ownership

April 2017

Source: Barrick Gold Corp., 2016.

4-4

www.rpacan.com

N
ELKO
EUREKA
NORTH BLOCK TAILS
MEIKLE
ROASTER
RODEO
BOOTSTRAP ROAD
WATER TREATMENT PLANT
CLYDESDALE WASTE DUMP
BETZE - POST PIT
AA TAILS
ACCESS ROAD
NEWMONT TAILS
BAZZA UNDERGROUND
PROCESS
ADMIN
BAZZA WASTE DUMP
GOLDSTRIKE PROPERTY BOUNDARY
T36N R49E
T36N R50E
Figure 4-3

Barrick Gold Corporation

Goldstrike Mine

State of Nevada, U.S.A.

Footprint of Mineralization

Legend:
- *Property Boundary*
- *Open Pit Mineralization*
- *Underground Mineralization*

0 2000 4000
Feet

April 2017

Source: Barrick Gold Corp., 2016.

4-5

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Goldstrike Mine is accessed from Elko, Nevada, by travelling west approximately 26 mi on U.S. Interstate 80 to Carlin, Nevada, where State Route 766 provides access to various mining operations, including the Goldstrike Mine. Access to the property is provided by access agreements with Newmont that allow for the use of various roads in the area and a right-of-way issued by the BLM. The roads are well maintained and most are paved.

CLIMATE

Annual temperatures range from minus 38ºF to plus 104ºF. Average annual snowfall averages 30 in., while annual rainfall averages eight to ten inches. The heaviest months of precipitation are during the winter, as snow, and in May and June, as rain. Summer precipitation occurs mostly as scattered showers and thunderstorms, making only a minor contribution to overall precipitation. The effect of climate on operations is minimal. Approximately two shifts per year are lost due to weather.

LOCAL RESOURCES

The Goldstrike Mine is located in a major mining region and local resources including labour, water, power, natural gas, and local infrastructure for transportation of supplies are well established. The majority of the workforce lives in the nearby towns of Elko, Spring Creek, Carlin, and Battle Mountain.

The water for process and mining is delivered from dewatering production wells. The water supply is more than adequate for present and planned requirements. Active dewatering operations are required and a water management group is in place to carry out all dewatering including pumping, distribution, delivery, and disposal.

Barrick built a 115 MW natural gas-fired power plant near Reno, Nevada that became operational in the fourth quarter of 2005. This allows Goldstrike the flexibility to provide power through a combination of self-generation and market purchases.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 5-1

Natural gas is delivered via a natural gas pipeline. The natural gas pipeline is a continuation of the North Elko Pipeline (NEP) that is a lateral of the Ruby Pipe Line and extends to a metering station at the fence line of the Goldstrike Mine property. The new pipeline starts at the main metering station located at the southeast corner of the Goldstrike Mine. The pipeline terminates at several locations where major pieces of equipment are located within the Autoclave and Roaster facilities.

An integral part of the work was the conversion of all major consumers from propane-fired to natural gas-fired service. Conversion includes burners, burner controls, and two sub metering flow/pressure regulation stations where gas parameters are adjusted to an operating range. The entire four miles of pipeline has been constructed within the fence line of the Goldstrike Mine property.

INFRASTRUCTURE

The surface rights secured for the Goldstrike Mine are sufficient to provide the necessary space required for all mining and quarrying activities. Enough land area also exists on the property to accommodate all foreseeable processing plants, ore and stockpiles, tailings impoundments, and waste disposal areas.

Currently, the major assets and facilities associated with the Goldstrike Mine are:

●	Underground and open pit mines with production from several mineralized zones.

●

The physical plant site including the administrative office complex and associated facilities, the open pit and underground mine workings and associated facilities, ore processing plants (autoclave pressure oxidation and roaster circuit) and associated facilities such as laboratories, ore stockpiles, waste dumps, coarse ore storage, tailings storage, workshops, and warehouses.

●	Facilities providing basic infrastructure to the mine, including electric power, water treatment and supply, and sewage treatment.

●	Surface and underground infrastructure including mine ramps, headframes, hoists, ventilation raises, maintenance shops, and mobile equipment fleets.

PHYSIOGRAPHY

The Goldstrike property is located in the Great Basin of north central Nevada, USA. The mine is at an elevation of approximately 5,600 ft in the hilly terrain of the Tuscarora Mountains with elevations varying from 5,400 ft to 6,000 ft in the immediate area.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 5-2

The combination of topography and a mid-latitude steppe climate, common to the Great Basin, has produced grass and shrub dominated vegetation. Disturbances to the vegetation, including overgrazing, large-scale range fires of the 1960s, past and present mining operations, and mineral exploration have converted much of the remaining native vegetation within the area to early non-native annuals, sagebrush, and rabbit brush. Riparian vegetation exists in association with perennial stream flow in Bell, Brush, and Rodeo Creeks, as well as near springs located throughout the Little Boulder Basin.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 5-3

6 HISTORY

The following history of the Goldstrike Mine property owned by Barrick was obtained from Keith Bettles’ report (Bettles, 2002).

The earliest gold mining activity in the northern part of the Carlin Trend occurred at the Bootstrap and Blue Star mines prior to the discovery of gold at the Goldstrike Mine property. At Bootstrap, just northwest of the Goldstrike Mine, antimony was discovered in 1918, followed by gold in 1946. Gold was produced at the Bootstrap during 1957 to 1960. At Blue Star, immediately south of the Goldstrike Mine, gold was identified in 1957 in areas that had been mined for turquoise. At the Goldstrike Mine, the only evidence of early mining activities is small workings for mercury of unknown age, located along the Post fault zone, south of the Meikle deposit.

The first discovery of gold in the Goldstrike Mine property was in 1962 by Atlas Minerals. Soil samples and drilling discovered low-grade gold mineralization. No further work was conducted until an increase in gold price was seen in 1973 to 1974, which led the Nevada Syndicate (funded by Lac Minerals) to re-evaluate the area. Using various exploration methods, shallow mineralization in the Long Lac and Winston areas was outlined. Polar Resources (Polar) in 1975, followed by Pancana Minerals Ltd. (Pancana) from 1976 to 1977, delineated the Number 9 deposit and several low-grade zones within the Goldstrike intrusion to the east of Nevada Syndicate property. From 1975 to 1977, Polar and Pancana operated a small open pit and heap leach.

In 1978, WSMC entered into a 50/50 joint venture with Pancana, which had consolidated the various claims and leases in the Goldstrike Mine area. The bulk of the production was from oxidized zones, chiefly from the Long Lac, Bazza, and West Bazza deposits, plus some production from deposits within the Goldstrike intrusion. The Post deposit was discovered in 1982. Exploration continued until 1986 when a deep core hole was drilled at Post and the Deep Post deposit was discovered.

American Barrick Resources Corporation acquired the mine and properties from WSMC (50%) in December 1986 and subsequently purchased Pancana’s interest (50%) in January 1987 for a total purchase price of $62 million. An aggressive deep drilling program outlined

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 6-1

the large, high-grade Deep Post deposit, which was subsequently found to continue onto the adjacent property owned by Newmont. Exploration drilling in 1987 to 1988 led to the discovery of a number of other deposits similar to Deep Post. These included Betze and Screamer which, together with Deep Post, comprise the Betze-Post deposit. Other discoveries in 1987 and 1988 included Deep Star, Rodeo, Meikle (previously named Purple Vein), South Meikle, and Griffin.

Additional drilling in 1987 and 1988 expanded the reserve to justify bringing the Betze-Post deposit into production by open pit methods. Even though the deposit was deep, the size and grade allowed for economic development. Heap leach ore production from the Betze-Post pit continued from the time of purchase to the end of 1998. Oxide mill ore processing started in August 1988 and the autoclave portion of the mill, which oxidizes sulphide ores, commenced operation in early 1990. The processing of ores by the roaster began in 2000.

The Meikle deposit, formerly known as the Purple Vein, is located approximately 1.5 mi north-northwest of Barrick’s Betze-Post deposit and is currently in production. The deposit is approximately 800 ft to 2,000 ft below the surface. Although there is very little gold at the surface above the Meikle, Rodeo/Goldbug, and Griffin deposits, there is extensive silicification of the rocks along fault zones and a weak arsenic anomaly has been detected in soil samples. The Meikle deposit was discovered in September 1989 when the tenth deep drill hole EX-89-4 intersected 540 ft of 0.41 oz/st Au from 1,305 ft to 1,845 ft. This hole was targeted at an inferred structural intersection associated with induced polarization (IP) geophysical and soil geochemistry anomalies. Gold mineralization is absent at surface (in contrast to the Betze-Post deposit), although the area was the site of small-scale mercury workings in the 1940s.

Discovery of the Rodeo and Griffin deposits were part of the original deep exploration program. Both predate the discovery of Meikle. The discovery of the Rodeo deposit was in June 1988 and Griffin in July 1988. Their development since discovery has been significantly aided by the knowledge gained from the Meikle mine and from the underground access from the Meikle mine.

The 1999 Asset Exchange with Newmont resulted in the acquisition of the Goldbug (the southern portion of Rodeo), West Rodeo, Barrel, and North Post deposits. These deposits

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 6-2

were in the Newmont land corridor separating the Betze-Post and Meikle mines. The Banshee property north of the Meikle was also part of the exchange.

PAST PRODUCTION

Past production (tons hoisted) from the underground operations for the past 10 years is listed in Table 6-1.

TABLE 6-1 PAST 10 YEARS PRODUCTION - UNDERGROUND MINE

Barrick Gold Corporation – Goldstrike Mine

Year	Tons Mined (000)	Grade (oz/st Au)	Contained Gold (000 oz)
2007	1,300	0.354	460
2008	1,388	0.342	476
2009	1,515	0.366	458
2010	978	0.307	300
2011	1,154	0.284	327
2012	1,312	0.277	364
2013	1,522	0.277	421
2014	1,766	0.258	455
2015	1,618	0.280	452
2016	1,604	0.287	461
Total	14,157	0.295	4,174

Past production from the open pit mine for the past 10 years is listed in Table 6-2.

TABLE 6-2 PAST 10 YEARS PRODUCTION - OPEN PIT MINE

Barrick Gold Corporation – Goldstrike Mine

Year	Tons Mined (000)	Grade (oz/st Au)	Contained Gold (000 oz)
2007	4,647	0.157	730
2008	12,952	0.155	2,008
2009	3,990	0.188	750
2010	13,734	0.134	1,840
2011	3,064	0.097	297
2012	12,748	0.113	1,442
2013	6,032	0.119	716
2014	6,549	0.136	891
2015	8,011	0.122	975
2016	1,818	0.156	283
Total	73,545	0.135	9,932

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 6-3

Production at the Goldstrike Mine has varied on an annual basis with the largest annual variance in production being the open pit mining, where ore production is a function of the ore availability in the pit. The large annual variance is smoothed through the use of stockpiles. The total gold production at the Goldstrike Mine since 1987 is shown in Table 6-3. The difference between the contained gold mined and the gold production from the plant is a combination of metallurgical recovery, variations in the grade of material taken from stockpiles, and other minor items.

TABLE 6-3 HISTORICAL PRODUCTION – PLANT FACILITIES

Barrick Gold Corporation – Goldstrike Mine

Year	Open Pit (oz)	Underground (oz)	Total (oz)
1987	40,144	-	40,144
1988	119,418	-	119,418
1989	207,264	-	207,264
1990	352,880	-	352,880
1991	546,146	-	546,146
1992	1,108,218	-	1,108,218
1993	1,439,928	-	1,439,928
1994	1,849,503	-	1,849,503
1995	2,031,885	-	2,031,885
1996	1,934,966	78,442	2,013,408
1997	1,605,836	574,308	2,180,144
1998	1,498,683	847,312	2,345,995
1999	1,130,093	977,357	2,107,450
2000	1,646,640	805,719	2,452,358
2001	1,549,975	712,688	2,262,663
2002	1,409,985	640,337	2,050,322
2003	1,559,461	551,664	2,111,125
2004	1,381,315	561,345	1,942,660
2005	1,514,320	509,568	2,023,887
2006	1,387,864	477,036	1,864,900
2007	1,215,447	413,186	1,628,632
2008	1,281,450	424,447	1,705,897
2009	961,906	388,548	1,350,454
2010	884,200	281,308	1,165,508
2011	721,534	279,349	1,000,882
2012	812,707	327,203	1,139,910
2013	521,489	360,578	882,067
2014	515,641	386,679	902,320
2015	642,493	411,003	1,053,496
2016	544,736	417,438	962,174
Total	32,416,127	10,425,512	42,841,639

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 6-4

Production attributable to Barrick in 2016 consists of the amount in Table 6-3 above (962,000 ounces) and Barrick’s share of production from the South Arturo Mine (134,000 ounces), for a total of 1,096,000 ounces of gold.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 6-5

7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

The Goldstrike Mine is located in the eastern Great Basin (Basin and Range Province) within the northern Carlin Trend on the western flank of the Tuscarora Mountains. The Carlin Trend is an alignment of gold mines located in a northwest-southeast belt extending five miles wide and 40 mi long, which accounts for more gold production than any other mining district in the United States. The northern trends account for in excess of twenty gold mines and deposits.

Two regionally recognized assemblages comprise the sedimentary strata of northeastern Nevada (Figure 7-1). The western or siliciclastic assemblage consists of mudstone, chert, siltstone, and minor limestone and includes imbricate thrust slices of Devonian Slaven, Silurian Elder, and Ordovician Vinini Formations. The eastern assemblage of carbonate rocks consists of calcareous mudstone, siltstone and sandstone of the Rodeo Creek Unit, muddy limestone of the Devonian Popovich Formation, silty limestone to massive fossiliferous limestone of the Silurian-Devonian Roberts Mountains Formation, sandy dolomite of the Ordovician Hanson Creek Formation, quartzite of the Ordovician Eureka Quartzite, and limestone, cherty limestone, and dolomite of the Ordovician Pogonip Group.

Jurassic quartz diorite, as plugs, sills, and dikes, has intruded the Paleozoic sedimentary rocks. Contact metamorphism affects the sedimentary rocks adjacent to the larger igneous bodies and is evident in the formation of marble, calc-silicates, hornfels, and skarn. Dikes and sills of Jurassic monzonite and lamprophyre, and Tertiary dacite and rhyodacites, are mapped in the area. Miocene rhyolite flows occur to the west in Boulder Valley. Tuffaceous fluvial and lacustrine semi-consolidated sediments of the Tertiary Carlin Formation and Quaternary alluvium unconformably top the stratigraphic section.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 7-1

www.rpacan.com

R50E
R51E
R52E
GOLDSTRIKE
N
T35N
T34N
Carlin
R53E
Legend:
Quaternary-Tertiary Cover
Tertiary Volcanics Undifferentiated
Tertiary Intrusive Rocks
Mesozoic Intrusive Rocks
Mesozoic Sediments
Mesozoic Volcanics
Paleozoic Overlap Assemblage Sediments
Paleozoic Eastern Assemblage Carbonate Sediments
Paleozoic Western Assemblage Siliceous Sediments
0 5 10
Kilometres

Figure 7-1

Barrick Gold Corporation

Goldstrike Mine
State of Nevada, U.S.A.
Regional Geology

April 2017

Source: Murray et al., 2005.

7-2

The Antler orogeny extensively deformed Paleozoic rocks of the Great Basin in Nevada and western Utah during Late Devonian and Early Mississippian time. In the late Devonian some 350 million years B.P., the Antler volcanic island arc terrane collided with what was then the west coast of North America and the North American Plate. The collision zone is marked by the Carlin Trend and the Roberts Mountains Thrust. The siliciclastic rocks were thrust eastward over the carbonate rocks during the Antler Orogeny (Roberts Mountains Thrust). Mesozoic compressional deformation was also important regionally as indicated by various east and west as well as north-northeast and south-southwest verging thrusts. Tertiary faulting developed basins and ranges with the former subsequently filled with volcanics and sediments during Tertiary time. Gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

The stratigraphic section is cut by a series of north-northwest, northwest, northeast and north-northeast striking high and low-angle faults with extensive fracturing, brecciation, and folding. These faults both control and displace mineralization, with evidence for both dip-slip and oblique-slip displacements. Jurassic and Tertiary intrusives utilized both high and low angle faults as they intruded the Paleozoic section. Cenozoic Basin and Range deformation most likely reactivated many of faults in the area.

In terms of their regional tectonic setting, the Carlin Trend gold deposits are hosted in carbonate rocks within a thick sequence of Paleozoic miogeoclinal sedimentary rocks coincident with:

1)	the thinned western margin of the North American craton in early Paleozoic times;

2)	the west-central portion of the Lower Devonian Antler foreland basin;

3)	the east edge of deformation related to the late Paleozoic Humboldt orogeny;

4)	Jurassic plutonism, metamorphism and deformation;

5)	the hinterland of the early Tertiary Sevier orogenic belt; and

6)	the broad zone of Eocene to Miocene calc alkaline magmatism and tectonic extension that occurred throughout much of the Great Basin.

The collision between Antler terrane and the North America plate induced higher crustal temperatures and pressures which produced numerous hot springs along the suture zone. Several episodes of subsurface magmatism are known to have occurred subsequent to the collision. During these episodes, and particularly during the Eocene epoch, hydrothermal fluids brought dissolved minerals toward the surface, precipitating them out along fissures.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 7-3

Among these minerals were gold and silver. Most of the largest gold deposits lie within 350 ft of the Roberts Mountain Thrust at the base of the allochthon. Geochronologic study indicates that most of the gold in the Carlin Trend was emplaced over a short interval of time between approximately 42 and 36 Ma. Analyses of the sulphosalt galkhaite from the Rodeo deposit at the Goldstrike Mine have yielded a mineralization age of 39.8 ± 0.6 Ma.

PROPERTY GEOLOGY

OPEN PIT

At the Betze-Post open pit, the stratigraphic sequence from the base is as follows: Ordovician Vinini Formation siltstones, mudstones and cherts; Silurian-Devonian Roberts Mountains Formation silty/fossiliferous/laminated limestones and sedimentary breccias; Devonian Popovich limestones, limey mudstones and sedimentary breccias; and Devonian Rodeo Creek siltstones and argillites (Figures 7-2 and 7-3). These formations have been intruded by the Goldstrike stock and other Jurassic diorite dikes and sills as well as by Tertiary dikes and sills. The Vinini Formation rocks, which lie mostly east of the pit, have been thrust over the younger units along the Roberts Mountains Thrust that is exposed in the wall of the Betze-Post open pit. Unconformably overlying the older units are volcaniclastic sedimentary rocks, tuffs, and gravels of the Tertiary-aged Carlin Formation in turn succeeded by Quaternary alluvium.

The Slaven, Elder, and Vinini Formations contain similar lithologies and are usually collectively referred to as the Vinini Formation. The regional Roberts Mountains Thrust fault separates the Vinini Formation and the Rodeo Creek Unit. The Rodeo Creek Unit has been subdivided into four units: (1) a lower calcareous mudstone-argillite unit; (2) a calcareous sandstone unit; (3) a calcareous mudstone, siltstone, and argillite unit; and (4) an upper carbonaceous limestone unit.

The Popovich Formation is subdivided into four units: (1) the lower Wispy Unit, which consists of wispy laminated muddy to silty limestone with abundant interbedded debris flows; (2) the planar unit consisting of thin planar bedded muddy limestone, (3) the soft-sediment deformation unit of thick to medium bedded muddy to micritic limestone with occasional soft-sediment deformation features, and (4) the upper muddy limestone unit consisting of thin to medium bedded muddy limestone.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 7-4

www.rpacan.com

N
0
500
1000
1500
2000
Feet
15000 N
10000 N
10000 E

Calc-silicate alteration

Jurassic Goldstrike sill complex

Upper mud member - thin to medium bedded muddy limestone

Planar member - thin planarbedded muddy limestone

Wispy member - wispy laminated muddy to silty limestone with inter edded debris flows

} Devonian Popovich Formation

Silurian-Devonian Roberts Mountain Formation

Ordovician Vinini Formation

Faults

Ultimate Pit

Figure 7-2

Barrick Gold Corporation

Goldstrike Mine

State of Nevada, U.S.A.

Open Pit Geology

April 2017

Source: Barrick Gold Corp., 2014.

7-5

www.rpacan.com

12600 N section – looking north
7000 N
Ov
Drc
5000 L
4000 L
SDrm
7000 E section – looking west
12600 N
Ov
Drc
5000 L
4000 L
SDrm
Carlin Formation
Igneous dikes
Drc Devonian Rodeo Creek Unit
Popovich
Upper Mud Unit
Soft Sediment Deformation Unit
Lower Laminated Unit
Wispy Unit
Ov Ordovician Vinini Formation
SDrm Sillurian-Devonian Roberts Mountains Fm.
Faults
Roberts Mountains Thrust
EOY 2016 topo
LOM design
0.1 opt contour

Figure 7-3

Barrick Gold Corporation

Goldstrike Mine

State of Nevada, U.S.A.

Open Pit

Geology Cross Sections

April 2017 *Source: Barrick Gold Corp., 2016.*

7-6

The Roberts Mountains Formation is subdivided by a facies change from north to south. In the south, from the Betze-Post open pit through the Rodeo underground mine, a thin bedded, planar laminated silty limestone basinal facies predominates with an upper coarse wispy laminated horizon. To the north of the Rodeo underground mine, the Bootstrap massive fossiliferous limestone is present. This facies relationship reflects a Roberts Mountains high related to reef development along the Paleozoic continental margin. The Popovich Formation thins to the north in response to the Roberts Mountains high, and both the Popovich and the Roberts Mountains units show local facies transitions with the Bootstrap limestone. At Betze-Post through Rodeo, there is a full section of Popovich, however, at the north end of Meikle, only the upper member of the Popovich is present. The Roberts Mountains high at Meikle has been accentuated by high and low angle reverse faulting.

The Hanson Creek Formation is a medium to thick bedded to massive dolomite to sandy dolomite. Drilling to date on the property has intercepted only the top of the Hanson Creek Formation. The Eureka quartzite thickness ranges from a massive to thinly bedded orthoquartzite with local lenses of dolomite. The Pogonip Group contains thin to thick bedded limestone, cherty limestone, and dolomite. The Eureka quartzite and Pogonip Group have not been intercepted with drilling on the property, but occur in outcrop to the southeast.

ALTERATION

Pre-mineralization alteration includes dolomitization of limestones and migration and maturation of hydrocarbons. Jurassic intrusive rocks are extensively sericitized, which may be due to retrograde metasomatic alteration in a pre-mineralization Mesozoic hydrothermal event. From east to west, the Deep Post is affected by argillic alteration, the Betze deposit by decarbonatization of its upper zone and silicification of the lower zone, with similar, but weaker alteration affecting the Screamer deposit. Decalcification produced extensive zones of permeable collapse breccias, ground preparation for hydrothermal fluids and gold bearing pyrite mineralization. Ore stage alteration was accompanied by illite and quartz deposition followed by late quartz and kaolinite.

STRATIGRAPHY AND STRUCTURE

Structures on the property record a complex history of contractional and extensional tectonics and later reactivation during successive periods of deformation. Stratigraphic formations have gentle dips except in the vicinity of high angle faults and along the western

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 7-7

margin of the Goldstrike stock where bedding may be steeper. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post open pit.

The strata are cut by a series of Tertiary north-northwest, northwest, northeast, and north-northeast striking high and low angle faults accompanied by extensive fracturing, brecciation, and drag folding. Primary high angle faults strike north-northwest and dip east and west. Secondary faults strike east to east-northeast and dip north. These faults both control and displace mineralization, with evidence for both dip-slip and oblique-slip displacements. The structure with the most mineralization offset in the district is the Post Fault Zone, which is approximately 250 ft wide, and has over 2,000 ft of normal displacement at Betze-Post open pit and approximately 1,300 ft of normal displacement to the north at the Meikle deposit. Cenozoic faulting created basins up to 1000 ft deep, east of the Post Fault, which were then filled by the clastic and volcaniclastic sediments of the Carlin Formation.

Gold mineralization in the open pit occurs at fault intersections as well as where faults intersect anticlinal fold axes in decalcified rocks such as sedimentary and collapse breccias in the lower Popovich limestone.

UNDERGROUND

As in the Open Pit, the geology of the underground deposits is characterized by two regional lithologic assemblages: (1) the “eastern” or carbonate assemblage of the Devonian Popovich and Silurian-Devonian Roberts Mountains Formations, and (2) the transitional Rodeo Creek Formation (Figure 7-4). The allochthonous western assemblage, which includes the Ordovician Vinini, Silurian Elder, and Slaven Chert Formations, is also present, however, at this time it is not known to host any underground ore bodies.

A brief description of the formations starting from the base and moving upwards is taken from Linebarger (2010):

●

Roberts Mountains Formation: Underlies most of the property and is mineralized when strongly brecciated or intersected by structural features. The Roberts Mountains Formation is predominantly a thin-bedded silty limestone, which is locally dolomitic. This limestone transforms into shallow water reef and shoal facies informally termed the Bootstrap Limestone to the north and northeast. The Bootstrap Limestone at Meikle occurs as a series of structural highs, upon which the Popovich and Rodeo Creek Formations were deposited in an overall progradational

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 7-8

environment. Gold mineralization is hosted primarily in rocks derived from the Bootstrap Limestone.

●

Popovich Formation:     The Popovich Formation is a major host for gold mineralization, particularly in the southern mining areas such as the Rodeo deposit. Rocks of the Popovich setting are typically carbonaceous, somewhat permeable, and are part of a marine slope facies. They were products of a shallower water depositional environment than the Vinini Formation and the other western assemblage siliciclastics. This formation overlies the Roberts Mountains Formation and is subdivided into four distinct units (described from base):

¡

Wispy (WS): The dominant mineralization host in the Rodeo Lower Zone. It is a grey silty limestone with distinct undulation laminations intercalated with debris flow horizons. A clast supported collapse breccia often occurs near the base.

¡

Planar Laminated (PL): A minor mineralization host in the Rodeo Lower Zone, but the predominant host of the Barrel Zone. It is a black to dark grey, fine grained, variably calcareous, and fossiliferous mudstone.

¡

Soft Sediment Deformation (SD):  Light grey, thickly bedded micritic limestone that hosts some of the Barrel mineralization and is a minor host to the Rodeo Upper Zone. It displays distinctive swirled bedding, but the base can be fresher and better bedded than upper sections.

¡

Upper Mud (UM): The Upper Mud is the dominant host for Rodeo Upper Zone mineralization, for mineralized lamprophyre dykes in the South Meikle Zone, and for west dipping dykes in the South Griffin Zone. Characterized by finely bedded limey mudstone, it is interlayered near the upper contact with mudstone beds. There are sub-units of finely disseminated pyritic lamina and cherty and debris flow lenses.

●

Rodeo Creek Formation:  Overlies the Popovich Formation and underlies the Roberts Mountains Thrust (RMT). This formation is represented by a sequence of argillites and a locally mineralized package of silts and sandstones (Bazza Sand). The rocks of the Rodeo Creek are slightly calcareous, but much less so than those rocks of the carbonate assemblage and represent a deep water transitional facies between the eastern and western assemblages. It is the host to the Griffin and Griffin West zones. It is divided into three units (described from base to top).

¡

Lower Argillite (AM):   The generally barren Lower Argillite unit could host narrow mineralization within silty interbeds if intersected by favourable structures. Composed of thick layers of fine to medium grained carboniferous mudstone and siltstone alternating with thin layers of fine grained siliceous mudstone.

¡

Bazza Sands (BS):   The Bazza Sands unit forms the main host for the East Griffin and West-Griffin deposits. It is composed of well bedded siltstone and sandstone beds and typically contains a narrow sub-unit of argillite called the Middle Argillite.

¡	Upper Argillite (AA): A poor host for mineralization, the Upper Argillite shares characteristics with the Lower Argillite, but with thinner bedding.

●

Intrusive rocks:  Jurassic-aged Rhyodacite Porphyry (MP), lamprophyre (LA) and Tertiary Rhyodacite Biotite Feldspar Porphyry (BFP) dykes and sills occur at various orientations. The MP and BFP host no significant mineralization. Mineralization is found in or near east and west dipping LA, the South Meikle Extension, South-Griffin, and the Rodeo Upper and Lower Zones.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 7-9

www.rpacan.com

6000 L
5000 L
4000 L
3000 L
N
Surface Topography
OV
OPEN PIT
Faults
Drc(AM)
Drc(BS)
UM
Underground Developments
Dyke Intrusions
WS
PL
SD
LLU
Mineralization
SDB\SDBX
0 1000 2000ft
15000 N
20000 N

Underground North South Geology Long Section

Surface Topography
TC\OV
Post Powerful fault
N
5000 L
Drc(BS)
Drc(AM)
UM
SD
4000 L
WS
PL
Mineralization
0 500 1000ft
Faults
LLU
SDB\SDBX
3000 L
8000 E
9000 E
10000 E

Underground East West Geology Cross Section

LEGEND	
TC: Tertiary Carlin formation	
OV: Ordovician Vinini formation	
BS: Rodeo Creek(Drc) Bazza Sandstone unit	
AM: Rodeo Creek Lower Argillite-Mudstone unit	
UM: Popovich Upper Muddy Limestone unit	
SD: Popovich Soft-sediment Deformation unit	
PL: Popovich Planar unit	
WS: Popovich Wispy unit	
SDBX: Silurian-Devonian Breccia	
SDB: Silurian-Devonian Bootstrap Limestone	
LLU: Roberts Mountain Banded Limestone unit	
Dyke Intrusion	

Figure 7-4

Barrick Gold Corporation

Goldstrike Mine

State of Nevada, U.S.A.

Underground Geology Long and Cross Sections

April 2017

Source: Barrick Gold Corp., 2015.

7-10

STRUCTURE

The fracturing, brecciation, folding, and mineralization observed underground is primarily controlled by high angle north-northwest and north-northeast trending fault systems. The most prominent system is the Post Fault Zone (PFZ) that strikes N30ºW and dips steeply to the east. The PFZ is a normal fault that down-drops the formations hundreds of feet and marks the eastern edge of known mineralization from Banshee to Betze-Post. North-northwest striking and west-northwest striking low angle faults also influence ore emplacement.

MINERALIZATION

Gold mineralization was emplaced approximately 39 Ma ago along favourable stratigraphy and structural features such as faults and folds, and along contacts between sedimentary rocks and the Goldstrike stock. Faulting provided major conduits for mineralizing fluids and may also have produced clay alteration that may have acted as a barrier to mineralizing fluids. Intense fracturing around the contact zone of the Goldstrike stock caused solution collapse and brecciation of the surrounding sedimentary units. Secondary fracture permeability was generated along the crests of anticlines, creating focal points for collapse breccia and dissolution zone formation. Finally, lithology and alteration contacts act as permeability barriers to fluids causing mineralization to pond along them particularly where feeder structures intersect these contacts. Alteration is characterized by decalcification of limestone, silicification of all rock types, and clay development in structurally disturbed areas.

The gold mineralization is associated with silicification, argillization, and sulphide mineralization with little or no oxide mineralization remaining. In sulphide ore, the gold is intimately associated with very fine-grained pyrite and marcasite and is refractory. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the historic Post Oxide deposit. Associated sulphide minerals include arsenopyrite, realgar, orpiment, and stibnite. Gangue minerals include quartz, calcite, and barite. Realgar and orpiment are generally low in abundance; however, these minerals are locally common in stockwork veinlets, fracture fillings, and breccia matrices.

OPEN PIT

The Betze-Post deposit, the largest on the Carlin Trend, is divided into sub-deposits which, from east to west, are the Deep Post, Post, Betze, West Betze, and Screamer. Other zones

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 7-11

within the pit are North Betze, West Barrel, and North Screamer. The locations of the mineralized zones are illustrated in Figure 7-5.

Five generations of pyrite mineralization have been recognized at the Betze-Post open pit. Early stages of diagenetic pyrite, and coarse grained pyrite in the metamorphic aureole of the Goldstrike diorite, are barren. Early hydrothermal, very fine grained pyrite and marcasite grains of the third generation are coated by a 25 µm thick rind and cut by micro-veinlets of arsenic and gold bearing pyrite of the fourth generation. Barren, late hydrothermal coarse grained pyrite and marcasite is accompanied by barite and stibnite. Sulphides make up approximately 5% by weight of the ore, locally up to 20%.

The gold bearing arsenian pyrite may be subdivided into coarse grained sulphides at ±200 µm diameter and fined grained at 10 µm to 20 µm, with the latter carrying proportionately much more gold. Gold at 0.05 µm to 0.1 µm is occluded in the iron sulphides. Approximately 10% to 20% of the gold is free, 20% to 30% is held in the fine grained pyrite/marcasite, a few percent is contained in coarse pyrite, and the balance is in very fine pyrite associated with clay.

Mineralization types are described by Leonardson and Rahn (1996) as:

●

Disseminated carbonaceous mineralization, sulphide breccia, and siliceous sulphide breccias in the decalcified Popovich limestone consisting of carbonaceous siltstone and grey breccia with quartz veining and marcasite blebs accompanied by high values of Hg, Cr, Zn, and Cu. This type of mineralization occurs as an upper tabular zone of the Popovich Formation and carries high gold grades.

●

Siliceous stibnite breccia mineralization in limestone occurs as tabular zones up to 300 ft long and 150 ft thick and is characterized by partially brecciated, silicified limestone with disseminated pyrite and late stibnite occurring as coatings on pyrite and fractures and as vein and vug fillings with barite. This type is rich in Sb with moderate Hg, Tl, As, Ba, and Zn.

●

Seam mineralization is rich in realgar and orpiment and occurs as dark decalcified fractures and argillaceous zones in blocks of sheared marble and calc-silicate rocks at the Goldstrike intrusive margin.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 7-12

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N
15000 N
10000 N
5000 E
10000 E
15000 E
Northwest
North Betze
West Betze
Post
Screamer
Betze
Deep Post
0
1000
2000
3000
4000
Feet

Figure 7-5

Barrick Gold Corporation

Goldstrike Mine

State of Nevada, U.S.A.

Open Pit Zone Locations

April 2017

Source: Barrick Gold Corp., 2017.

7-13

Late stage mineralization is characterized by stibnite and barite in silicified zones and realgar, orpiment, calcite, marcasite, and rare fluorite in argillized zones. Other late stage minerals are pyrite, marcasite, gypsum, apatite, siderite, dolomite, sphalerite, and millerite.

Carbon content in the deposits is highly variable and carbon occurs generally in the Popovich Formation, except in the east area of the pit where it is removed or destroyed by contact metamorphism along the Goldstrike intrusive.

Mineralization may be predominantly oxides, sulphides, or refractory or carbonaceous sulphides. Supergene alteration extends up to 655 ft in depth resulting in oxide mineralization, which overlies the refractory sulphides. Alteration has liberated gold by the destruction of pyrite and resulted in the formation of oxide and secondary sulphate minerals, which include goethite, hematite, jarosite, scorodite, alunite, and gypsum. The alteration is deepest in the Post deposit due to extensive fracturing and high pyrite content.

UNDERGROUND

Gold mineralization in the underground mine is subdivided into Banshee, Meikle, South Meikle, (East) Griffin, Extension, West Griffin, Rodeo, Barrel, West Rodeo, and North Post deposits and sub-deposits (Figure 7-6). The sulphide mineralization is associated with silicification and argillization, and there is little or no oxide mineralization. In sulphide mineralization, the gold is intimately associated with very fine-grained pyrite and marcasite. Associated sulphide minerals include arsenopyrite, realgar, orpiment, and stibnite. Gangue minerals include quartz, calcite, and barite. Realgar and orpiment are generally low in abundance; however, these minerals are locally common in stockwork veinlets, fracture fillings, and breccia matrices.

The orientation of the mineralization is different in each zone. Meikle, Meikle-East, Extension, Rodeo, and East-Griffin are characterized by steep and shallow angle east-dipping mineralization. South Griffin and part of Lower Rodeo are more moderately west dipping. South Meikle, West Griffin, and Barrel mineralization are relatively flat lying.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 7-14

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Figure 7-6

Barrick Gold Corporation
Goldstrike Mine
State of Nevada, U.S.A.
Underground
Section and Plan
NORTH BLOCK
TAILS DAM
RODEO
NORTH
POST
EAST
GRIFFIN
EXTENTION
MEIKLE
WEST
RODEO
WEST
GRIFFIN
BARREL
BANSHEE
SOUTH
MEIKLE
BETZE - POST PIT
(END OF YEAR 2013)
BAZZA
Kilometres
PLAN VIEW
NORTH
SOUTH
BANSHEE RAISE
MEIKLE HOIST
ELECTRICAL SHOP
ROASTER
RODEO
HOIST
RODEO
VENT
SHAFT
RODEO
BACKFILL
RAISE
WEST-RODEO
NORTH POST
PORTAL
BETZE DRIFT
PORTAL
WATER TABLE 3600 ELEVATION
EXTENTION
EAST
GRIFFIN
NORTH POST
LONG SECTION

April 2017

Source: Barrick Gold Corp., 2016.

7-15

MEIKLE

Hydrothermal and collapse breccias in the Bootstrap Limestone member of the Roberts Mountains Formation, and to a lesser extent, the Popovich Formation are the dominant host for gold mineralization at Meikle. Breccia geometries are complex, with multiple breccia types observed. Mineralization is predominantly hosted in a breccia derived from a zone of dolomitic alteration that mantles the Bootstrap Limestone. Dolomite and other carbonate rich rocks occurring within the host breccia have been completely digested and replaced by silica. The gold enriched pyrite is disseminated throughout the siliceous breccia host. A rhyodacite dike, which pre-dates mineralization, also occurs in the Main Zone.

The Meikle deposit is divided into five distinct zones: Main Zone, East Zone, Meikle Extension, South Meikle, and the Lamprophyre Zone. The Main Zone, East Zone, and Meikle Extension parallel the PFZ and exhibit pipe-like geometry, which dip steeply to the east. The South Meikle and Lamprophyre zones have a flatter geometry with a possible stratigraphic component along the Rodeo Creek-Popovich contact. A second component exhibits a pipe-like geometry, which dips 50o to 75o west.

The Main Zone parallels the PFZ and strikes N30°W. It has a strike length of 1,200 ft, an average thickness of approximately 300 ft, and extends from the 4,600 ft to the 3,200 ft elevation. The host breccias occur between a rhyodacite porphyry dike in the hanging wall and a block of Bootstrap Limestone in the footwall. These breccias are highly silicified and pyritized. Locally, large unmineralized dolomite blocks occur within the breccia, which often divide the mineralized zones. The mineralization proximal to the limestone footwall is very high grade in the dolomite breccias, dropping to low grade in the hanging wall rhyodacite dike.

The N30ºW striking East Zone mineralization occurs south of where the Post Fault is cut by northeast faults. It extends from the 4,400 ft to 3,300 ft elevation, with a strike length of 700 ft and an average thickness of approximately 80 ft. The zone contains several rhyodacite, dacite, and lamprophyre dikes with highly silicified and pyritized breccias similar to the Main Zone. The similar orientation and alteration of footwall breccias allowed for the incorporation of the East Zone into the Main Zone model.

The South Meikle Zone is subparallel to and west of the East Zone, over a strike length of 1,400 ft. It has a relatively shallow dip and extends from 4,350 ft to 4,650 ft elevation, with

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 7-16

an average thickness of approximately 50 ft. It is located directly above and west of the Bootstrap Limestone structural block. Economic grade mineralization occurs in lamprophyre bodies, adjacent silicified breccias, and on the west side also in the Bazza Sands unit. Lamprophyre dikes were emplaced along moderate to high angle structures and locally follow bedding and/or contacts within carbon rich Popovich and overlying Rodeo Creek mudstone and siltstone.

The Meikle Extension Zone represents the southeast portion of the deposit and parallels the Post Fault system. It is discontinuous over a 1,500 ft strike length, with an average thickness of approximately 40 ft and extends from 4,400 ft to 3,200 ft elevation. This zone marks the transition between the wide and high grade breccia lenses to the north and the East Griffin North Zone to the south. The mineralization is similar to that observed in the East Zone to the north, however, it is higher grade and becomes hosted in an east dipping lamprophyre dike further south. This lamprophyre dike is the footwall of an east dipping barren biotite-feldspar porphyry dike. The host rocks and limited thickness distinguish the Meikle Extension Zone from the East Zone.

The Lamprophyre Zone is the extension of the South Meikle Zone through and above the Main Zone, shows a north-northeast trend, and has been incorporated into the west dipping South Meikle model. The average thickness of this zone is approximately 30 ft, from elevation 4,650 ft to 4,400 ft, and along a strike length of 550 ft. The Lamprophyre Zone has a flat lying stratigraphic component along and underneath the Rodeo Creek-Popovich contact. A second component exhibits a pipe-like geometry and dipping of 50o to 75o to the west. This second component splits the Main Zone in two lenses in the west sector of this deposit.

GRIFFIN

The Griffin deposit includes four geologically distinct domains: Breccia-hosted (formerly described as the North Griffin), Bazza Sands (formerly described as the Griffin Main Zone), West Griffin, and the Lamprophyre Zone. Each zone contains typical Carlin-style gold mineralization hosted in fine-grained iron sulphides. Silica-replaced breccias similar to those at Meikle, calcarenites, and lamprophyre are the various host rocks, each dominant in its respective domain. Feeder, boundary, and offsetting structures are the primary controls to mineralization in every case throughout Griffin.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 7-17

The Griffin Breccia-hosted domain contains similar rocks as the Meikle East Zone. It extends from elevation 4,400 ft to 3,200 ft, with an average thickness of approximately 50 ft and a strike length of 900 ft. Limestones of the Popovich Formation, and possibly of the Bootstrap unit, comprise the main source of clasts which constitute the heterolithic mineralized breccia body. Rhyodacite dikes bound the breccia to the east and the Barite Fault separates the breccia-hosted mineralization from the Bazza Sands-hosted mineralization on the west. Rhyodacite and lamprophyre clasts are also present in the breccia mass to a lesser degree. Pervasive silicification normally replaces all protolith fabric. Mineralization weakens to the south.

The Griffin Bazza Sands-hosted domain comprises the bulk of Griffin mineralization and occurs southwest of the Barite Fault in a flat-lying, 250 ft to 300 ft thick silty to sandy facies of the Rodeo Creek Unit called the Bazza Sands. This stratigraphic member is sandwiched between two carbonaceous mudstone horizons locally called “argillite”. Mineralization is controlled by subvertical structures that are associated with the northwest trending Barite Fault. It is from 30 ft to 65 ft wide, 1,100 ft along strike, and occurs between the 3,700 ft and 4,500 ft elevation. The gold content decreases away from the Post Fault Zone.

The West Griffin Domain is also hosted in the Bazza Sands unit of the Rodeo Creek Formation. Minor amounts of mineralization are also hosted by carbonaceous argillites of the Rodeo Creek Formation. The mineralization is controlled by N25°W, 70°NE and N10°E, 65°NW trending faults, and extensively by northwest trending, east dipping low angle faults (Zappa faults). The host rock is variably decalcified with weak to moderate silicification. Quartz veins with strong pyrite and some kaolinite localized along fractures characterize alteration within this zone. The zone has an average thickness of approximately 35 ft, from elevation 4,100 ft to 4,700 ft with a strike length of 1,200 ft. Exploration potential lies to the west along the Zappa faults, and north and south along strike with South Meikle and Barrel respectively.

Mineralization distribution in the Lamprophyre Zone tracks mainly along the Dormant Fault (approximately N25ºW strike, 45º to 65º dip to the SW) and is proximal to bodies of lamprophyre. Mineralization occupies an area between the 3,200 ft and 4,100 ft elevation with a strike length 1,700 ft. Gold occurs in multiple west-dipping lenses that vary in thickness from 10 ft to 70 ft. The Zappa and Post fault systems also demonstrate some control on mineralization, particularly where these patterns intersect the Dormant Fault.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 7-18

Lamprophyre is the chief host lithology with minor dissemination into the Popovich Formation country rock. Economical grade mineralization is not ubiquitous within the lamprophyre rock, but appears to favour conspicuous regions of intense alteration.

RODEO

The Rodeo deposit is located approximately 4,500 ft south of the Meikle underground mine and 3,600 ft north of the Betze-Post open pit.

Economical grade mineralization occurs in two zones in the Rodeo area, the Upper and Lower zones. The combined dimensions of the two zones have a strike length of 2,300 ft. The zones extend from the elevation of 3,500 ft to 4,700 ft, with a true thickness of 100 ft to 200 ft.

The Upper Zone consists of four subzones: the Upper North, Middle, Upper South, and West subzones. The Upper Zone lies within a stratigraphic and structural antiform that has a shallow plunge to the north-northeast. Mineralization is hosted in the Upper Mud, Soft Sediment Deformation, and Planar units of the Popovich Formation as well as Jurassic lamprophyre dikes. The morphology of the mineralized zone is dictated, in order of significance, by the proximity to favourable feeder structures, receptive lithologies, and structural preparation.

The Lower Zone occurs in the Wispy Unit of the Popovich Formation. The Wispy Unit in Rodeo is characterized by laminated limestone, debris flow horizons, and local collapse breccia zones associated with structural intersections and discontinuous lamprophyre dikes. The morphology of the zone is strongly influenced by the proximity of through-going northwest striking faults, north-northeast striking feeder faults, and favourable lithology.

BARREL

The Barrel mineralized zone is a tabular body located 200 ft northwest to approximately 1,000 ft west-northwest of the Rodeo deposit, between the 3,900 ft and 4,200 ft elevation. It has a strike length of 1,600 ft along a N30ºW orientation and varies in thickness from 30 ft to 50 ft. It is hosted mainly in the Planar unit of the Popovich Formation, with minor values within the overlying Sediment Deformation unit, as well as in the underlying Wispy unit at the south end of the zone. The zone is bounded by a series of low and high angle east dipping structures, and is also partly controlled by west dipping lamprophyre dikes.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 7-19

BANSHEE

The East Banshee deposit is located 1,800 ft to 3,000 ft north of the Meikle deposit, between 3,200 ft and 3,900 ft elevation. The general orientation of high grade mineralization is north-northwest striking and low to moderately northeast dipping. High grade mineralization ranges from 10 ft to 80 ft thick. Gold mineralization is hosted in faulted or brecciated quartz-sericite-pyrite altered lamprophyre, silicified brecciated limestone, collapse breccias, and brecciated monzonite. The mineralization is focused on a low to moderate northeast dipping lamprophyre filled fault zone (East Banshee Shear Zone). The multiple intrusive rock types that characterize the deposit diverge from this fault zone to the Ren Fault, which is a large displacement normal fault with a north-northwest strike and moderate northeast dip. The Ren Fault merges with the Post Fault to the south at the Meikle deposit. East Banshee high grade mineralization is bound both to the east and west by north-northwest striking steep east dipping faults (similar to the PFZ at Meikle). Mineralization along strike is offset by east-northeast striking, steeply dipping faults. The strike extent of the high grade mineralization appears to be bound to the north and south by east-northeast striking, steeply south dipping faults. The down-dip extent of higher grade mineralization is primarily controlled by the intersection of the East Banshee shear zone and Post-parallel faults (hinge zone). The Post Fault is the eastern limit of mineralization. It appears significant mineralization continues to the north. Additional drilling is required to determine its extent and continuity.

The West Banshee deposit is located between 600 ft northwest and 1,800 ft north-northwest of the Meikle deposit, between the 3,900 ft and 4,300 ft elevation. Gold mineralization is hosted in north-northwest trending, moderate to steeply west dipping lamprophyre dikes up to 40 ft wide. The 1,500 ft strike length appears to be offset by subvertical east-northeast striking faults. Continuity along dip appears to be approximately 200 ft at the northern end and less than 100 ft at the southern end. The East Banshee shear zone appears to limit the upper and lower extent of high grade mineralization. Low grade mineralization is relatively continuous between East Banshee and West Banshee deposits along the East Banshee shear zone.

NORTH POST

The North Post deposit is located between the southern end of the Rodeo deposit and the northeast final wall of the Betze-Post Pit, between the 3,100 ft and 4,600 ft elevation. North Post mineralization can be subdivided in three zones: the Upper Zone, Main Zone, and

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Lower Zone. The Main Zone is partially split by a property boundary with Newmont (Figure 7-6).

Upper Zone gold mineralization is hosted in the Popovich Formation limestone along west dipping lamprophyre filled faults. The Main Zone is hosted primarily in the Roberts Mountains limestone, footwall to the Post Fault, between interpreted moderate east dipping reverse faults at intersections with Dormant Fault splays. The Lower Zone or Deep North Post Zone is hosted in the Roberts Mountains Formation limestone, footwall to the Post Fault, between interpreted moderate east dipping reverse faults and between splays of the Dormant Fault.

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8 DEPOSIT TYPES

The deposit type at the Goldstrike Mine is Carlin style deposit. Carlin deposits comprise stratabound disseminated gold mineralization hosted by Silurian-Devonian carbonate rocks that have been metamorphosed to varying extents. The deposits are hydrothermal in origin and are usually structurally controlled. The carbonate host rocks are part of an autochthonous miogeoclinal carbonate sequence exposed as tectonic windows beneath the Roberts Mountains allochthon. The allochthonous rocks are a sequence of lower Paleozoic dominantly siliciclastic eugeoclinal rocks that were displaced eastward along the Roberts Mountains Thrust over younger units during the Upper Paleozoic Antler orogeny.

Current models attribute the genesis of the deposits to:

●	Epizonal plutons that contributed heat and possibly fluids and metals;

●	Meteoric fluid circulation resulting from crustal extension and widespread magmatism;

●	Metamorphic fluids, possibly with a magmatic contribution, from deep or mid crustal levels;

●	Upper crustal orogenic-gold processes within an extensional tectonic regime.

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9 EXPLORATION

To date, surface geological mapping and prospecting has been completed on the property, with pit mapping on-going. In excess of 27,000 diamond and reverse circulation (RC) holes have been drilled on the property to the end of 2016. Geochemical soil and rock sampling was carried out on the property in early exploration. Geophysical surveys include airborne and ground magnetometer; gravity; time domain pole-dipole IP; DC resistivity; controlled source audio magnetotellurics and MT (magnetotellurics); time domain MT/IP using a distributed assay system; electrical logging of drill holes; and downhole IP. Gold mineralization is not directly detectable by geophysical methods; however, these surveys identify subsurface properties that are useful in interpreting lithology, alteration, and structure as guides to gold mineralization. Aerial photographic surveys are performed every one to two years for open pit survey control.

Currently, exploration is exclusively by drilling, which is described in Section 10 Drilling.

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10 DRILLING

In 2012, the Goldstrike Mine Geology Group began handling its own near field exploration targeting, which was dubbed MineX exploration. The MineX program is a system that Barrick has for funding of mine exploration through various phases of an exploration program; from a high quality reserve definition phase through to an early exploration stage of target generation.

OPEN PIT

The current Mineral Reserves were defined by drilling from 1994 to 2005 with additional in-fill and other drilling from 2006 to present. Most of the drilling prior to 2003 was diamond drilling. Since then, near-pit exploration has been conducted using reverse circulation (RC) drilling. A small diameter Cubex RC drilling rig was introduced in 2012 to drill horizontal holes up to 900 ft and vertical holes up to 300 ft to define near pit mineralization and for void detection and delineation.

The geometry of mineralization can be highly variable, controlled by fracturing related to faulting and folding as well as by favorable stratigraphy and variations in rock chemistry, porosity, permeability, bedding habit, etc. Drilling is done at various angles to structural and stratigraphic controls so as to determine true width and thickness of mineralization. Drill sampling and geological interpretations completed prior to mining are generally effective in predicting the orientation of mineralization.

The in-pit resource area has been explored by with 100 ft to 175 ft drill spacing. Drill hole spacing through the Betze, West Betze, and Screamer deposits is approximately 150 ft to 175 ft, and at Post and North Betze is roughly 150 ft. West Barrel is drilled at roughly 130 ft spacing or less and the drill spacing has been reduced to approximately 100 ft for the North Screamer Zone. Some holes did not penetrate the entire ore zone. Thus, the location of the bottom and margins of the ore is not precisely known. Cubex drilling was used to define the margins of the ore and optimize bench plans.

RC drilling (6 1⁄4 in.) accounts for approximately two thirds of the drilling, with one third diamond drilling at HQ to NQ (2 1⁄2 in. to 1 7⁄8 in.) core diameters. The database also contains

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some underground drilling collared north of the pit. Table 10-1 summarizes drill hole database statistics used in estimation and Figure 10-1 illustrates the drill hole locations.

TABLE 10-1   OPEN PIT DRILL HOLE DATABASE

(Drill hole data used in estimation)

Barrick Gold Corporation – Goldstrike Mine

Number of Holes	27,222
Total Length (ft)	9,289,068
Maximum Depth (ft)	6,044

Table 10-2 is a subset of Table 10-1 indicating the recent drilling in the open pit.

TABLE 10-2   RECENT OPEN PIT DRILLING

Barrick Gold Corporation – Goldstrike Mine

Year	Contract		Cube X
	Number of holes	Footage	Number of holes	Footage

2012	20	26,585	34	4,240
2013	18	12,995	146	14,380
2014	41	32,090	273	46,085
2015	34	25,985	71	22,533
2016	10	7,960	10	1,530
Totals (2012-2016)	123	105,615	534	88,768

Mining in the open pit began encountering large voids in late 2011. In 2012, almost 500 holes were drilled, primarily with the Cubex rig to locate and define voids so that appropriate precautions could be implemented in mining operations. An additional 544 holes were drilled exclusively with the Cubex rig to define voids in 2013. A void zone of about 800 ft long trending into the pit wall with a vertical extent of more than 300 ft before passing into the bottom of the pit was encountered in 2012, with smaller associated voids located and delineated in late 2012 through 2013. Void drilling continues, as needed. Holes drilled for void definition are not assayed and, therefore, are not used in model estimation.

Planned drill hole collar locations are set out by the open pit surveyors using Trimble High Precision GPS to determine the location of every hole and to establish foresights for all angle holes. After the holes are drilled, the surveyors pick up the final collar coordinates using GPS.

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www.rpacan.com

20000 N
15000 N
10000 N
5000 N
0 E
5000 E
10000 E
15000 E
Data Selection Limit
N
0 1000 2000 3000 4000
Feet

Figure 10-1

Barrick Gold Corporation

Goldstrike Mine

State of Nevada, U.S.A.

Open Pit

Drill Hole Location Plan

April 2017

Source: Barrick Gold Corp., 2017.

10-3

Downhole surveys are performed on all new exploration drill holes except for shallow vertical holes with depths that are less than approximately 300 ft. Downhole surveys by gyro instrumentation are performed under contract by International Directional Services LLC (IDS). Overall, approximately 65% of core drilling at the Goldstrike Mine has been surveyed downhole, whereas only approximately 38% of RC drilling has been surveyed for deviation.

UNDERGROUND

Both RC and diamond drilling are used underground at the Goldstrike Mine. Over 18,500 underground holes have been drilled up to December 31, 2016 (Table 10-3) with the majority being RC holes. The drill hole locations are illustrated in Figure 10-2.

The majority of stope definition drilling is performed using RC. The holes are drilled in areas where the geology and mineralization are generally well understood and serve the purpose of better defining the ore zones prior to extraction. Drill hole lengths vary from 50 ft to 600 ft.

TABLE 10-3   UNDERGROUND DRILL HOLE DATABASE

(Drill hole data used in estimation)

Barrick Gold Corporation – Goldstrike Mine

Number of Holes	17,684
Total Length (ft)	4,477,412
Maximum Depth (ft)	3,488

Table 10-4 is a subset of Table 10-3 indicating the recent drilling underground.

TABLE 10-4   RECENT UNDERGROUND DRILLING

Barrick Gold Corporation – Goldstrike Mine

Year	Footage	Number of Holes

2010	149,234	950
2011	150,955	844
2012	218,729	1,128
2013	173,723	1,075
2014	180,112	981
2015	180,544	677
2016	177,578	739
Totals (2010-2016)	1,230,875	6,394

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www.rpacan.com

Figure 10-2
Barrick Gold Corporation
Goldstrike Mine
State of Nevada, U.S.A.
Underground
Drill Hole Locations
Underground Developments
2016 Drill holes
Drill hole
0
1000
2000
3000
4000
Feet
N
25000 N
20000 N
15000 N
10000 N
10000 E
15000 E

April 2017

Source: Barrick Gold Corp., 2017.

10-5

For programs categorized as Capital Drilling (defined as drilling of stopes that will not be mined in the next two years) and for exploration/step-out drilling, the holes vary in length from 150 ft to more than 1,800 ft. These holes are usually pre-collared using RC and drilled as far as ground conditions will permit. The holes are then switched over to core drilling, usually starting with HQ and reducing to NQ as required, to achieve the target depth. Longer holes are given sight lines by underground surveyors based on planned azimuths. Dips are set by the drillers based on the designed collar orientations. When drilling is complete, the collars of the exploration holes are surveyed to determine their final elevation, northing, easting, azimuth, and dip. If circumstances do not allow for survey of the collar, the planned location, azimuth, and dip are used. In the past, several of the longer core and RC holes were surveyed with a MAXIBOR downhole survey tool to determine hole deviation. Beginning in 2009, a new downhole survey tool, Flexit, was introduced. This new tool allows for the survey of RC holes. This information is later uploaded to a database where it is used in conjunction with the geological and assay data.

Drill spacing is initially done at 100 ft and 50 ft section spacings. Follow-up RC definition drilling is done on fans 25 ft apart, depending on the geologic complexity and continuity. Holes are oriented to hit the target at a spacing of 25 ft to 30 ft.

When possible, drill holes are designed for the best possible angle of intersection with mineralization. The apparent thickness of any mineralized intersection varies greatly and is dependent on drill station location. In most instances, the angle will be between 45o and 90o to core axis, but in the case of holes reaching for step-out targets, this angle could be 30o or lower.

Stope test holes are logged as required. Core and RC holes are logged for lithology, stratigraphy, basic structural data, recovery, alteration, and mineralization. Core is further scrutinized for detailed structural information like faults and bedding angles as well as rock mass rating. This information is entered directly into a geological database and used for interpretation of lithologies, structure, alteration, and modelling of mineralized zones. Interpretations of drilling results are done continually by the mine geological staff.

In RPA’s opinion, the drilling, core handling, and logging protocols are appropriate and are being carried out to a reasonable standard.

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLING METHOD AND APPROACH

Core is washed and photographed prior to logging. Logging can now be entered directly into acQuire by Goldstrike Geologists. After the logging of open pit holes is completed, the core is halved with a diamond saw and sampled in five foot intervals. Underground core samples are whole core. Samples are placed in a sample bag with a barcode that clearly identifies the hole number and the starting and ending depth of the sample. This information is also written on the open pit sample bags. In open pit drill holes previous to 2013, areas where mineralization is not expected, i.e., the beginning of longer drill holes, a 20 ft sample interval may be used by sampling a chip, approximately one inch, per one foot section. These 20 ft intervals may be further subdivided into the standard five foot sample interval if warranted by assay results from the 20 ft chip samples.

Open pit core and RC samples are sent to an outside laboratory, ALS Chemex, for gold, preg rob, and multi-element analysis. Pulps are returned to Goldstrike laboratory analysis for arsenic and LECO values (S2, C, CO3, TCM). Open pit Cubex ore control samples are delivered to the Goldstrike laboratory by Goldstrike personnel for assaying. Samples are logged into the laboratory data system, either by scanning the barcode on the sample bag, or manually, when the barcode is damaged or too dirty to scan. The assay suite consists of Au fire assay and LECO. Cubex grade control holes are assayed at the Goldstrike laboratory for Au only by fire assay.

Underground exploration drilling core and RC samples are sent to an outside laboratory, ALS Chemex, for gold analysis with pulps returned to Goldstrike laboratory analysis for arsenic and LECO values (S2, C, CO3, TCM). Capital, expense, and near mine exploration underground Core and RC samples are sent directly to Goldstrike laboratory analysis for gold, arsenic, and LECO values (S2, C, CO3, TCM).

The samples are then delivered by Goldstrike personnel to the Goldstrike laboratory for assaying. Historically, if Goldstrike’s laboratory was not able to process the samples in a timely manner, they were sent to an outside commercial laboratory.

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Core samples are taken at five foot intervals as a standard to indicate variability in grade over a minimum mining height and width (20 ft for surface mining and 15 ft for underground mining). Studies have shown that smaller sampling lengths are not cost effective from a handling or processing perspective and core sampling to one foot intervals has shown little additional grade variability.

The upper portions of RC drill holes may be sampled at lengths of ten feet where there is no potential for significant mineralization. In mineralization, RC holes are sampled on five foot intervals similar to core holes. RC samples are returned through the cyclone and automated splitter and are collected by the drillers and inserted into marked bags and tagged by a plastic label with a unique barcode that includes the hole number and the sample interval.

GOLDSTRIKE MINE ON-SITE ASSAY LABORATORY

Goldstrike’s on-site assay laboratory receives mining samples from both the open pit and underground divisions. Samples are delivered to the laboratory by Goldstrike personnel or drill contractors. All samples remain in Goldstrike custody and control from the drill rig to the assay laboratory. This is common practice for the mining industry. The sample barcode labels are scanned into a Laboratory Information Management System (LIMS) computer for record of delivery and time stamp by the person delivering samples. If samples cannot be prepped at the mine site, they are sent to a certified commercial laboratory where they are prepped and assayed with the assays and samples being sent back to Goldstrike. The Goldstrike laboratory is not certified.

GOLDSTRIKE SAMPLE PREPARATION METHODS

Sample preparation at the assay laboratory consists of three automated preparation systems as well as a manual crusher and pulverizer method. All samples must be dried prior to crushing. Each is described in detail below.

SYSTEM 1 AND SYSTEM 2

Samples to be prepped on System 1 are scanned into the preparation equipment by barcode scanner to keep track and order of the samples being processed by the system. Samples are then poured into a corresponding drying pan which is then sent into a drying oven. These ovens are set at 250°F and contain conveyors which move the drying pans through the system. When samples are dried according to the protocol for the set of samples, the

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system discharges the drying pans from the oven. The samples are moved along a conveyor to a scale to be weighed prior to crushing. This weight is used to determine the speed and cuts of the splitter.

Samples to be prepped on System 2 are pre-dried in ovens set at 250°F on drying racks. Samples are scanned into the preparation equipment by a barcode scanner to keep track of the sample order being processed by the system. Sample is then transferred from bags into bins on the conveyor where it is weighed. This weight is used to determine the speed and cuts of the splitter.

Samples to be prepped on System 2 are pre-dried in ovens set at 250°F on drying racks. Samples are scanned into the preparation equipment by a barcode scanner to keep track of the sample order being processed by the system. Sample is then transferred from bags into bins on the conveyor where it is weighed. This weight is used to determine the speed and cuts of the splitter.

Samples to be processed on System 1 and System 2 are crushed and pulverized as follows. The dry sample is first crushed to 65% passing ten mesh, then goes through a rotary splitter that takes a 1000 gram split based on the initial dry weight (with any sample under 1000 grams all the sample is taken as the split); any reject is directed to the waste conveyor. The crushed sample is then processed through a continuous ring mill (CRM) pulverizer down to 100% passing 50 mesh. The sample is fed into a second rotary splitter and a split of approximately 500 grams is fed to another continuous ring mill pulverizer. The secondary CRM pulverizes the sample to 80% passing 200 mesh. The pulverized sample is then sent to a vibrating platform with a scale where the sample is weighed and then fed into a rotary splitter for a final weight of 250 grams. The pulverized sample is then deposited into a sample cup.

The preparation systems send scanned sample information to LIMS, which then creates labels for each of the sample cups. Samples are grouped into numbered projects in LIMS and analytical tests can then be assigned as needed. Labeled sample cups are then blended by inversion in a sample blender for five minutes.

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SYSTEM 3

System 3 is used for larger sample sizes. Sample bags received are loaded onto carts and are dried in ovens set to 250oF. Dry samples are weighed before being fed to a primary crusher. This weight and the desired sample size are used to determine the sample split after the secondary crusher.

At the primary crusher, the sample is crushed to minus 3/8 inch before being taken by a conveyor belt to the secondary crusher where the sample is further crushed to 65% passing 10 mesh. The sample is then fed into a rotary splitter and the desired weight is split out to a CRM pulverizer. Pulverized sample is now 80% passing 200 mesh and is dispensed into a labeled sample cup. Sample cups are then blended by inversion in a sample blender for five minutes. Samples are then manually logged into the LIMS to be placed under project numbers and have analytical tests added.

BOYD CRUSHER / TM PULVERIZER

Sample bags received are loaded onto carts and are dried in ovens set to 250oF. The dried sample is run through a Boyd crusher which crushes to  1⁄4 inch. The sample is then split through a riffle splitter by hand to obtain a representative split of roughly 250 grams of crushed material. This crushed material is then placed onto the TM pulverizer which pulverizes the material to 80% passing 200 mesh and then it dispenses it to a labeled sample cup. Sample cups are then blended by inversion in a sample blender for five minutes. Samples are then manually logged into the LIMS to be placed under project numbers and have analytical tests added.

OPEN PIT SAMPLES

Blasthole samples from the Betze-Post pit are received by the Goldstrike laboratory and are scanned in by Goldstrike open pit personnel as mentioned previously. Samples are exclusively prepared and analyzed by the Goldstrike laboratory. The blasthole samples received are prepared using System 1, System 2, or the Boyd/TM Pulverizer. Once prepped, blasthole samples are analyzed for gold by a  1⁄2 assay ton fire assay analysis with an atomic absorption (AA) instrument finish. If the sample gold grade is above open pit ore cut-off grade, the samples will be analyzed for CN leach, % preg rob, total carbon, total sulphur, sulphide sulphur, carbonate, and organic carbon for ore characterization purposes. High grade samples will be completed by a  1⁄2 assay ton fire assay with a gravimetric finish.

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Exploration drill samples are sent to outside laboratories for preparation and analysis. Samples from Cubex in-fill drilling may be sent to outside laboratories depending on the Goldstrike laboratory workload. The open pit has predominantly used ALS Chemex Assay Laboratories for external assays. Samples are typically prepared in the Elko, Nevada branch of ALS Chemex preparation lab and once prepared the pulp samples are shipped to its Reno laboratory for assay or occasionally to its Vancouver laboratory if the Reno facility is overloaded.

At the ALS Chemex Elko preparation laboratory, the Goldstrike open pit drill samples are oven dried, crushed to 70% minus ten mesh, and riffle split with a 250 g subsample pulverized to greater than 85% minus 200 mesh. Gold analysis by the ALS Chemex Vancouver or Reno branches is completed by a one assay ton fire assay with an AA instrument finish. Samples that are greater than seven ppm gold are rerun by a one assay ton fire assay with a gravimetric finish. ALS Chemex laboratories in Nevada are certified to standards within ISO 9001-2008. The ALS Chemex laboratory in Vancouver is accredited in accordance with ISO/IEC 17025:2005. Internal quality assurance/quality control (QA/QC) batch duplicates showing wide variation are re-assayed using the metallic screen method to improve assay confidence for possible free gold intervals.

UNDERGROUND SAMPLES

Rush samples from the Goldstrike underground division are received by the Goldstrike laboratory and are scanned in by Goldstrike underground personnel as mentioned previously. Samples are exclusively prepared and analyzed by the Goldstrike laboratory. The rush samples received in house are prepped by the Boyd/TM Pulverizer. Once prepped, the rush samples are analyzed for gold by a  1⁄2 assay ton fire assay analysis with a gravimetric finish.

Muck and stope test hole samples from the Goldstrike underground division are received by the Goldstrike laboratory and are scanned in by Goldstrike underground personnel as mentioned previously. Samples are exclusively prepared and analyzed by the Goldstrike laboratory. The muck samples received in house are prepped by System 3 and/or Boyd/TM Pulverizer. Once prepped, muck samples are analyzed for gold by a  1⁄2 assay ton fire assay analysis with an atomic absorption instrument finish. Samples with gold grade greater than 0.438 oz/st will be completed by a  1⁄2 assay ton fire assay with a gravimetric finish. As requested by Goldstrike personnel, underground muck samples can be equal weight

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composited for further ore characterization analyses including total carbon, total sulphur, sulphide sulphur, carbonate carbon, organic carbon, and arsenic.

Chip and core drill samples from the Goldstrike underground division (not including Far MineX drilling) are received by the Goldstrike laboratory with chain of custody from Goldstrike underground personnel when samples are to be analyzed in house. Drill samples are sometimes sent to outside laboratories for preparation and analysis depending on the Goldstrike laboratory workload. The core and chip samples received in house are prepped by System 1, System 2, System 3, or the Boyd/TM Pulverizer depending on sample type. Once prepared, chip and core drill samples are analyzed for gold by a  1⁄2 assay ton fire assay analysis with an atomic absorption instrument finish. Samples with gold grade greater than 0.438 oz/st will be completed by a  1⁄2 assay ton fire assay with a gravimetric finish. Other analyses are sometimes requested by Goldstrike personnel including arsenic, total carbon, total sulfur, sulphide sulfur, carbonate carbon, and organic carbon. These are on a case by case basis. American Assay Laboratories in Sparks, NV (which is independent and accredited in accordance with ISO/IEC 17025:2005) is typically used for the preparation of chip and core samples as needed. American Assay Labs has also been used to complete 1 assay ton fire assay for gold content. Samples are then sent back to the Goldstrike laboratory for the required analyses or storage if requested.

CORE AND SAMPLE STORAGE

After it is logged and split for assay, drill core is either kept on site at the core shed or shipped to the core laydown yard. Much of the underground drill core is not split for assay (the whole core sample is assayed). Assay pulps are saved and stored inside the core handling facility. Coarse rejects are stored at the core laydown facility.

Historically, not all samples were stored on site. Samples from mineralized intervals were selected for storage with the rest disposed at the mine waste dumps. The storage selection basis was:

i.	Select all intervals that contain in excess of 0.020 oz/st Au.

ii.	Select at least four intervals above and below the above intervals as a buffer.

iii.	Select intervals that outline small gaps of four (more or less) unselected intervals between other intervals that are selected.

iv.	Select any other interval that may require further analyses.

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Historically, sample rejects were only saved for mineralized intervals and 20 ft above and below the ore intervals. Rejects are kept in sealed steel barrels that are stored at the core laydown yard.

PULPS

Exploration and Definition Drilling Pulps – Open Pit

For at least the last six years, all pulps from exploration and definition drilling are stored on site. Historically, pulps from exploration and definition drilling were stored for six months. After this time, the pulps were discarded. If additional analyses are required from holes drilled during that time, samples may be constructed from chip trays stored in numbered boxes. Both electronic and hard copy manifests of chip tray contents are maintained.

Underground Samples Pulps

Pulps from channels, mucks, and rush samples were usually discarded once the results have been approved. However, since 2016 exploration pulps have been kept. Underground sample rejects are routinely discarded once results have been confirmed by the Geology Department.

SAMPLE SECURITY

All blasthole samples remain in Goldstrike custody and control generally from the drill rig to the mine assay laboratory. Exploration drill core and RC chip samples sent to ALS Chemex laboratories for analysis are either picked up on site by ALS Chemex personnel or transported to the ALS Chemex facility by exploration personnel. Security is not an issue since Goldstrike employees hand off the samples directly to ALS Chemex or the Goldstrike main assay laboratory and the chain of custody is complete.

In RPA’s opinion, the sampling, sample preparation, security, and analytical procedures used are reasonable and appropriate.

QUALITY ASSURANCE AND QUALITY CONTROL

GOLDSTRIKE ASSAY LABORATORY QA/QC

Gold analysis by fire assay includes a blank sample, two certified gold reference material samples, and a repeat assay of a sample for each set of 24 samples analyzed.

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Contamination, accuracy, and precision are monitored daily using the internal QA/QC to ensure good sample results. Sample sets that include certified reference material or blank results that are out of set specifications are not reported to clients and the entire set must be re-assayed.

QA/QC reports are distributed daily and results are reviewed by the chemists and laboratory supervision. A monthly QA/QC report is also distributed to laboratory supervision and personnel. With close monitoring of QA/QC, issues or problems can be corrected quickly.

The Goldstrike laboratory also participates in three separate round robin programs to ensure quality results are being produced. Unknown samples from a third party are sent to the laboratory for analysis. Reported results are statistically compared to other participants as a gauge of quality.

GOLDSTRIKE EXPLORATION QA/QC

Barrick exploration and site geologist are responsible for the QA/QC for all exploration drilling on site, surface and underground. Goldstrike has checks in place to prevent non-compliance with sampling procedures that include daily observation of contractor RC sampling techniques by geologists and/or drill supervisors. Immediate action is taken to correct any non-compliance with sampling procedures. A visual estimate of any downhole contamination is recorded by geologists on the drill hole log and the contractor, driller, and crew responsible are notified and proper drilling and sampling procedures are reviewed.

Sample weights are checked and may be used to plan new exploration and infill drilling because low RC sample weights are usually due to low recovery and may not yield a representative sample.

Drill holes are designed and assigned drill hole name, planned collar coordinates, depth, and appropriate sample intervals. The targeted mineralized interval is used to assign the QA/QC standards, blanks, and duplicates for each drill hole. A list is prepared and barcoded sample tags are printed. Sample bags are prepared by a geotechnician and checked for accuracy. The bags are then given to the drillers. Duplicate sample intervals are marked by red flagging to warn the driller’s helper of an upcoming duplicate. Blank control samples are included in the sample sequence and reference standard samples are marked and prepared after completion of the drilling and prior to submittal to the laboratory. Samples are collected

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in bins and transported to the laboratory either by mine or laboratory vehicle accompanied by completed submittal forms for each drill hole. One blank, one standard, and one duplicate are randomly inserted in the assaying stream for every 30 samples submitted.

QA/QC data are tracked as returned from the laboratory and assays validated before finalizing them in the database.

The Goldstrike underground division has checks in place to prevent non-compliance with sampling procedures that include training and checking of proper sampling procedures for contractor RC drilling, core sampling by Goldstrike geotechnicians and muck sampling by Goldstrike truck operators. Immediate action is taken to correct any non-compliance with sampling procedures. A visual estimate of any downhole contamination is recorded by geologists on the drill hole log and the contractor, driller, and crew responsible are notified and proper drilling and sampling procedures are reviewed.

One pulp blank, one pulp standard, one field duplicate and one pulp duplicate are inserted randomly into the assay stream. The pulp blank and standard are entered in the sample sheet by the geologist. The field duplicate for RC drilling is completed by the contract driller at the rig using a rifle splitter. As the underground core drilling is whole core sampled, no field duplicates are taken. The pulp duplicate is selected randomly by the assay laboratory. The results from 2015 and 2016 were reviewed at the EOY 2016, and were not tracked before entering into the database. Results previous to 2015 were tracked upon return from the lab and were validated before finalizing them into the database.

In RPA’s opinion, the QA/QC practices are reasonable and appropriate.

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12 DATA VERIFICATION

Prior to updating the open pit or underground resource model, a data export from acQuire is created from the Barrick exploration and underground drilling databases. A Vulcan Isis database is created from the exported data and is checked for duplicate collars, missing data, bad depth data, overlapping intervals, and other anomalies that could indicate questionable data. When errors are found by the Resource Geologist, the drill hole or interval is documented and the error is fixed or the hole removed from the estimation database. Where possible, the error is also corrected in the acQuire database. If problems are found with the database export, the modeling group works with the database manager to obtain a valid export. Access to the Vulcan database used for resource and reserve estimation is restricted to the Goldstrike Resource Geologists to ensure that the data integrity is preserved.

The open pit and underground resource drill hole databases are validated before they are used for model estimation. The first step in validating a Vulcan database is running the database validation tool in Vulcan and/or JMP statistical software. This tool checks for duplicate collar coordinates, checks for overlapping intervals, the validity of From/To fields, blank tables, and other possible errors. The tool generates a report that is reviewed by the Resource Geologist, who makes and documents any changes.

Statistics are also run on the gold and metallurgical data as a check on the validity of the data in the database. A number of queries are run to check for unreasonable values. Negative values that represent detection limits (below lower detection limits or above maximum detection limit) are recorded.

It is RPA’s opinion, the Goldstrike open pit and underground drill hole databases are valid and acceptable for resource estimation. The ultimate validation of the reliability of the exploration drill hole databases is provided by the reconciliation between the resource model and production.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

MINERAL PROCESSING

There are two ore processing facilities at the Goldstrike Mine. They are:

1.	An autoclave circuit consisting of:

¡	Grinding circuits
¡	Acid and alkaline pressure oxidation (POX) autoclave circuits, followed by
¡	Total Carbonaceous Material (TCM) leaching process, incorporating a Resin in Leach (RIL) circuit, using calcium thiosulfate (CaTs) for gold dissolution instead of cyanide.

2.	A roaster circuit, consisting of:
¡	Dry grinding circuits
¡	Two-stage fluid bed roasting
¡	Carbon in Leach (CIL) gold recovery

Depending on various factors, including gold content, carbonate content, carbonaceous carbon reactivity, and sulphide sulphur content, ore is dispatched to various stockpiles located at either the autoclave or the roaster. Planned distribution of ore from the stockpiles is an extensive exercise, which is carried out monthly by the strategic planning department to maintain optimal blends designed to maximize gold recovery. All of the underground ore is processed in the roasters.

METALLURGICAL TESTING

Metallurgical testing has focused on development and support of the Thiosulphate Leach Conversion (TLC) process which utilizes the existing pressure oxidation circuits and added a RIL circuit. The testing included bench-scale and pilot-scale testing to develop the process design criteria and to estimate the operating costs associated with the proprietary process. Implementation of the TLC process will extend the useful life of the pressure oxidation plant and may significantly increase the rate of gold production by bringing forward gold production in the mine plan by treating ores that were not previously amenable to pressure oxidation. The TCM leach process was successfully commissioned in 2014 with the first gold pour on November 28, 2014.

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RECOVERY

Barrick has developed recovery calculations based on evaluation of historical data. They have changed over time as the ore and operations have changed. The most recent recovery calculations for the alkaline and acid autoclaves are shown in Table 13-1 through Table 13-4 and the recovery calculations for the roaster are shown in Table 13-5.

TABLE 13-1   ALKALINE TCM LEACH RECOVERY CALCULATIONS FOR 2016 AND 2017 PLAN

Barrick Gold Corporation – Goldstrike Mine

Head Grade (oz/st)	Equation
HG > 0.59	Rec. = 82.0%-10
0.215 < HG <= 0.59	Rec. = 6.4334*HG*HG*HG - 23.02*HG*HG + 28.56*HG + 82.247 - 6.86 - 1.5 + 1.95 – 4 - 10
0.18 < HG <= 0.215	Rec. = 661.36*HG*HG*HG - 628.91*HG*HG + 208.23*HG + 65.114 - 6.86 - 1.5 +1.95 – 4 – 10
HG <= 0.18	Rec. = 16.414LN(HG) + 103.58 – 10

TABLE 13-2   ALKALINE TCM LEACH RECOVERY CALCULATIONS FOR 2020 AND LOM PLAN

Barrick Gold Corporation – Goldstrike Mine

Head Grade (oz/st)	Equation
HG > 1.3	Rec. = 95.0 percent - 6.86 – 1.5 + 1.95
0.28 < HG <= 1.30	Rec. = 6.4334*HG*HG*HG - 23.02*HG*HG + 28.56*HG + 82.247 - 6.86 - 1.5 + 1.95
HG <= 0.28	Rec. = 661.36*HG*HG*HG - 628.91*HG*HG + 208.23*HG + 65.114 - 6.86 - 1.5 +1.95

  Note. The alkaline recovery for 2018 and 2019 is the average of the recovery formulas in Table 13-1 and 13-2.

TABLE 13-3   ACID TCM LEACH RECOVERY CALCULATIONS FOR 2016 PLAN

Barrick Gold Corporation – Goldstrike Mine

Head Grade (oz/st)	Equation
HG > 1.3	Rec. = 95.0 percent + 1.23 – 1.5 + 2.35 - 5
0.28 < HG <= 1.30	Rec. = 6.4334*HG*HG*HG - 23.02*HG*HG + 28.56*HG + 82.247 + 1.23 - 1.5 + 2.35 – 5
HG <= 0.28	Rec. = 661.36*HG*HG*HG - 628.91*HG*HG + 208.23*HG + 65.114 + 1.23 – 1.5 + 2.35 - 5

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TABLE 13-4   ACID TCM LEACH RECOVERY CALCULATIONS FOR 2017 AND LOM PLAN

Barrick Gold Corporation – Goldstrike Mine

Head Grade (oz/st)	Equation
HG > 1.3	Rec. = 95.0 percent + 1.23 – 1.5 + 2.35
0.28 < HG <= 1.30	Rec. = 6.4334*HG*HG*HG - 23.02*HG*HG + 28.56*HG + 82.247 +1.23 - 1.5 + 2.35
HG <= 0.28	Rec. = 661.36*HG*HG*HG - 628.91*HG*HG + 208.23*HG + 65.114 +1.23 - 1.5 +2.35

TABLE 13-5   ROASTER RECOVERY CALCULATIONS FOR LOM PLAN

Barrick Gold Corporation – Goldstrike Mine

Head Grade (oz/st)	Equation
ALL HG	Rec. = (92.857231 – 13.389 * EXP(-6.24041*HG) – 26.5928 * EXP(-15.17273*HG)-0.97*HG + 0.47)/100

ALLOCATION AND RECONCILIATION

Goldstrike undertakes comprehensive metallurgical accounting through month-end inventory measurements and calculations, and allocation procedures to reconcile differences between estimated head grade and actual head grades. This process involves formulae for predicting gold recovery in both the autoclave and the roaster. The data and procedures have been reviewed and appear to meet industry standards with no significant problems detected.

Goldstrike reconciles the differences between the estimated and actual head grades and recoveries for Betze and underground ores based on the actual gold production. The differences are allocated based on specified procedures and formulae.

Separate metallurgical balances are maintained at Goldstrike for the roaster and the autoclaves. The metallurgical balances are calculated on a monthly basis according to the equation:

IN = OUT + Δ Inventory

The monthly inventory is a key component of the metallurgical balance. At each month end, measurements are made of the amount of material contained in the circuits and

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representative samples of the material are taken and assayed to estimate the amount of gold contained in each circuit.

The tonnages fed to the plants are measured using flow meters and densitometers. Automatic samplers are used to collect samples of the feed and the tails for both the autoclave and the roaster. Using this data, the “Ounce Calls” are estimated and reported on the Daily Safe Production Report (DSPR). The tonnages are not adjusted. The head grades are adjusted at the month end based on the actual gold production. Tailings grades for individual components may be adjusted based on predicted or contracted recovery rates for toll material. The actual production is reconciled with the Ounce Call for each plant based on the total actual gold production using the ratios determined from the Ounce Call.

AUTOCLAVE ADJUSTMENTS

The total tonnage to the autoclave is not adjusted; it is measured using a densitometer and a flow meter. The ore sources are not campaigned; therefore, the tonnage of each is determined by preliminary values provided through best practice methods involving the following; scale weights and moisture determinations, stockpile survey, and skipped tons. The tons for each ore source are reconciled to the official total tons (which are essentially the same as the sum of the individual sources) by simple ratio.

The head grade is adjusted based on the gold production numbers. Adjustments are made to the head grades of each ore source by simple ration when comparing gold production numbers and estimated production.

The final plant tail grade comes from the DSPR (daily safe production report) with no adjustments. The estimated tail grade from all ore sources is determined using the gold recovery based on the autoclave recovery models. Estimated tail grades are corrected by applying a ratio to the actual DSPR tail grade.

ROASTER ADJUSTMENTS

The total tonnage to the roaster is not adjusted; it is measured using a densitometer and a flow meter. The ore sources are not campaigned; therefore, the tonnage of each is determined by preliminary values provided through best practice methods involving the following; scale weights and moisture determinations, stockpile survey, and skipped tons. These preliminary tonnages are corrected to the official roaster tonnage by ratio, with the

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exception of the underground since it is either weighed or surveyed. Production is assigned based on the estimated production from each source (total tons and metal) and is prorated back to the source based on their contribution. The adjustments made to head grade based on actual production are applied to all ore sources using simple ratios.

The final roaster tail grade is taken from the DSPR with no adjustment. The estimated tail grade from all ore sources is determined using the gold recovery based on the roaster recovery model. Estimated tail grades are corrected by applying a ratio to the actual DSPR tail grade.

The recovery is adjusted using the adjusted head grade and the corrected tail grade using the following equation:

Ounce Production = Tons x Adjusted Head Grade x Adjusted Recovery (%)

The minor adjustments made to the plant head grades for 2015 and 2016 are summarized in Table 13-6.

TABLE 13-6   SUMMARY OF HEAD GRADE ADJUSTMENTS

Barrick Gold Corporation – Goldstrike Mine

	2015			2016
	Autoclave	Roaster	Overall	Autoclave	Roaster	Overall
Calculated Plant Head Grade, oz/st Au	0.131	0.231	0.197	0.103	0.235	0.181
Adjusted Plant Head Grade, oz/st Au	0.122	0.238	0.199	0.100	0.238	0.182
Difference, oz/st Au	-0.009	0.007	0.001	-0.003	0.004	0.001
Difference, %	-6.89	3.03	0.70	-3.13	1.61	0.51

Based on the evaluation of the head grade adjustments, RPA is of the opinion that the recovery calculations and the equations used to estimate gold recoveries are accurate.

PRODUCTION STATISTICS

Production statistics from the autoclave and roaster circuits from 2011 to 2016 are shown below in Table 13-7. This includes all material (Goldstrike and toll ore, which in 2016 includes feed from South Arturo) processed in both operating plants.

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Total throughput has generally followed budget over the time period. Throughput rate for the autoclave has been below budget for most of the period, while the roaster has generally been above budget over the same time period.

Feed grade for the autoclave has fluctuated above and below budget, while the roaster feed grade has overall been above budget.

Gold production from the autoclave was above budget until 2014. From 2014 until the end of 2016 gold production has been below budget. This is due to the conversion of the circuit to CaTs and resin. The conversion is still being optimized. Roaster gold production has generally exceeded budget over the time period.

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TABLE 13-7   AUTOCLAVE AND ROASTER PRODUCTION STATISTICS 2011-2016

Barrick Gold Corporation - Goldstrike Mine

Throughput (tons)	2011		2012		2013		2014		2015		2016
	Actual	Budget	Actual	Budget	Actual	Budget	Actual	Budget	Actual	Budget	Actual	Budget
Autoclave	2,730,420	2,847,823	3,276,959	2,969,808	2,818,782	3,498,001	1,169,057	1,394,101	2,871,201	3,749,271	3,861,376	4,376,589
Roaster	5,694,924	5,572,455	5,942,334	5,417,545	5,622,356	5,721,540	5,717,363	5,656,279	5,567,036	5,699,397	5,629,158	5,624,088

Rate (tons/day)	2011		2012		2013		2014		2015		2016
	Actual	Budget	Actual	Budget	Actual	Budget	Actual	Budget	Actual	Budget	Actual	Budget
Autoclave	7,481	7,802	8,953	8,114	7,723	9,584	3,203	3,819	7,866	10,272	10,550	11,958
Roaster	15,603	15,267	16,236	14,802	15,404	15,675	15,664	15,497	15,252	15,615	15,380	15,366

Feed Grade (oz/ton)	2011		2012		2013		2014		2015		2016
	Actual	Budget	Actual	Budget	Actual	Budget	Actual	Budget	Actual	Budget	Actual	Budget
Autoclave	0.129	0.101	0.127	0.097	0.117	0.093	0.176	0.170	0.122	0.225	0.100	0.099
Roaster	0.205	0.234	0.211	0.179	0.174	0.167	0.197	0.195	0.238	0.217	0.238	0.229

Gold Production (oz)	2011		2012		2013		2014		2015		2016
	Actual	Budget	Actual	Budget	Actual	Budget	Actual	Budget	Actual	Budget	Actual	Budget
Autoclave	274,429	203,952	313,029	208,689	229,993	210,114	155,070	179,496	204,295	448,568	242,485	314,002
Roaster	1,011,918	916,220	1,081,980	840,953	834,307	809,134	962,578	950,139	1,180,151	912,309	1,203,994	1,119,954

Note:

1. Production numbers include toll and concentrate production information.

2. Tons per day equals total tons divided by the number of days in the year.

3. Roaster production in 2016 includes material from the South Arturo Mine.

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14 MINERAL RESOURCE ESTIMATE

Table 14-1 summarizes the total open pit and underground Mineral Resources, exclusive of Mineral Reserves, at the Goldstrike Mine. The Mineral Resource estimate has an effective date of December 31, 2016. The open pit and underground resource estimates are based on depleting the 2016 mid-year block models, which were built using data available up to January 22, 2016 for underground and March 3, 2016 for open pit. RPA examined the EOY2016 open pit and underground Mineral Resource estimates and is of the opinion that they meet or exceed industry standards and are acceptable to support reserve work.

Measured plus Indicated Mineral Resources total 9.07 million tons grading 0.160 oz/st Au and contain 1.46 million ounces of gold. In addition, Inferred Mineral Resources total 1.26 million tons grading 0.277 oz/st Au and contain 349,000 oz Au.

In metric units, the Measured and Indicated Mineral Resources total 8.23 million tonnes grading 5.50 g/t Au and contain 1.46 million oz Au. In addition, Inferred Mineral Resources total 1.1 million tonnes grading 9.48 g/t Au and contain 349,000 oz Au.

Open pit Measured plus Indicated Mineral Resources total 5.76 million tons grading 0.078 oz/st Au and contain 447,000 ounces of gold. In addition, Inferred Mineral Resources total 89,000 tons grading 0.056 oz/st Au and contain 5,000 oz Au. The open pit Measured Resources include 0.52 million tons averaging 0.049 oz/st from the BMW and BMW2 stockpiles.

Underground Measured plus Indicated Mineral Resources total 3.31 million tons grading 0.304 oz/st Au and contain 1.01 million oz Au. Inferred Mineral Resources are estimated to be 1.17 million tons grading 0.294 oz/st Au, containing 344,000 oz Au.

Goldstrike has very experienced on-site staff that are dedicated to maintaining the Betze-Post open pit resource block model and the Meikle and Rodeo underground block models. Different resource estimation procedures and block models are used to estimate the open pit and underground resources at the Goldstrike Mine.

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RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which could materially affect the Mineral Resource estimates. The Qualified Person for the Mineral Resource estimate is Luke Evans, M.Sc., P.Eng. Definitions for resource categories used in this report are consistent with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM definitions) as incorporated by reference into NI 43-101.

TABLE 14-1    GOLDSTRIKE MINE MINERAL RESOURCES - DECEMBER 31, 2016

Barrick Gold Corporation - Goldstrike Mine

	Measured Resources			Indicated Resources			Measured & Indicated Resources
	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)

Open Pit	1,465	0.080	117	4,295	0.077	330	5,760	0.078	447

Underground	1,085	0.342	371	2,229	0.286	638	3,314	0.304	1,009

Total	2,549	0.192	489	6,524	0.148	968	9,074	0.160	1,456

	Inferred Resources
	Tons	Grade	Contained Gold
	(000)	(oz/st Au)	(000 oz)

Open Pit	89	0.056	5

Underground	1,173	0.294	344

Total	1,262	0.277	349

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated using a long-term gold price of $1,500 per ounce.
3.	Mineral Resources are exclusive of Mineral Reserves.
4.	Open pit Mineral Resources are based on cut-off grades of 0.030 oz/st Au for roaster feed, 0.050 oz/st Au for acid autoclave feed, 0.055 oz/st Au for alkaline autoclave feed.
5.	Underground Mineral Resources are reported cut-off grades are between 0.133 oz/st Au and 0.261 oz/st Au. Incremental material at a cut-off grade of 0.10 oz/st Au is included if it is part of the mine sequence.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Totals may not add due to rounding.
8.	North Post JV (Barrick 70% and Newmont 30%) reported at 70%.

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OPEN PIT MINERAL RESOURCES

SUMMARY

Table 14-2 provides a detailed breakdown of the open pit Measured and Indicated Mineral Resources, which are exclusive of Mineral Reserves. The resources situated between the reserve pit design and the resource shell are tabulated as “Within Resource Shell” and the incremental resources situated in the reserve pit design with block grades lying between the resource and reserve cut-off grades are tabulated as “Within Reserve Pit”. The low grade BMW and BMW2 stockpile material is also itemized separately. The small open pit Inferred Mineral Resource totalling 89,000 tons, grading 0.056 oz/st Au, and containing 5,000 oz Au is not included in Table 14-2.

The open pit block model was created by Goldstrike using Maptek Vulcan software version 9.1 supplemented by in-house custom Barrick programs used for capping and other statistics derived from geostatistical software. The model is an inverse distance squared (ID2) estimate that uses estimated gold grade indicators and composite weighting to constrain the gold grades within each grade zone. Estimates were generated in 32 separate block model estimation domains, each of which is based on the geologic interpretation of the deposit as represented by three dimensional fault traces, lithologic units, and orientation of mineralization. Nine of the estimation domains encompass the underground operating area. The resource in the underground domains is not reported as open pit resource, but exists to ensure a geologically reasonable estimate in areas influenced by underground data.

Geologic interpretations were created from drill hole logging, blasthole grade contours, and high wall mapping information. In the northwest portion of the pit, which is currently being mined, mineralization is more structurally controlled and features sharper gradations in gold grades than was encountered previously.

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TABLE 14-2    OPEN PIT MINERAL RESOURCES - DECEMBER 31, 2016

Barrick Gold Corporation - Goldstrike Mine

	Measured Resources			Indicated Resources			Measured + Indicated Resources
	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)

BMW Stockpile	113	0.038	4				113	0.038	4

BMW2 Stockpile	410	0.053	22				410	0.053	22

Within Reserve Pit	189	0.032	6	983	0.032	31	1,172	0.032	37

Within Resource Shell	754	0.113	86	3,312	0.090	299	4,066	0.095	384

Open Pit Total	1,465	0.080	117	4,295	0.077	330	5,760	0.078	447

Notes:

1.	Mineral Resources estimated according to CIM definitions.
2.	Mineral Resources are exclusive of Mineral Reserves and are contained within and below the reserve pit.
3.	Mineral Resources estimated at $1,500/oz Au.
4.	Open pit Mineral Resources are based on cut-off grades of 0.030 oz/st Au for roaster feed, 0.050 oz/st Au for acid autoclave feed, 0.055 oz/st Au for alkaline autoclave feed. Incremental material at a cut-off grade of 0.10 oz/st Au is included if it is part of the mine sequence.
5.	Tonnages factors vary depending on mineralization domain.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Totals may not add due to rounding.

DOCUMENTATION

The methodology used in creating the EOY2016 open pit resource model has been well documented by the Goldstrike open pit resource team. They have created several documents that list model notes and step by step procedures.

BLOCK MODEL PARAMETERS

The Betze-Post open pit block model properties are shown below. The origin is in mine grid coordinates (Table 14-3). Blocks have a height of 20 ft, a width of 40 ft, and a length of 40 ft, appropriate for the smallest mining unit available with the equipment in the Goldstrike open pit. The model is not rotated and it has 377 rows, 352 columns, and 150 benches. The block model extends north-south for 15,080 ft, east-west for 14,080 ft, and vertically for 3,000 ft. The block model has 19,905,600 blocks.

In addition to the gold grade block model, block models have been prepared and interpolated for rock units and for process route parameters: sulphide content (S2), arsenic content (ARSEN), TCM, carbonate, pregnant solution robbing value (PRVAL), and bond work index (BWI).

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TABLE 14-3    OPEN PIT BLOCK MODEL DEFINITION

Barrick Gold Corporation - Goldstrike Mine

Axis	Origin (ft)	Offset (ft)	Block Size (ft)

X	2,460	14,080	40

Y	4,960	15,080	40

Z	3,000	3,000	20

MINERALIZATION DOMAINS

Estimation model domains were created based on the geology, orientation of mineralization, structure, etc., in an effort to define areas of different orientation or other controls of mineralization for grade calculation. Variograms were created for each estimation domain to determine search distances used in the search ellipses. All composites within a domain solid are flagged with the domain value coded in the block model, as summarized in Table 14-4.

TABLE 14-4    OPEN PIT MINERALIZATION DOMAINS

Barrick Gold Corporation - Goldstrike Mine

Domain	Description	Domain	Description

1	Golden April	12	Weird 2

2	Latite	13	JBE

3	Unknown	23	Deep Post

4	North Screamer	24	Deep Star

5	Northwest	27	West Barrel

6	Obiwan	28	Post

7	Brewer	29	Upper Post

8	bills	20	Upper Oxide

9	Strange	31	Southwest

10	Bridge	32	Skarn Hill

11	Betze

INDICATOR GRADE ZONES

Blocks are selected for estimation in different grade categories using estimated indicator values at cut-off grades of 0.03 oz/st Au, 0.1 oz/st Au, and 0.3 oz/st Au. For each of these cut-off grades, a variable is set in the composites that flags whether the gold assay is above (value equals 1) or below (value equals 0) the cut-off. These composite variables are estimated into corresponding variables in the block model. The resulting estimation is a probability that a block will be above the specific grade cut-off. Three indicator variables in the block model are estimated with ID2 using search orientations derived from geology and

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variography. Each block is estimated using a minimum of six composites and a maximum of 14. Search distances are larger than those used in the final gold estimation.

Estimated indicator codes are flagged back to the composite file. Rather than use coded grade shells, the estimated indicator probabilities are used to select blocks during gold estimation. Blocks are selected above a 0.4 probability for low- and mid-grade indicator values. For high-grade estimation passes (>0.3 oz/st Au), blocks with >0.6 indicator values are selected in some domains in an effort to avoid an overestimate of high grade material. Indicator values are coded back to the composite file and used in composite weighting to influence the softness of the low-, mid-, and high-grade zone boundaries in the deposit.

Weights in the composites are set according to indicator values flagged from the model. The weights range from 0 (no influence) to 1 (full influence). Weights for the low- and mid-grade models were set above a 0.4 indicator cut-off. Weights for the high grade passes were set above 0.4 indicator value for the high-grade passes in most domains. In nine domains, the influence of samples within the high-grade zone was restricted by setting weights in those composites based on a 0.6 indicator cut-off. Weights were chosen in 2012 based on reconciliation with past production data. Table 14-5 shows the composite weighting scheme used in the model. Indicator values and estimation domain codes are used directly for gold interpolation, whereas rock type is used to estimate some metallurgical parameters.

TABLE 14-5    OPEN PIT COMPOSITE WEIGHTING

Barrick Gold Corporation - Goldstrike Mine

	GOLD INDICATOR ZONE

Pass	< 0.03 oz/st	≥ 0.03 oz/st	≥ 0.10 oz/st	≥ 0.30 oz/st

High Grade Passes	0.25	0.50	0.75	1.00

Medium Grade Passes	0.50	0.75	1.00	0.40

Low Grade Passes	0.50	1.00	0.75	0.00

Below Grade Passes	1.00	0.50	0.25	0.00

CAPPING OF HIGH GRADE VALUES

Grade capping level selection is based on in-house Barrick statistical software. High grade assays are capped prior to compositing. Capping thresholds for the EOY2016 resource estimation are summarized in Table 14-6.

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TABLE 14-6    OPEN PIT CAPPING OF HIGH GRADE VALUES

Barrick Gold Corporation - Goldstrike Mine

Domain	Name	Capping Value (oz/st Au)	GT loss (%)	CV Capped

1	Golden April	0.80	6.77	2.07

2	Latite	0.75	0.62	1.50

3	Unknown	0.70	2.38	1.26

4	North Screamer	0.33	2.51	1.63

5	Northwest	0.70	2.93	1.47

6	Obiwan	0.65	2.10	1.46

7	Brewer	0.90	0.75	1.56

8	Bills	1.10	0.99	1.58

9	Strange	1.10	1.94	1.76

10	Bridge	1.00	3.54	1.72

11	Betze	1.10	4.86	1.51

12	Weird 2	0.90	2.65	1.54

13	JBE	1.70	2.20	1.70

23	Deep Post	3.00	2.00	1.86

24	Deep Star	1.60	4.92	2.23

27	West Barrel	0.80	3.90	1.93

28	Post	0.45	2.94	1.35

29	Upper Post	1.00	0.74	1.63

30	Upper Oxide	0.75	2.29	1.98

31	Southwest	0.35	1.93	1.75

32	Skarn Hill	0.50	0.63	1.46

Capping thresholds are determined from log-probability grade distributions in each domain. Outlier high-grade populations are identified from disruptions in the grade distribution. The highest grade that is part of a smooth or continuous distribution is usually taken as the capping threshold. The capping grade is applied to the assays in each domain and statistics are checked to ensure that the coefficient of variation (CV) and/or Grade-Thickness Lost (GT Lost%) for the capped assays are less than approximately 2 and 10%, respectively. Table 14-7 shows sample statistics.

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TABLE 14-7    OPEN PIT SAMPLE STATISTICS

Barrick Gold Corporation - Goldstrike Mine

Domain	Name	Mean (oz/st Au)	St. Dev. (oz/st Au)	Maximum (oz/st Au)	Number Capped Assays

1	Golden April	0.024	0.110	2.160	18

2	Latite	0.021	0.068	1.902	21

3	Unknown	0.073	0.126	3.976	166

4	North Screamer	0.008	0.032	1.231	14

5	Northwest	0.021	0.076	4.375	21

6	Obiwan	0.024	0.071	1.846	40

7	Brewer	0.045	0.111	1.520	23

8	Bills	0.053	0.129	2.848	27

9	Strange	0.032	0.101	3.605	31

10	Bridge	0.056	0.145	3.775	66

11	Betze	0.056	0.157	7.770	62

12	Weird 2	0.041	0.232	6.281	121

13	JBE	0.085	0.214	4.645	117

23	Deep Post	0.160	0.404	8.669	70

24	Deep Star	0.060	0.225	3.140	18

27	West Barrel	0.009	0.053	3.1938	25

28	Post	0.035	0.070	1.568	288

29	Upper Post	0.021	0.057	2.295	23

20	Upper Oxide	0.013	0.052	2.574	65

31	Southwest	0.004	0.019	0.623	6

32	Skarn Hill	0.017	0.048	0.708	9

The capping strategy used at Goldstrike effectively limits the influence of anomalous high grade assays and is in line with industry standards, in RPA’s opinion.

COMPOSITING

The drill hole database was composited into 20 ft intervals downhole. Capped Au assays were composited and used in grade estimation. All compositing is performed using the run length method in Maptek Vulcan software. Table 14-8 shows composite statistics.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-8

TABLE 14-8    OPEN PIT COMPOSITE STATISTICS

Barrick Gold Corporation - Goldstrike Mine

Domain	Name	Mean (oz/st Au)	Std. Dev. (oz/st Au)	Maximum (oz/st Au)

1	Golden April	0.011	0.056	0.784

2	Latite	0.020	0.058	0.681

3	Unknown	0.066	0.097	0.700

4	North Screamer	0.005	0.017	0.250

5	Northwest	0.021	0.055	0.650

6	Obiwan	0.022	0.057	0.650

7	Brewer	0.033	0.082	0.802

8	Bills	0.043	0.098	1.100

9	Strange	0.025	0.067	0.996

10	Bridge	0.044	0.099	1.000

11	Betze	0.049	0.095	1.100

12	Weird 2	0.027	0.105	0.900

13	JBE	0.077	0.162	1.700

23	Deep Post	0.141	0.305	2.890

24	Deep Star	0.035	0.138	1.411

27	West Barrel	0.007	0.033	0.800

28	Post	0.032	0.049	0.450

29	Upper Post	0.020	0.044	0.958

20	Upper Oxide	0.011	0.034	0.750

31	Southwest	0.004	0.014	0.230

32	Skarn Hill	0.019	0.039	0.382

DENSITY DATA

The density values used by Goldstrike’s open pit modelling team originated from historical tests conducted on core for several areas of the Betze-Post deposit. These tests have indicated an average tonnage factor for non-Carlin Formation ore and waste of approximately 13.5 ft3/st. For Carlin Formation waste, a tonnage factor of 16.0 ft3/st is used, and for waste dump material, a value of 18.2 ft3/st is used.

Mine plans and reconciliation show that the current density model is reasonable. Density samples have been collected and were recently compiled to identify areas and rock types that might need additional data sampling. Additional sample density work is planned to determine whether an update to modelled density is warranted. These new data will be integrated with the existing data to improve the density model.

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VARIOGRAPHY

Variography was used to determine search ranges in each domain for the Betze-Post Open Pit model. The orientation of the search ellipse in each domain is based on the geometry of mineralization in that domain. Search ranges are determined using correlograms generated using the 20 ft composites. Figure 14-1 shows a correlogram for the Latite Domain. The orientation and search ranges used in each domain are summarized in Table 14-9.

FIGURE 14-1    OPEN PIT - CORRELOGRAM FOR LATITE DOMAIN

Source: Barrick, 2016

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-10

INTERPOLATION STRATEGY

For the open pit resource estimation, the grade interpolation was carried out using ID2 methodology, with a search ellipse consistent with the variography and geological controls on mineralization in each domain. Table 14-9 lists key parameters used for grade interpolation.

The estimation used seventeen passes in each domain. The first pass comprises a box search of 40 ft by 40 ft by 20 ft, using only composites that are found within the block being evaluated. Next, three sets of four passes are run in the low-, mid-, and high-grade blocks as defined by the indicator cut-offs. The first pass in these sets estimates blocks at 80% of the sill range, with a minimum of two and maximum of three samples. The second pass in these sets selects samples at half the 80% sill range, using a minimum of one and maximum of three samples. This pass is to fill blocks that did not meet the minimum of two samples and two holes needed in the first pass. The third and fourth passes are similar to the first two, but estimate blocks at 90% the sill range and half that distance, respectively. A set of four passes is also run in each domain for blocks outside the 0.4 low grade indicator cutoff. The passes are used in resource classification, as discussed in the next section.

TABLE 14-9    OPEN PIT GRADE INTERPOLATION PARAMETERS

Barrick Gold Corporation - Goldstrike Mine

Domain Code		Search Orientation			Search Distances (ft)
	Pass #	Bearing (Z)	Plunge (Y)	Dip (X)	Major	Semi	Minor

ALL	Pass 1	360	0	0	20	20	10

1	Pass 2	35	45	120	120	70	40
2	Pass 2	-15	-7	0	180	120	100
3	Pass 2	-5	-10	120	120	85	55
4	Pass 2	5	-10	100	100	100	20
5	Pass 2	58	75	65	60	130	150
6	Pass 2	17	0	6	130	140	60
7	Pass 2	-5	5	150	150	150	95
8	Pass 2	5	5	150	150	150	125
9	Pass 2	55	63	6	60	140	130
10	Pass 2	-39	-14	-2	160	160	100
11	Pass 2	5	-15	10	360	280	130
12	Pass 2	15	45	50	50	45	35
13	Pass 2	5	10	160	160	125	110
23	Pass 2	-30	-35	210	210	160	90
24	Pass 2	-5	45	120	120	110	110
27	Pass 2	-99	-3	-4	100	140	60
28	Pass 2	-10	80	130	130	100	90

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Domain Code		Search Orientation			Search Distances (ft)
	Pass #	Bearing (Z)	Plunge (Y)	Dip (X)	Major	Semi	Minor
29	Pass 2	5	20	290	290	180	165
30	Pass 2	5	5	55	55	50	40
31	Pass 2	0	-10	-5	60	80	40
32	Pass 2	0	15	10	50	60	50

1	Pass 3	35	45	120	60	35	20
2	Pass 3	-15	-7	0	90	60	50
3	Pass 3	-5	-10	120	60	40	30
4	Pass 3	5	-10	100	50	50	10
5	Pass 3	58	75	65	30	65	75
6	Pass 3	17	0	6	65	70	30
7	Pass 3	-5	5	150	75	75	50
8	Pass 3	5	5	150	75	75	65
9	Pass 3	55	63	6	30	70	65
10	Pass 3	-39	-14	-2	80	80	50
11	Pass 3	5	-15	10	180	140	130
12	Pass 3	15	45	50	25	25	20
13	Pass 3	5	10	160	80	60	55
23	Pass 3	-30	-35	210	105	80	45
24	Pass 3	-5	45	120	50	55	55
27	Pass 3	-99	-3	-4	50	70	30
28	Pass 3	-10	80	130	65	50	45
29	Pass 3	5	20	290	145	90	80
30	Pass 3	5	5	55	30	25	20
31	Pass 3	0	-10	-5	30	40	20
32	Pass 3	0	15	10	25	30	25

1	Pass 4	35	45	120	190	85	60
2	Pass 4	-15	-7	0	270	220	130
3	Pass 4	-5	-10	120	210	125	75
4	Pass 4	5	-10	100	350	200	50
5	Pass 4	58	75	65	90	210	110
6	Pass 4	17	0	6	210	220	90
7	Pass 4	-5	5	150	260	240	125
8	Pass 4	5	5	150	330	210	185
9	Pass 4	55	63	6	115	210	210
10	Pass 4	-39	-14	-2	220	240	140
11	Pass 4	5	-15	10	590	510	220
12	Pass 4	15	45	50	65	60	40
13	Pass 4	5	10	160	300	200	160
23	Pass 4	-30	-35	210	350	300	140
24	Pass 4	-5	45	120	200	125	125
27	Pass 4	-99	-3	-4	170	230	90
28	Pass 4	-10	80	130	250	160	180
29	Pass 4	5	20	290	650	400	390

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-12

Domain Code		Search Orientation			Search Distances (ft)
	Pass #	Bearing (Z)	Plunge (Y)	Dip (X)	Major	Semi	Minor
30	Pass 4	5	5	55	110	80	65
31	Pass 4	0	-10	-5	80	100	50
32	Pass 4	0	15	10	80	100	50

1	Pass 5	35	45	120	95	45	30
2	Pass 5	-15	-7	0	105	60	40
3	Pass 5	-5	-10	120	105	60	40
4	Pass 5	5	-10	100	175	100	25
5	Pass 5	58	75	65	45	105	110
6	Pass 5	17	0	6	105	110	45
7	Pass 5	-5	5	150	130	120	65
8	Pass 5	5	5	150	165	105	95
9	Pass 5	55	63	6	57.5	105	105
10	Pass 5	-39	-14	-2	110	120	70
11	Pass 5	5	-15	10	295	255	110
12	Pass 5	15	45	50	35	30	20
13	Pass 5	5	10	160	150	100	80
23	Pass 5	-30	-35	210	175	150	70
24	Pass 5	-5	45	120	100	65	65
27	Pass 5	-99	-3	-4	85	115	45
28	Pass 5	-10	80	130	125	80	90
29	Pass 5	5	20	290	325	200	195
30	Pass 5	5	5	55	55	40	35
31	Pass 5	0	-10	-5	40	50	25
32	Pass 5	0	15	10	40	50	25

OPEN PIT RESOURCE CLASSIFICATION

Mineral Resource classification is based on a combination of economic criteria and the pass in which each block was estimated. Criteria for Measured, Indicated, and Inferred classification are summarized in Table 14-10. The Measured Mineral Resource is defined as any block which has one or more composite samples inside it (and therefore received an estimate in Pass 1). Indicated Mineral Resource is determined from variogram ranges at 80% of the sill (passes 2 and 3 in each indicator grade zone). Estimation criteria for Inferred Mineral Resource is defined by those blocks within 90% of the sill (passes 4 and 5).

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-13

TABLE 14-10    OPEN PIT RESOURCE CLASSIFICATION

Barrick Gold Corporation - Goldstrike Mine

Estimation	Resource	Sample Selection
Pass #	Classification	Min	Max	Per Hole	Category	Remarks

1	Measured	1	99	99	1	Box Search
2	Indicated	2	3	1	2	Indicated 80% Sill
3	Indicated	1	3	1	2	Indicated Fill in, “Donut”
4	Inferred	2	3	1	3	Inferred 90% Sill
5	Inferred	1	3	1	3	Inferred Fill in, “Donut”

The approach to estimation and resource classification used in the Goldstrike open pit model is appropriate and to industry standards, in RPA’s opinion.

OPEN PIT MODEL VALIDATION

The Goldstrike open pit model was verified using the following methods:

●	Comparisons of assay, composite, and block model statistics

●	Visual comparisons between block and composite grades on plans and sections

●	Visual inspections to confirm all block coding completed properly at each estimation step

●	Comparison of estimated and nearest neighbour models in Vulcan and in-house software

●	Comparison with previous model

●	Comparison with production

For 2016, the open pit resource model overstated the tons by 9%, understated the gold grade by 21%, and understated the gold ounces by 10% compared to the actual open pit production. A narrow, high grade structure on the west side of the phase was not well defined with drill spacing. From 2011-2015, the block model underpredicted ounces an average of 9%, grade by 11%, overstating tons by an average of 2%. Overall, RPA views these reconciliation results as acceptable and concurs with Goldstrike’s plans to investigate changes that will reduce the grade variance in the future.

Model estimation is performed in Vulcan, while planning uses Deswick for pit design and sequencing. Checks are performed in Vulcan and Deswick to ensure that the block model transfers correctly between the two programs. This includes spot checks of various blocks with low, medium, and high estimated gold grades. Reports are also run and compared by rock type and routing classification in both programs.

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OPEN PIT RESOURCE REPORTING

Most of the reported resources are situated between the reserve pit design and the resource shell. The resource shell was optimized at a $1,500/oz gold price. Incremental resources that are situated in the reserve pit design with block grades lying between the resource and reserve cut-off grades are also included. Some stockpiles with grades above the resource cut-off grades but below the reserve cut-off grades are included in the resource estimate.

Open pit Mineral Resources are based on cut-off grades of 0.030 oz/st Au for roaster feed, 0.050 oz/st Au for acid autoclave feed, and 0.055 oz/st Au for alkaline autoclave feed.

It is RPA’s opinion that the procedures used to report the open pit resources at the Goldstrike Mine are reasonable and conform to industry best practice.

COMMENTS AND RECOMMENDATIONS

On-going reconciliation of the model and production show that the approach and procedures used to create the Goldstrike open pit resource model are adequate for planning purposes and are in line with industry standards. The models are created and documented by an on-site Qualified Person and follow standard industry practice. The model procedure is well documented through the master spreadsheet which includes records of visual and statistical checks. Where possible, the model process is automated using scripts, providing another record of how the model was created.

Recommendations for future models include:

●	Review/update the composite weighting scheme with more recent reconciliation data.

●	Include the underground and blasthole data in future variography studies.

●	Investigate using the blasthole, drill hole, and mapping data to manually build high grade wireframes for structurally controlled mineralization.

In RPA’s opinion, the EOY2016 open pit resource estimation procedures at the Goldstrike Mine are reasonable and acceptable.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-15

UNDERGROUND

SUMMARY

Table 14-11 provides a detailed breakdown of the underground Measured and Indicated Mineral Resources, which are exclusive of Mineral Reserves. The Measured and Indicated Mineral Resources could not be converted to Mineral Reserves due to operational constraints and Inferred Mineral Resources have an insufficient level of confidence for conversion to reserves. The underground Inferred Mineral Resources are summarized in Table 14-12.

Underground Measured plus Indicated Mineral Resources in 11 zones total 3.31 million tons grading 0.304 oz/st Au and contain 1.01 million oz Au. Inferred Mineral Resources are estimated to be 1.17 million tons grading 0.294 oz/st Au, containing 344,000 oz Au.

The underground Mineral Resource was estimated by the Goldstrike underground division using block models constrained by three-dimensional models of the mineralized bodies and domains. The gold grades are interpolated into the blocks using inverse distance to the fifth power (ID5) weighting. The models are constructed using Maptek Vulcan 3D software version 9.1 supplemented by in-house custom Barrick programs used for capping and other statistics derived from geostatistical software.

RPA examined the EOY2016 underground Mineral Resources and found them to meet or exceed industry standards. In RPA’s opinion, the underground EOY2016 Mineral Resource estimates were completed to a high standard of quality by very experienced on-site Goldstrike personnel using reasonable and appropriate procedures and input parameters.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-16

TABLE 14-11    UNDERGROUND MEASURED AND INDICATED MINERAL

RESOURCES – DECEMBER 31, 2016

Barrick Gold Corporation - Goldstrike Mine

	Measured Resources			Indicated Resources			Measured and Indicated Resources
Area	Tons (000)	Grade (oz/st)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)

Banshee	25	0.358	9	522	0.309	161	548	0.311	170
Barrel	53	0.259	14	100	0.259	26	152	0.259	39
Extension	49	0.435	21	107	0.390	42	156	0.404	63
Griffin	58	0.311	18	88	0.353	31	147	0.336	49
Main / East	175	0.477	84	149	0.226	34	324	0.361	117
North Post	118	0.266	31	175	0.252	44	294	0.257	76
North Post JV	11	0.243	3	21	0.229	5	32	0.234	8
Rodeo - Lower	134	0.378	51	425	0.334	142	559	0.344	193
Rodeo - Upper	341	0.276	94	591	0.237	140	932	0.251	234
South Meikle	66	0.442	29	30	0.297	9	96	0.396	38
West Griffin	55	0.324	18	20	0.208	4	74	0.293	22

Total	1,085	0.342	371	2,228	0.286	638	3,313	0.304	1,009

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are reported using a long-term gold price of US$1,500 per ounce.
3.

Underground Mineral Resources are reported cut-off grades are between 0.133 oz/st Au and 0.261 oz/st Au. Incremental material at a cut-off grade of 0.10 oz/st Au is included if it is part of the mine sequence.

4.	Minimum mining width varies.
5.	Mineral Resources are exclusive of Mineral Reserves.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Totals may not add correctly due to rounding.
8.	North Post JV (Barrick 70% and Newmont 30%) reported at 70%

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-17

TABLE 14-12    UNDERGROUND INFERRED MINERAL RESOURCES –

DECEMBER 31, 2016

Barrick Gold Corporation – Goldstrike Mine

Zone	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
Banshee	239	0.266	64
Barrel	57	0.283	16
Extension	62	0.334	21
Griffin	13	0.140	2
Main / East	5	0.045	0
North Post	45	0.213	10
North Post JV	0	0.071	0
Rodeo - Lower	561	0.323	181
Rodeo - Upper	152	0.277	42
South Meikle	27	0.262	7
West Griffin	12	0.159	2

Total Inferred	1,173	0.294	344

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are reported using a long-term gold price of US$1,500 per ounce.
3.	Underground Mineral Resources are reported cut-off grades are between 0.133 oz/st Au and 0.261 oz/st Au.
4.	Minimum mining width varies.
5.	Mineral Resources are exclusive of Mineral Reserves.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Totals may not add correctly due to rounding.
8.	North Post JV (Barrick 70% and Newmont 30%) reported at 70%

DOCUMENTATION

The methodology used in creating the EOY2016 underground resource model has been well documented by the Goldstrike underground resource team. They have created several documents that list model notes and step by step procedures.

BLOCK MODELS

There are two block models, Meikle and Rodeo, that contain the Mineral Resource underground at the Goldstrike Mine. These block models encompass 11 individual mineralized zones. All block models comprise parent blocks measuring 50 ft by 50 ft by 50 ft, with sub-blocks measuring 10 ft by 10 ft by 10 ft, and down to 5 ft by 5 ft by 5 ft. The parent (50 ft) blocks are used to assign a 0.001 oz/st Au grade to the unmineralized and unestimated material, while the smaller blocks are used in the mineralized zones. Origins and extents vary according to the zone being modelled. Models are rotated to reflect the

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-18

overall geologic trend of the mineralized zones. Model construction parameters for Meikle and Rodeo models are shown in Table 14-13.

The principal economic component estimated into the blocks is gold. In addition, estimates of accessory components were made, which includes sulphur, carbonate, arsenic, and TCM. Royalty information is also coded into the model to allow appropriate factors to be calculated for royalty payments.

TABLE 14-13    UNDERGROUND BLOCK MODEL DEFINITIONS

Barrick Gold Corporation – Goldstrike Mine

ORIGIN			EXTENTS
	Rodeo	Meikle	Model Axis	Rodeo(ft)	Meikle(ft)
X Coordinate	10,125	9,716	East (X)	4,600	8,500
Y Coordinate	9,200	15,605	North (Y)	8,200	8,500
Z Coordinate	3,000	2,500	Elevation (Z)	3,000	3,500

ROTATION	Degrees
	Rodeo	Meikle
Bearing	60	30	(absolute bearing of X axis around Z axis)
Plunge	0	0	(absolute bearing of X axis around Y axis)
Dip	0	0	(absolute bearing of Y axis around X axis)

Rotation follows left hand rule (Maptek)
Local Mine Coordinate System

MINERALIZED DOMAIN MODELS

The mineralized domain models are constructed from the drilling and muck sample data, at 0.05 oz/st Au and 0.10 oz/st Au cut off grades. The general approach is to build a “mineralized” zone at the lower cut-off grade, which encompasses higher grade zones built at the higher cut-off grade. This allows for reasonable estimates of the dilution grade surrounding the higher grade zones. Figure 14-2 provides a 3D view of the main underground domain models by mineralized zones.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-19

www.rpacan.com

Figure 14-2

Barrick Gold Corporation
Goldstrike Mine
State of Nevada, U.S.A.
Underground Isometric View
of Domain Models
Meikle Zone Mineralization
Rodeo Zone Mineralization
Surface
25000 N
20000 N
5000 E
15000 N
10000 N
10000 E
N
200 Feet

April 2017

Source: Barrick Gold Corp., 2017.

14-20

Mineralized domains are generated based on grade, informed by geological features such as faults and lithological boundaries. The interpretations are drawn as polylines on cross section, using a minimum horizontal mining width constraint of ten feet. Section spacing is a division of 20 ft, with a maximum spacing of 40 ft for highly mineralized lenses and 60 ft for mineralized lenses. The average spacing of sections is 20 ft, but can be as little as five ft or less in areas where complex grade boundaries exist. The polylines are linked together to create the solid models.

When completed, the domain models are reviewed, updated, and validated by the geology staff. They are validated and checked again by a resource geologist prior to inclusion in the Mineral Resource block model. The domains are used for estimation of domain volumes and tonnages for validation against previous models. The domains are then used to assign domain codes to both the block model and the samples. This controls compositing and also provides the ability to control samples used for estimation of a particular domain.

DENSITY

Bulk density was based on over 900 determinations carried out over a span of several years. The determinations were made by submerging rock specimens in either water or mercury to determine the volume, then estimating the bulk density by dividing the weight of the sample by its volume. The measurements have been conducted on most of the mineralized zones on the property and tonnage factors are applied by zone in the block model. Tonnage factors and bulk densities of the various zones are provided in Table 14-14.

In RPA’s opinion, the tonnage factors appear to be reasonable. Mine plans and reconciliation data show that the current density model is adequate. RPA concurs with Goldstrike’s plans to collect more bulk density data for some zones, especially Banshee.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-21

TABLE 14-14    UNDERGROUND TONNAGE FACTORS

Barrick Gold Corporation – Goldstrike Mine

Zones	Tonnage Factor (ft3/st)	Bulk Density (st/ft3)
Meikle
Meikle Main Ore	0.083	12.0
South Meikle ED	0.078	12.9
South Meikle WD	0.078	12.9
Griffin Bx	0.083	12.0
Griffin Bs	0.076	13.1
Griffin La	0.078	12.9
West Griffin ED	0.076	13.1
West Griffin WD	0.076	13.1
Mineralized Main ED	0.083	12.0
Mineralized Main WD	0.083	12.0
Mineralized East ED	0.083	12.0
Mineralized East WD	0.083	12.0
Mineralized West ED	0.083	12.0
Mineralized West WD	0.083	12.0

Rodeo
Rodeo WD (Jfault)	0.077	13.0
Rodeo ED (Zappa)	0.077	13.0
Rodeo ED (N300) (above 4040 RL)	0.074	13.6
Rodeo ED (N300) (below 4040 RL)	0.078	12.9
Mineralized Rodeo WD (above 4040 RL)	0.074	13.6
Mineralized Rodeo WD (below 4040 RL)	0.078	12.9
Mineralized Rodeo ED (above 4040 RL)	0.074	13.6
Mineralized Rodeo ED (below 4040 RL)	0.078	12.9

North Post
North Post Main	0.074	13.5
Mineralized North Post	0.074	13.5

Banshee
Banshee West	0.082	12.2
Mineralized Banshee West	0.077	13.0
Banshee East	0.077	13.0
Mineralized Banshee East	0.077	13.0

GRADE CAPPING

A combination of high yield restrictions for low-grade mineralized zones and grade capping applied to all mineralized zones is used to reduce the influence of high grade assays. The capping method employs in-house Barrick software and is applied to raw assay data prior to compositing. Capping thresholds are determined from log-probability grade distributions in each domain. Outlier high-grade populations are identified from disruption in grade

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distribution. The highest grade that is part of a smooth or continuous distribution is usually taken as the capping threshold. The capping grade is applied to the assays in each domain and statistics are examined to ensure the coefficient of variation (CV) and/or Grade-Thickness Lost (GT lost %) for the capped assays are less than approximately 2 and 10%, respectively. Capping and high yield restrictions are provided in Table 14-15.

TABLE 14-15    UNDERGROUND SAMPLE STATISTICS

Barrick Gold Corporation - Goldstrike Mine

Ore Zone	Domain	Capping Level (oz/st Au)	GT lost%	CV Capped	High Yield Cap (oz/st Au)
12	Meikle Main Ore	7.300	1.85	1.72
31	South Meikle ED	9.500	0.53	1.64
32	South Meikle WD	8.200	0.36	1.45
41	Meikle Extension	2.800	0.04	1.16
51	Griffin Bx	1.700	1.47	1.00
61	Griffin Bs	1.000	0.87	0.82
62	Griffin La	1.920	0.51	1.05
63	West Griffin ED	1.650	0.13	0.87
64	West Griffin WD	1.750	0.60	0.96
71	Rodeo WD (Jfault)	3.400	0.11	1.08
73	Rodeo ED (Zappa)	2.400	0.45	1.04
76	Rodeo ED (N300)	3.700	0.12	1.04
101	North Post Main	1.400	0.10	0.68
111	Banshee West	1.920	0.43	1.02
121	Banshee East	1.200	3.98	1.02
75	Mineralized Rodeo WD	0.900	0.820	0.940	0.100
85	Mineralized Rodeo ED	0.480	1.980	0.890	0.100
105	Mineralized North Post	0.400	0.640	0.680	0.100
115	Mineralized Banshee West	0.230	1.630	0.810	0.100
125	Mineralized Banshee East	0.190	0.980	0.830	0.100
501	Mineralized Main ED	0.310	7.650	0.960	0.100
502	Mineralized Main WD	0.230	4.520	0.820	0.100
503	Mineralized East ED	0.230	0.930	0.780	0.100
504	Mineralized East WD	0.210	1.560	0.740	0.100
505	Mineralized West ED	0.240	3.360	0.840	0.100
506	Mineralized West WD	0.370	3.200	0.880	0.100

The capped and raw assay statistics are provided in Table 14-16.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-23

TABLE 14-16    UNDERGROUND SAMPLE STATISTICS

Barrick Gold Corporation - Goldstrike Mine

	Mean (oz/st)		St. Dev. (oz/st)		Maximum (oz/st)		CV
Domain	Aucap	Au	Aucap	Au	Aucap	Au	Aucap	Au
Meikle Main Ore	0.503	0.513	0.889	0.993	7.300	30.948	1.766	1.937
South Meikle ED	0.467	0.470	0.771	0.815	9.500	16.582	1.651	1.735
South Meikle WD	0.410	0.411	0.597	0.619	8.200	12.496	1.457	1.506
Meikle Extension	0.325	0.326	0.384	0.385	2.800	3.383	1.180	1.182
Griffin Bx	0.220	0.224	0.224	0.254	1.700	4.301	1.015	1.137
Griffin Bs	0.205	0.207	0.172	0.183	1.000	2.360	0.837	0.882
Griffin La	0.363	0.365	0.384	0.394	1.920	2.539	1.059	1.078
West Griffin ED	0.259	0.259	0.228	0.231	1.650	2.291	0.883	0.891
West Griffin WD	0.300	0.301	0.296	0.306	1.750	2.680	0.987	1.015
Rodeo WD (Jfault)	0.264	0.264	0.287	0.293	3.400	9.657	1.089	1.109
Rodeo ED (Zappa)	0.239	0.241	0.251	0.265	2.400	7.556	1.048	1.102
Rodeo ED (N300)	0.227	0.227	0.238	0.243	3.700	8.277	1.046	1.069
North Post Main	0.198	0.198	0.135	0.137	1.400	2.190	0.682	0.692
Banshee West	0.324	0.325	0.334	0.342	1.920	3.092	1.032	1.052
Banshee East	0.248	0.258	0.269	0.314	1.200	2.596	1.083	1.217
Mineralized Rodeo WD	0.056	0.057	0.057	0.075	0.900	7.770	1.015	1.326
Mineralized Rodeo ED	0.050	0.051	0.050	0.066	0.480	3.775	1.004	1.297
Mineralized North Post	0.062	0.062	0.044	0.049	0.400	1.201	0.705	0.779
Mineralized Banshee West	0.034	0.035	0.030	0.037	0.230	0.744	0.886	1.061
Mineralized Banshee East	0.028	0.028	0.030	0.036	0.190	1.075	1.090	1.280
Mineralized Main ED	0.038	0.042	0.044	0.096	0.310	5.284	1.135	2.298
Mineralized Main WD	0.044	0.046	0.040	0.060	0.230	1.418	0.916	1.299
Mineralized East ED	0.041	0.041	0.035	0.038	0.230	0.728	0.852	0.920
Mineralized East WD	0.040	0.041	0.032	0.038	0.210	0.905	0.790	0.937
Mineralized West ED	0.041	0.043	0.039	0.054	0.240	1.817	0.947	1.260
Mineralized West WD	0.043	0.044	0.042	0.096	0.370	8.856	0.979	2.176

The capping strategy used at the Goldstrike Mine effectively limits the influence of anomalous high grade assays and is in line with industry standards, in RPA’s opinion.

COMPOSITES

Drill results from diamond drill holes and RC drill holes are used for block model estimation. The drill samples were composited to 10 ft lengths, with the mineralized domains controlling the process prior to geostatistical analysis and grade interpolation. Compositing is configured to start and stop at the boundary of domain models. Remnant composites, of less

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-24

than the requisite ten foot length, located at the boundaries of these zones are retained in the database. Length weighting is applied in the interpolation to account for shorter intervals.

Composites are checked visually to confirm that they were properly generated. Statistics are also generated and compared with capped assays of the previous year’s composites. Composite statistics are provided in Table 14-17.

In RPA’s opinion, the compositing methodology is reasonable and to industry standards.

TABLE 14-17    UNDERGROUND GOLD COMPOSITE STATISTICS

Barrick Gold Corporation - Goldstrike Mine

	Mean (oz/st)		St. Dev. (oz/st)		Maximum (oz/st)		Coefficient of Variation
Domain	Aucap	Au	Aucap	Au	Aucap	Au	Aucap	Au
Meikle Main Ore	0.488	0.497	0.804	0.892	7.300	17.351	1.648	1.795
South Meikle ED	0.444	0.447	0.656	0.680	9.346	11.962	1.477	1.524
South Meikle WD	0.399	0.400	0.534	0.549	6.653	7.884	1.338	1.371
Meikle Extension	0.315	0.315	0.351	0.352	2.566	2.858	1.114	1.116
Griffin Bx	0.217	0.220	0.205	0.233	1.700	3.643	0.942	1.057
Griffin Bs	0.202	0.204	0.154	0.164	1.000	1.923	0.762	0.802
Griffin La	0.348	0.349	0.339	0.347	1.920	2.256	0.977	0.992
West Griffin ED	0.252	0.252	0.204	0.207	1.650	2.291	0.810	0.819
West Griffin WD	0.292	0.293	0.275	0.284	1.750	2.412	0.942	0.968
Rodeo WD (Jfault)	0.260	0.260	0.261	0.264	3.158	5.939	1.002	1.013
Rodeo ED (Zappa)	0.235	0.236	0.224	0.235	2.400	4.561	0.953	0.994
Rodeo ED (N300)	0.223	0.224	0.211	0.214	3.308	4.424	0.945	0.958
North Post Main	0.196	0.197	0.121	0.123	1.400	2.094	0.615	0.623
Banshee West	0.313	0.314	0.296	0.303	1.920	2.675	0.948	0.965
Banshee East	0.242	0.251	0.242	0.281	1.200	2.352	1.002	1.118
Mineralized Rodeo WD	0.056	0.057	0.052	0.069	0.900	5.535	0.918	1.207
Mineralized Rodeo ED	0.050	0.051	0.044	0.057	0.480	2.684	0.891	1.128
Mineralized North Post	0.061	0.062	0.038	0.043	0.400	0.878	0.621	0.693
Mineralized Banshee West	0.034	0.035	0.027	0.035	0.230	0.744	0.799	1.010
Mineralized Banshee East	0.026	0.027	0.028	0.030	0.190	0.346	1.051	1.115
Mineralized Main ED	0.038	0.042	0.039	0.090	0.310	4.142	1.014	2.139
Mineralized Main WD	0.044	0.046	0.036	0.047	0.230	0.743	0.818	1.027
Mineralized East ED	0.041	0.041	0.031	0.034	0.230	0.628	0.763	0.820
Mineralized East WD	0.040	0.040	0.028	0.032	0.210	0.457	0.711	0.790
Mineralized West ED	0.042	0.043	0.035	0.053	0.240	1.817	0.847	1.222
Mineralized West WD	0.043	0.044	0.037	0.089	0.370	6.759	0.873	2.025

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-25

VARIOGRAPHY

Geostatistical analyses were conducted on the composite data to confirm or refine the search parameters for each domain. The analyses were carried out using Vulcan and other software. Directional correlograms were generated for each of the domains, and the search orientations and ranges derived from covariance models derived from these correlograms. The covariance models were also used for classification of the Mineral Resources.

RPA has previously checked the variography for selected individual domains (Main Zone Breccia, Griffin Bazza Sands, Rodeo West Dipping, North Post Lower East Dip, and Banshee East) at the Goldstrike Mine. Variogram studies obtained ranges of 35 ft to 160 ft, depending on the domain. RPA obtained similar results with the check variograms. An example of a correlogram is shown in Figure 14-3 for Rodeo East Dipping – Zappa Domain.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-26

FIGURE 14-3    UNDERGROUND CORRELOGRAM FOR RODEO –EAST DIPPING (ZAPPA)

Source: Barrick, 2016

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-27

INTERPOLATION STRATEGY

Grades were estimated into the blocks using inverse distance to the fifth power (ID5) methodology, with a search ellipse consistent with the correlogram and geological controls on mineralization in each domain. The estimation used six passes in each domain (Tables 14-18, 14-19, and 14-20).

TABLE 14-18    RODEO ZONE INTERPOLATION PARAMETERS

Barrick Gold Corporation - Goldstrike Mine

		Search Orientation			Search Distances (ft)
Domain	Pass #	Bearing(Z)	Plunge(Y)	Dip(X)	Major	Semi Major	Minor	Description
Rodeo WD (Jfault)	1	360	0	0	5	5	5	Box Search
	2	59	44	-57	52	28	76	85% Sill
	3	59	44	-57	26	14	38	Fill in, half range
	4	59	44	-57	114	60	168	95% Sill
	5	59	44	-57	57	30	84	Fill in, half range
	6	59	44	-57	172	90	250	Filled, unclassified
Rodeo ED (Zappa)	1	360	0	0	5	5	5	Box Search
	2	-107	48	74	28	16	54	85% Sill
	3	-107	48	74	14	8	27	Fill in, half range
	4	-107	48	74	72	42	132	95% Sill
	5	-107	48	74	36	21	66	Fill in, half range
	6	-107	48	74	119	68	220	Filled, unclassified
Rodeo ED (N300)	1	360	0	0	5	5	5	Box Search
	2	-23	-1	-35	84	54	28	85% Sill
	3	-23	-1	-35	42	27	14	Fill in, half range
	4	-23	-1	-35	184	124	64	95% Sill
	5	-23	-1	-35	92	62	32	Fill in, half range
	6	-23	-1	-35	289	189	96	Filled, unclassified
North Post Main	1	360	0	0	5	5	5	Box Search
	2	74	73	-41	42	74	64	85% Sill
	3	74	73	-41	21	37	32	Fill in, half range
	4	74	73	-41	66	116	102	95% Sill
	5	74	73	-41	33	58	51	Fill in, half range
	6	74	73	-41	95	171	148	Filled, unclassified

WD: West Dipping

ED: East Dipping

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-28

TABLE 14-19    MEIKLE ZONE INTERPOLATION PARAMETERS

Barrick Gold Corporation - Goldstrike Mine

		Search Orientation			Search Distances (ft)
Zone	Pass #	Bearing (Z)	Plunge (Y)	Dip (X)	Major	Semi Major	Minor	Description
Meikle Main Ore	1	360	0	0	5	5	5	Box Search
	2	-25	33	14	54	40	66	85% Sill
	3	-25	33	14	27	20	33	Fill in, half range
	4	-25	33	14	106	80	132	95% Sill
	5	-25	33	14	53	40	66	Fill in, half range
	6	-25	33	14	152	113	187	Filled, unclassified
South Meikle WD	1	360	0	0	5	5	5	Box Search
	2	5	13	-33	42	32	22	85% Sill
	3	5	13	-33	21	16	11	Fill in, half range
	4	5	13	-33	82	64	44	95% Sill
	5	5	13	-33	41	32	22	Fill in, half range
	6	5	13	-33	101	45	167	Filled, unclassified
South Meikle ED	1	360	0	0	5	5	5	Box Search
	2	53	34	-12	18	44	26	85% Sill
	3	53	34	-12	9	22	13	Fill in, half range
	4	53	34	-12	38	92	56	95% Sill
	5	53	34	-12	19	46	28	Fill in, half range
	6	53	34	-12	57	134	80	Filled, unclassified
Meikle Extension	1	360	0	0	5	5	5	Box Search
	2	-27	135	-28	34	18	44	85% Sill
	3	-27	135	-28	17	9	22	Fill in, half range
	4	-27	135	-28	64	32	80	95% Sill
	5	-27	135	-28	32	16	40	Fill in, half range
	6	-27	135	-28	81	41	104	Filled, unclassified
Griffin La	1	360	0	0	5	5	5	Box Search
	2	54	42	-54	46	28	70	85% Sill
	3	54	42	-54	23	14	35	Fill in, half range
	4	54	42	-54	98	58	150	95% Sill
	5	54	42	-54	49	29	75	Fill in, half range
	6	54	42	-54	143	83	224	Filled, unclassified
West Griffin WD	1	360	0	0	5	5	5	Box Search
	2	9	15	-34	38	16	70	85% Sill
	3	9	15	-34	19	8	35	Fill in, half range
	4	9	15	-34	80	36	146	95% Sill
	5	9	15	-34	40	18	73	Fill in, half range
	6	9	15	-34	117	51	213	Filled, unclassified

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-29

		Search Orientation			Search Distances (ft)
Zone	Pass #	Bearing (Z)	Plunge (Y)	Dip (X)	Major	Semi Major	Minor	Description
Griffin Bx	1	360	0	0	5	5	5	Box Search
	2	-27	135	-28	46	26	50	85% Sill
	3	-27	135	-28	23	13	25	Fill in, half range
	4	-27	135	-28	76	42	86	95% Sill
	5	-27	135	-28	38	21	43	Fill in, half range
	6	-27	135	-28	114	63	129	Filled, unclassified
Griffin Bs	1	360	0	0	5	5	5	Box Search
	2	-33	112	9	42	26	28	85% Sill
	3	-33	112	9	21	13	14	Fill in, half range
	4	-33	112	9	104	68	68	95% Sill
	5	-33	112	9	52	34	34	Fill in, half range
	6	-33	112	9	170	108	109	Filled, unclassified
West Griffin ED	1	360	0	0	5	5	5	Box Search
	2	50	38	5	14	36	28	85% Sill
	3	50	38	5	7	18	14	Fill in, half range
	4	50	38	5	34	88	70	95% Sill
	5	50	38	5	17	44	35	Fill in, half range
	6	50	38	5	58	149	115	Filled, unclassified
Banshee WD	1	360	0	0	5	5	5	Box Search
	2	12	27	34	36	50	22	85% Sill
	3	12	27	34	18	25	11	Fill in, half range
	4	12	27	34	64	90	40	95% Sill
	5	12	27	34	32	45	20	Fill in, half range
	6	12	27	34	98	141	60	Filled, unclassified
Banshee ED	1	360	0	0	5	5	5	Box Search
	2	89	34	-5	40	62	22	85% Sill
	3	89	34	-5	20	31	11	Fill in, half range
	4	89	34	-5	74	118	40	95% Sill
	5	89	34	-5	37	59	20	Fill in, half range
	6	89	34	-5	95	152	52	Filled, unclassified

WD: West Dipping

ED: East Dipping

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-30

TABLE 14-20    LOW GRADE INTERPOLATION PARAMETERS

Barrick Gold Corporation - Goldstrike Mine

		Search Orientation			Search Distances (ft)
Zone	Pass #	Bearing (Z)	Plunge (Y)	Dip (X)	Major	Semi Major	Minor	Description
Mineralized Rodeo WD	1	360	0	0	5	5	5	Box Search
	2	-19	71	9	36	40	68	85% Sill
	3	-19	71	9	18	20	34	Fill in, half range
	4	-19	71	9	68	78	130	95% Sill
	5	-19	71	9	34	39	65	Fill in, half range
	6	-19	71	9	92	104	175	Filled, unclassified
Mineralized Rodeo ED	1	360	0	0	5	5	5	Box Search
	2	66	48	-99	22	44	54	85% Sill
	3	66	48	-99	11	22	27	Fill in, half range
	4	66	48	-99	48	94	116	95% Sill
	5	66	48	-99	24	47	58	Fill in, half range
	6	66	48	-99	71	139	172	Filled, unclassified
Mineralized North Post	1	360	0	0	5	5	5	Box Search
	2	-97	112	-39	68	110	96	85% Sill
	3	-97	112	-39	34	55	48	Fill in, half range
	4	-97	112	-39	100	162	140	95% Sill
	5	-97	112	-39	50	81	70	Fill in, half range
	6	-97	112	-39	141	228	198	Filled, unclassified
Mineralized Banshee WD	1	360	0	0	5	5	5	Box Search
	2	-9	33	32	56	34	22	85% Sill
	3	-9	33	32	28	17	11	Fill in, half range
	4	-9	33	32	88	50	32	95% Sill
	5	-9	33	32	44	25	16	Fill in, half range
	6	-9	33	32	124	69	45	Filled, unclassified
Mineralized Banshee ED	1	360	0	0	5	5	5	Box Search
	2	-88	45	6	72	64	28	85% Sill
	3	-88	45	6	36	32	14	Fill in, half range
	4	-88	45	6	126	114	50	95% Sill
	5	-88	45	6	63	57	25	Fill in, half range
	6	-88	45	6	156	140	62	Filled, unclassified
Mineralized Main ED	1	360	0	0	5	5	5	Box Search
	2	-37	27	20	50	34	64	85% Sill
	3	-37	27	20	25	17	32	Fill in, half range
	4	-37	27	20	116	74	140	95% Sill
	5	-37	27	20	58	37	70	Fill in, half range
	6	-37	27	20	168	111	207	Filled, unclassified

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-31

		Search Orientation			Search Distances (ft)
Zone	Pass #	Bearing (Z)	Plunge (Y)	Dip (X)	Major	Semi Major	Minor	Description
Mineralized Main WD	1	360	0	0	5	5	5	Box Search
	2	30	52	-48	22	8	22	85% Sill
	3	30	52	-48	11	4	11	Fill in, half range
	4	30	52	-48	50	18	52	95% Sill
	5	30	52	-48	25	9	26	Fill in, half range
	6	30	52	-48	78	26	80	Filled, unclassified
Mineralized East ED	1	360	0	0	5	5	5	Box Search
	2	-49	9	18	60	22	44	85% Sill
	3	-49	9	18	30	11	22	Fill in, half range
	4	-49	9	18	112	44	82	95% Sill
	5	-49	9	18	56	22	41	Fill in, half range
	6	-49	9	18	153	56	110	Filled, unclassified
Mineralized East WD	1	360	0	0	5	5	5	Box Search
	2	30	52	-48	22	8	22	85% Sill
	3	30	52	-48	11	4	11	Fill in, half range
	4	30	52	-48	50	18	52	95% Sill
	5	30	52	-48	25	9	26	Fill in, half range
	6	30	52	-48	78	26	80	Filled, unclassified
Mineralized West ED	1	360	0	0	5	5	5	Box Search
	2	80	139	-107	32	14	40	85% Sill
	3	80	139	-107	16	7	20	Fill in, half range
	4	80	139	-107	70	38	86	95% Sill
	5	80	139	-107	35	19	43	Fill in, half range
	6	80	139	-107	107	43	132	Filled, unclassified
Mineralized West WD	1	360	0	0	5	5	5	Box Search
	2	20	41	-44	28	18	48	85% Sill
	3	20	41	-44	14	9	24	Fill in, half range
	4	20	41	-44	58	38	104	95% Sill
	5	20	41	-44	29	19	52	Fill in, half range
	6	20	41	-44	87	56	157	Filled, unclassified

WD: West Dipping

ED: East Dipping

The first pass comprised a box search of five foot by five foot by five foot, which reflected a block model cell which uses all composites data that were found within the block being evaluated. The second pass estimated blocks at 85% of the sill range, with a minimum of two, a maximum of four samples and a maximum of one sample per drill hole. The third pass selected samples at half the 85% sill range and the minimum number of samples was reduced to one. This pass was run to fill blocks that did not meet the minimum two samples needed in the second pass and is referred to as a “donut” pass.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-32

The fourth and fifth passes were similar to the third and fourth, but 95% of the sill range was used for the fourth pass and half the 95% range was used for the fifth pass. The sixth pass used search distances equal to the full range of the correlograms, a minimum of one, maximum of four samples and one sample per drill hole. The model cells estimated with the sixth pass were between 95 and 100% of the sill range and are therefore unclassified. The 0.100 oz/st and 0.050 oz/st domains represented hard boundaries, across which composites were restricted for both correlogram modelling and composite selection during estimation. The blocks in the mineralized domains were used to calculate external dilution.

Wireframe solids of the mined-out areas and sterilized pillars are used to determine the proportion remaining of each block. Blocks with more than 50% of their volumes sterilized and less than 50% mined out were tagged as completely mined. Portions of blocks mined were not allowed to contribute any material to the mineral resource.

In RPA’s opinion, the grade interpolation strategy is reasonable and conforms to industry standards. The combination of the ID5 weighting and the four-composite maximum per block is designed to reduce smoothing and generate more accurate local grade estimates. This estimation approach has evolved with the benefit of production data over the years.

UNDERGROUND RESOURCE CLASSIFICATION

Resource classification was based on a combination of the estimation passes in which each block model cell received an estimate, distance to nearest mining area, number of drill holes used in estimation, and the elevation of the estimation domain. These were used to establish a level of confidence for resource classification. Criteria for Measured, Indicated, and Inferred classification are summarized in Table 14-21.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-33

TABLE 14-21    UNDERGROUND CLASSIFICATION CRITERIA

Barrick Gold Corporation - Goldstrike Mine

Estimation	Classification	Number of Samples			Category
Pass #		Min	Max	Per Hole		Remarks
1	Measured	1	99	99	1	Box Search
2	Indicated	2	4	1	2	Indicated, 85% Sill
3	Indicated	1	4	1	2	Indicated Fill in, half 85% range
4	Inferred	2	4	1	3	Inferred, 95% Sill
5	Inferred	1	4	1	3	Inferred Fill in, half 95% range
6	Unclassified	1	4	1	5	Filled beyond search ranges,100% Sill

For block model cells inside a high grade domain, Measured Resource was defined as any model cell estimated within the first pass (Pass 1) or the model cell distance to a mining area was less than or equal to 20 ft at South Meikle and less than or equal to 35 ft for the other domains and have at least two samples used in the gold grade estimation.

Indicated Resource was determined from correlogram ranges at 85% of the sill, estimated with Pass 2 or Pass 3.

Criteria for Inferred Resource was determined from correlogram ranges at 95% of the sill, estimated with Pass 4 or Pass 5.

For block model cells inside a low grade domain, Indicated Resource was determined by all block model cells estimated with Pass 1, Pass 2, or Pass 3. Inferred Resource was determined by all block model cells estimated with Pass 4 or Pass 5.

All block model cells estimated with Pass 1 through to Pass 5 below the 3,000 (bottom of model) elevation were set to Inferred Resource. Block model cells that were previously mined were removed from resource using wireframe models created around already mined areas.

In RPA’s opinion, the classification procedures are reasonable and appropriate. RPA notes that the classification process results in a small number of Inferred blocks that are scattered within Indicated areas that could be included as Indicated in the future.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-34

UNDERGROUND MODEL VALIDATION

The EOY2016 block models were validated by Goldstrike using the following methods:

●	Comparisons of assay, composite, and block model statistics

●	Visual comparisons between block and composite grades on plans and sections

●	Visual inspections to confirm all block coding completed properly at each estimation step

●	Comparison of estimated and nearest neighbor models in Vulcan and in-house software

●	Comparison with previous model

●	Comparison with production

For 2016, the underground resource model understated the tons by 7%, understated the gold grade by 9%, and understated the gold ounces by 17% compared to the actual underground production. Overall, RPA views these reconciliation results as acceptable and concurs with Goldstrike’s plans to investigate changes that will reduce the contained gold variance in the future.

UNDERGROUND RESOURCE REPORTING

Longhole and drift-and-fill designs are completed by ore zone, utilizing the 0.100 oz/st Au and 0.050 oz/st Au mineralized boundaries. Access and capital development may be laid out within the 0.050 oz/st Au boundary or within waste. Resources are only reported from designs created by engineering using appropriate cut-off grades that were based on economics at a gold price of $1,200 per ounce. Material in designs that are not in reserves, however, above a drift and fill cut-off grade (based on $1,500 per ounce gold price) for stoping or an incremental development cut-off grade for development designs (0.10 oz/st Au) are considered as resources. Designs for accessing mining areas that are above the 0.10 oz/st Au cut-off grade may be included in the resources, if they must be mined to provide access to other reserve areas.

It is RPA’s opinion that the procedures used to report the open pit resources at the Goldstrike Mine are reasonable and conform to industry best practice.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-35

COMMENTS AND RECOMMENDATIONS

On-going reconciliation of the model and production show that the approach and procedures used to create the Goldstrike open pit resource model are adequate for planning purposes and are in line with industry standards. The underground resource model was created and documented by an on-site Qualified Person and followed standard industry practice. The model procedure is well documented through the master spreadsheet which includes records of visual and statistical checks. Where possible, the model process is automated using scripts, providing another record of how the model was created.

Recommendations for future models include:

●	Investigate procedural changes that will improve the production reconciliation results.

●	Use a resource classification clean-up script or classification wireframes to upgrade a small amount of Inferred blocks that are scattered within the Indicated areas.

In RPA’s opinion, the EOY2016 underground resource estimation procedures at Goldstrike are very good and are completed by highly experienced on-site geological personnel. The EOY2016 resource estimate is reasonable and acceptable, from RPA’s view.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 14-36

15 MINERAL RESERVE ESTIMATE

The Mineral Reserves for the Goldstrike Mine are shown in Table 15-1. The Mineral Reserves consist of the open pit, underground, and stockpiles.

In metric units, the Proven and Probable Reserves for the Goldstrike Mine total 70.69 million tonnes grading 3.55 g/t Au and contain 8.08 million oz Au.

TABLE 15-1    GOLDSTRIKE MINE MINERAL RESERVES - DECEMBER 31, 2016

Barrick Gold Corporation - Goldstrike Mine

	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Process	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold

Route	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)
Open Pit and Underground
Autoclave	674	0.122	82	4,174	0.119	495	4,848	0.119	578
Roaster	4,462	0.274	1,223	10,394	0.145	1,499	14,856	0.184	2,722
Combined Total	5,136	0.254	1,305	14,568	0.137	1,994	19,704	0.167	3,300

Stockpiles	58,212	0.081	4,718				58,212	0.081	4,718
Gold in Inventory			59						59
Total	63,348	0.096	6,082	14,568	0.137	1,994	77,916	0.104	8,077

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated using an average long-term gold price of US$1,000 per ounce for 2017 through 2020 and US$1,200 per ounce onwards.
3.	Stockpiles include Autoclave, Roaster, and Distal.
4.	Cut-off grades vary by processing type, mining method, and location.
5.

Open pit autoclave cut-off grade is 0.070 oz/st Au and the open pit roaster cut-off grade is 0.040 oz/st Au. The majority of the ore material in stockpile was generated at higher cut-off grades because of lower gold prices.

6.	Underground cut-off grades are between 0.166 oz/st Au and 0.261 oz/st Au.
7.	The Mineral Reserve estimate includes inventory.
8.	Totals may not add due to rounding.
9.	North Post JV (Barrick 70% and Newmont 30%) reported at 70%

RPA is not aware of any mining, metallurgical, infrastructure, permitting, and other relevant factors which could materially affect the Mineral Reserve estimates.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 15-1

OPEN PIT

MINERAL RESERVE ESTIMATE

The resource estimates discussed in Section 14 were prepared using standard industry methods and appear to provide an acceptable representation of the deposits. RPA reviewed the reported resources, production schedules, and cash flow analysis to determine if the resources meet the CIM definitions. Based on this review, it is RPA’s assessment that the Measured and Indicated Mineral Resource within the final pit design at the Goldstrike Mine can be classified as Proven and Probable Mineral Reserves.

The EOY2016 Mineral Reserves for the open pit are summarized in Table 15-2. The Qualified Person for the open pit Mineral Reserve estimate is Stuart E. Collins, P.E.

TABLE 15-2    BETZE-POST OPEN PIT MINERAL RESERVES - DECEMBER 31, 2016

Barrick Gold Corporation - Goldstrike Mine

	Proven			Probable			Proven+Probable
	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold

	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)
Open Pit Total	1,877	0.133	249	11,604	0.108	1,259	13,481	0.112	1,508

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 0.070 oz/st Au for CaTs and to 0.040 oz/st Au for roaster.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,000 per ounce through 2020, and US$1,200/oz beginning in 2021.
4.	Numbers may not add due to rounding.

CUT-OFF GRADE DISCUSSION

The cut-off grade formula used by Goldstrike for the reserve reporting is as follows.

Cut-off Grade (oz/st) =

[(Process Cost per Ore Ton) + (Tailings Sustainability Cost per Ore Ton) +

(General and Administration Cost per Ore Ton)] / [((Gold Price per Ounce) –

(Refining Cost per Ounce)) x (1 – Royalty %) x (Gold Recovery %)]

Individual cut-off grades are calculated for the roaster, TCM acid, and TCM alkaline processes. Table 15-3 is a summary of the internal cut-off grades calculated for the three process methods used at the Goldstrike operation.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 15-2

TABLE 15-3    OPEN PIT CUT-OFF GRADE PARAMETERS - 2016

Barrick Gold Corporation - Goldstrike Mine

COG Inputs	Roaster	TCM - Acid	TCM - Alk
Gold Price, US$/oz	1,000	1,000	1,000
Process Cost, US$/st ore	21.38	45.94	37.84
Process Recoveries, % Average (formulae)	68.36	78.92	61.06
G&A, US$/st ore	2.82	5.25	5.25
Tailings Sustainability, US$/st ore	1.10	1.10	1.10
Refining Cost, US$/oz	0.05	0.05	0.05
Royalty, %	3.7%	3.7%	3.7%

Mining Cost, US$/st	0.25	0.27	0.27
2016 EOY Reserves COG, oz/st	0.040	0.070	0.065 - 0.075[1]

          1Varies by Layback Area

For portions of the pit to be mined after 2020, these cut-off grades were re-evaluated using a gold price of $1,200/oz.

The block size in the Open Pit Block Model was selected to match the SMU for the open pit. The reconciliation between the Open Pit mined tons and the model has been within the acceptable range.

Dilution and recovery are reflected in block estimate and are not applied elsewhere.

MINERAL RESERVE VS. MINE VS. PROCESS RECONCILIATION

Reconciliation of the Mineral Resource model to mill head grades was impractical due to the high percentage of ore directed to stockpiles. However, the reconciliation of tons and grade produced according to the grade control system compared very well with that predicted by the mid-year 2016 Mineral Reserve estimate.

STOCKPILES

STOCKPILES AND ORE CONTROL

Goldstrike maintains a complex system of ore and low grade stockpiles, which have been accumulating since the late 1980s. There are primarily three major stockpile categories that are listed below:

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 15-3

●	Autoclave

●	Roaster

●	Distal

The Proven Reserves located in 34 different stockpiles are estimated to be 58.17 million tons grading 0.081 oz/st Au, containing 4.70 million ounces of gold, as of December 31, 2016. RPA agrees with the ore control rationale for creating the stockpiles, and the accounting methods used to track the stockpile quantities and grades.

TABLE 15-4    OPEN PIT STOCKPILE MINERAL RESERVES - DECEMBER 31, 2016

Barrick Gold Corporation - Goldstrike Mine

	Proven			Probable			Proven+Probable

	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold

	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)
Stockpiles Total	58,168	0.081	4,704	-	-	-	58,168	0.081	4,704

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 0.070 oz/st Au for CaTs and to 0.040 oz/st Au for roaster.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,000 per ounce through 2020, and US$1,200/oz beginning in 2021.
4.	Stockpiles include Autoclave, Roaster, and Distal.
5.	In addition to the stockpiles noted in this table, there is a small stockpile of underground ore, included in the underground reserve table below.
6.	Numbers may not add due to rounding.

Figure 15-1 is a general process flow describing how the material mined is directed to a waste dump, a distal stockpile, autoclave stockpile, or roaster stockpile. RPA concurs with Goldstrike staff that continued review, sampling, and metallurgical testing of the Proven Reserve stockpiles need to be maintained.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 15-4

www.rpacan.com

AuFA < 0.040
TRUE
WASTE
FALSE
AuFA < 0.050
TRUE
BRSO
FALSE
AuFA < 0.060
TRUE
PRCLC < 60%
TRUE
S2C < 0.20
TRUE
CO3 < 10%
TRUE
TCM < 1%
FALSE
TRUE
ROASTER
FALSE
FALSE
FALSE (CATS)
FALSE (CATS)
PRCLC < 40%
TRUE
CO3 < 10%
TRUE (POX)
Autoclave
FALSE
FALSE
AuFA < 0.300
TRUE (POX)
FALSE
ROASTER
PRCLC < 60%
TRUE
CO3 < 10%
TRUE
AuFA < 0.13
TRUE (POX)
FALSE
FALSE
FALSE
AuFA < 0.200
TRUE
FALSE
S/C < 0.2
TRUE (CATS)
FALSE
CO3 < 10%
TRUE (CATS)
Autoclave
ROASTER
FALSE
TCM < 1%
TRUE (CATS)
FALSE
TCM/FV < 0.6
TRUE (CATS)
FALSE

Figure 15-1

NOTE: Cut-off grades will vary with current economics, not with reserve or resource cut-off grades calculations October 2013 routing.

Barrick Gold Corporation

Goldstrike Mine

State of Nevada, U.S.A.

Open Pit General Material Routing Flow Chart Example

April 2017 *Source: Barrick Gold Corp., 2016.*

15-5

RECONCILIATION

The Goldstrike Mine has a system in place for tracking and reconciling stockpile inventories. Reconciliation is completed at the end of each month and is shown for December 31, 2016 in Table 15-5. At the end of December 2016, it was estimated that the stockpiles contained 7.7 million tons of autoclave ore at an average grade of 0.088 oz/st Au and 50.5 million tons of roaster ore at an average grade of 0.080 oz/st Au. Nearly 4.0 million ounces of gold are held in inventory in the stockpiles. It should be noted that operational decisions can be made regarding the type of processing method and timing of the stockpile processing. For example, it may be economically advantageous to process some of the roaster stockpile ore with the CaTs process, even if it means that recoveries are lower and costs higher – earlier realization of the revenue may offset those downsides, and improve utilization of both plants to full capacity.

Also at month end, the process division completes an allocation procedure, as explained in Section 17. Adjustments are made to the tonnage of ore from the open pit mine, the ounces produced, the head grades, tail grades, and recovery based on the ounces of gold that are sold and the amount of material processed in the plants.

Two separate stockpile reports are maintained, one for the roaster and the other for the autoclaves. The amount of material processed from each stockpile is tracked throughout the month. At the end of the month, the tonnage of material processed from each stockpile is adjusted to reflect the total tons processed through the roaster and/or autoclave. In a similar fashion, the contained ounces are adjusted based on the production from each plant.

RPA has attempted to reconcile the amount of material contained in the stockpile by comparing the amount of material processed in the processing facilities with the Estimated Material Processed based on the change in inventory in the stockpiles and the amount of ore mined. That is:

Estimated Mined Material = Estimated Material Processed + Change in (Δ) Stockpile Inventory

The Estimated Mined Material is based on the Reported Polygon Tons and Ounces mined for the Betze-Post open pit. The change in the stockpile inventory is the difference between the Beginning Inventory and the Adjusted Ending Inventory. Using this methodology, the Estimated Material Processed is compared to the Actual Material Processed, which is

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 15-6

reported by the process division each month using the allocation procedure. Table 15-5 compares the Estimated Material Processed in both the autoclave and roaster operations with the Actual Material Processed.

TABLE 15-5    AUTOCLAVE AND ROASTER STOCKPILE ACCOUNTING

SUMMARY AS OF DECEMBER 31, 2016

Barrick Gold Corporation - Goldstrike Mine

Goldstrike		Autoclave			Roaster

EOY2016	Tons	Grade	Ounces	Tons	Grade	Ounces

	(000)	(oz/st Au)	(000)	(000)	(oz/st Au)	(000)
Beginning Inventory	10,393	0.090	932	51,439	0.081	4,162
Actual Ending Inventory	7,706	0.088	675	50,462	0.080	4,029
Reported Ore Mined	463	0.096	44	1,355	0.177	239
Declared Ore Mined	882	0.105	93	1,428	0.166	237
Difference	53%		48%	95%		101%

Sonic drilling of specific stockpiles by Goldstrike shows a good correlation between the estimated grade from the Sonic drilling and the original ore control grade.

In addition to gold grade, the stockpile reports track the sulphide sulphur, carbonate, and total carbonaceous material. These components are important to the efficient operation of the processing plants.

Since much of the material stored in the stockpiles has been there over an extended period, and it is known that the sulphide material oxidizes over time changing sulphide to sulphate, it is anticipated that the sulphide sulphur concentration, and therefore, the fuel value will be lower than it was when the material was placed in the stockpile.

It is recommended that Goldstrike continue the sampling and assaying program to determine the current grades of the stockpiles, particularly for those to be processed soon.

UNDERGROUND

MINERAL RESERVES

The EOY2016 estimated Mineral Reserves for the underground were reported as shown in Table 15-6. The Qualified Person for the underground Mineral Reserve estimate is Jason J. Cox, P.Eng.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 15-7

TABLE 15-6    RODEO/MEIKLE UNDERGROUND MINERAL RESERVES –

DECEMBER 31, 2016

Barrick Gold Corporation – Goldstrike Mine

Zone	Proven			Probable			Proven+Probable
	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
Banshee	97	0.433	42	423	0.260	110	520	0.292	152
Barrel	183	0.251	46	140	0.243	34	323	0.248	80
Extension	93	0.430	40	48	0.292	14	141	0.383	54
Griffin	95	0.316	30	111	0.369	41	205	0.346	71
Main/East	288	0.428	123	127	0.260	33	414	0.377	156
North Post	397	0.264	105	423	0.236	100	819	0.250	205
North Post JV (70%)	41	0.276	11	88	0.262	23	129	0.266	49
Rodeo – Lower	854	0.328	280	587	0.271	159	1,441	0.304	438
Rodeo – Upper	958	0.300	287	907	0.218	198	1,865	0.260	485
South Meikle	149	0.409	61	86	0.233	20	234	0.346	81
West Griffin	106	0.283	30	23	0.130	3	130	0.262	34
UG Subtotal	3,260	0.324	1,056	2,963	0.248	736	6,221	0.288	1,792
UG Stockpiles	44	0.318	14				44	0.318	14
UG Total	3,304	0.324	1,070	2,963	0.248	736	6,265	0.288	1,806

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 0.166 oz/st to 0.261 oz/st Au.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,000 per ounce and US$1,200 per ounce.
4.	Minimum mining width varies
5.	Bulk density varies by ore type.
6.	Numbers may not add due to rounding.
7.	North Post JV (Barrick 70% and Newmont 30%) reported at 70%.

RPA examined the EOY2016 underground Mineral Reserves in detail and found them to meet or exceed industry standards. The EOY2016 Mineral Reserves are based on the MY2016 block models, adjusted for areas mined in 2016.

In RPA’s opinion, the underground EOY2016 Mineral Reserve estimates are competently completed to industry standards using reasonable and appropriate parameters and conform to CIM definitions.

The Mineral Reserves are generated based upon the mine designs applied to the Mineral Resources. The design methodology uses both the cut-off grade estimation and economic assessment to design and validate the mineable reserves. The following steps outline the general procedures used in the underground mine design:

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 15-8

●	Query the geological block model against the cut-off grade estimated above to determine mineable volumes.

●	Digitize mining shapes for material that falls within the cut-off grade ore volume.

●	Assign mining method based on the geometry, mining access, and geotechnical considerations.

●	Design stope access and identify development requirement in ore and waste.

●	Create 3D wireframe solids for each digitized shape.

●	Evaluate wireframes against the geological block model (estimate the tons, grade, and ounces of each stope).

●	Assess economics of mining individual stopes, incorporating access development, backfill, and rehabilitation requirements.

●

Assess overall economics of mining areas or zones, incorporating all development (direct and allocated), backfill, and rehabilitation requirements. Stopes deemed uneconomic at this stage may be re-designed and re-evaluated.

●	Summarize economic and uneconomic stopes and remove the uneconomic stopes from the short-range and/or LOM plan.

●	Final geological assessment (visual inspection) and assigning of a confidence rating of all designed stopes prior to inclusion into the reserve and mine plan.

The economic assessments described above are separated into a short-range and long-range model. The short range model is used to assess the economic value of individual stopes by including the direct access development, backfill, and rehabilitation costs required to mine that stope. The short range model directly affects whether a given stope will be included in the short range mine plan. The long-range model is used to assess the economic value of a mining zone by allocating development costs and rehabilitation costs on a per ton weight basis. The long-range model assesses the overall design of a mining zone and its associated development for the reserve and LOM plan.

In RPA’s opinion, the last step (confidence rating) goes beyond standard industry practice, and has a conservative effect on the Mineral Reserve estimate due to removing stopes that are not ready for mining in the short term. The confidence rating step may be a necessary and useful measure to identify work required prior to mining, however, it may downgrade some stopes that will be mined within the year. This effect can be seen in the reconciliation results, below.

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DOCUMENTATION

The Mineral Reserves are estimated using Vulcan software, a Deswik scheduler, and economic models for intermediate calculations in the mineral reserve estimation process and in the preparation of the LOM plan. Goldstrike staff compile a cut-off grade (COG) memo outlining the assumptions and details of the COG estimates and an internal technical report after the end of the year.

UNDERGROUND CUT-OFF GRADE

The development of the COG for the underground operations is laid out in a comprehensive document on reserve cut-off grade calculation. The COG parameters are as follows:

●	COGs are based on US$1,000 per ounce gold price. A second pass set of COGs using the long-term price of US$1,200 per ounce is used for areas to be mined later than 2021.

●	Mine production plan and costing structure are based on the latest LOM plan.

●	No planned capital costs or sunk capital costs are included in the COG determination.

●	Unit costs used in the COG determination are the weighted average unit costs of the 2016 LOM.

●	Process recoveries are from roaster recovery curves.

●	COG is estimated for each underground mining method (longhole stoping and drift and fill) and by specific mining areas (Meikle and Rodeo).

●	Each ore ton included in the LOM plan incurs additional costs for processing, G&A, NSR, refining, and a silver credit, which total $54.77 per ton.

The breakeven and incremental cut-off grades estimated for the underground operation in mid-year 2016 are summarized in Table 15-7.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 15-10

TABLE 15-7    UNDERGROUND CUT-OFF GRADE ESTIMATES

Barrick Gold Corporation – Goldstrike Mine

	Meikle Longhole BECOG	Meikle D&F BECOG	Meikle Incr Devel ICOG	Rodeo Longhole BECOG	Rodeo D&F BECOG	Rodeo Incr Devel BECOG
Mineral Reserve COG
Mine Cost	139.07	177.88	3.36	123.23	154.22	3.36
Site Costs	54.77	54.77	54.77	54.77	54.77	54.77
Total Cost	193.85	232.65	58.13	178.00	208.99	58.13
Recovery	89.2%	89.2%	80.5%	89.2%	89.2%	80.5%
Gold Price	1,000	1,000	1,000	1,000	1,000	1,000
COG (oz/st)	0.217	0.261	0.072	0.200	0.234	0.072

Note: BECOG – breakeven cut-off grade, ICOG – incremental cut-off grade, D&F – drift and fill

RPA considers the operating costs estimate used in the Mineral Reserve COG calculation to be appropriate.

DILUTION AND EXTRACTION

Stopes are subject to dilution and extraction estimates which are based upon the operating experience at the mine. Dilution estimates are maintained for each of the mining zones and for the different types of mining that may be undertaken. Dilution grades are also estimated for each area as shown in Table 15-8 (not all areas have been included in the table).

TABLE 15-8    UNDERGROUND DILUTION AND EXTRACTION BY MINING

TYPE EOY2016

Barrick Gold Corporation – Goldstrike Mine

Type of Underground Heading	Average Mine Dilution (%)	Average Diluting Grade (oz/st)	Average Mine Recovery (%)

Development	6%	0.033	93%
Drift & Fill	7%	0.050	93%
Stope	9%	0.064	93%
Grand Total	7%	0.050	93%

The planned mining extraction is shown in Table 15-9.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 15-11

TABLE 15-9    MINING DILUTION AND EXTRACTION BY ZONE- 2016

Barrick Gold Corporation – Goldstrike Mine

Mine Area	Average Mine Dilution (%)	Average Diluting Grade (oz/st Au)	Average Mine Recovery (%)

Banshee	8	0.061	95
Barrel	7	0.044	95
Extension	9	0.061	95
Griffin	8	0.061	95
Lower Rodeo	6	0.039	92
Main Zone	10	0.061	90
Meikle Main	10	0.061	90
Meikle South Extension	10	0.061	90
North Post	6	0.039	95
North Post JV	7	0.039	95
South Meikle	8	0.061	95
Upper East	6	0.045	90
Upper North	7	0.039	85
Upper South	6	0.045	90
West Griffin	7	0.061	95
West Rodeo	6	0.039	94
Grand Total	7	0.050	93

RECONCILIATION

The underground technical services group has developed a system for the reconciliation of the production to the Mineral Reserve designs. The evaluation also includes a stope performance index and stope powder factors. The evaluation uses the mine production data, the Mineral Reserve estimates, the grade control model, and the cavity monitoring system (CMS) surveys of the stope voids.

The reconciliation data for the underground mine is shown in Table 15-10 for the period January 2015 to December 2016.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 15-12

TABLE 15-10    RECONCILIATION DATA FOR GOLDSTRIKE UNDERGROUND

Barrick Gold Corporation – Goldstrike Mine

Month	DOM			Grade Control			Reserve Model(survey)
	Tons	Grade (oz/st Au)	Ounces	Tons	Grade (oz/st Au)	Ounces	Tons	Grade (oz/st Au)	Ounces
Jan-15	119,611	0.277	33,120	120,497	0.281	33,856	84,885	0.317	26,915
Feb-15	131,724	0.269	35,384	124,239	0.267	33,225	82,490	0.301	24,862
Mar-15	123,861	0.259	32,076	128,042	0.247	31,624	85,223	0.309	26,323
Apr-15	131,986	0.306	40,334	127,112	0.261	33,147	91,441	0.312	28,534
May-15	137,609	0.277	38,091	140,278	0.253	35,475	88,936	0.319	28,366
Jun-15	123,760	0.262	32,428	135,311	0.275	37,161	90,889	0.306	27,801
Jul-15	133,684	0.299	39,911	137,287	0.272	37,367	102,884	0.300	30,897
Aug-15	145,837	0.278	40,553	147,737	0.240	35,433	94,487	0.269	25,380
Sep-15	120,830	0.294	35,480	114,112	0.295	33,682	76,541	0.354	27,113
Oct-15	154,489	0.260	40,208	146,725	0.214	31,349	90,431	0.226	20,431
Nov-15	147,150	0.279	41,074	135,476	0.253	34,222	91,620	0.283	25,944
Dec-15	133,589	0.306	40,865	101,148	0.279	28,194	64,072	0.336	21,513
YTD-15Total	1,604,129	0.280	449,524	1,557,963	0.260	404,734	1,043,900	0.301	314,078

Jan-16	124,237	0.271	33,627	121,152	0.253	30,680	120,300	0.255	30,627
Feb-16	115,275	0.305	35,105	112,396	0.291	32,695	111,466	0.293	32,657
Mar-16	126,672	0.275	34,831	113,983	0.251	28,654	111,692	0.255	28,434
Apr-16	153,015	0.301	46,120	144,483	0.240	34,651	140,186	0.246	34,433
May-16	113,432	0.274	31,032	103,934	0.260	27,060	101,544	0.264	26,779
Jun-16	135,758	0.272	36,867	125,795	0.261	32,869	124,191	0.264	32,784
Jul-16	128,399	0.307	39,394	125,086	0.258	32,282	116,902	0.273	31,906
Aug-16	132,324	0.294	38,900	131,236	0.265	34,783	127,794	0.271	34,648
Sep-16	147,118	0.298	43,874	143,315	0.269	38,545	138,288	0.277	38,291
Oct-16	151,071	0.262	39,553	147,670	0.250	36,926	146,159	0.252	36,818
Nov-16	134,500	0.280	37,609	126,713	0.247	31,352	125,608	0.249	31,263
Dec-16	141,782	0.308	43,635	136,012	0.269	36,578	133,212	0.273	36,418
YTD-16Total	1,603,583	0.287	460,546	1,531,775	0.259	397,076	1,497,343	0.264	395,058

The comparison of the declared ore mined (DOM) to the Mineral Reserve estimate (as a percentage) is shown in Table 15-11. The data tables and graphs are prepared on a monthly basis together with an explanation of the discrepancies. The analysis includes a three month moving average. RPA suggests that a rolling 12 month average be maintained in the analysis of the reconciliation.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 15-13

TABLE 15-11    DOM COMPARED TO RESERVE MODEL

Barrick Gold Corporation – Goldstrike Mine

	DOM/Reserve Model
Month	Tons	Grade	Ounces
Jan-15	41%	-13%	23%
Feb-15	60%	-11%	42%
Mar-15	45%	-16%	22%
Apr-15	44%	-2%	41%
May-15	55%	-13%	34%
Jun-15	36%	-14%	17%
Jul-15	30%	-1%	29%
Aug-15	54%	4%	60%
Sep-05	58%	-17%	31%
Oct-15	71%	15%	97%
Nov-15	61%	-1%	58%
Dec-15	108%	-9%	90%
YTD-15 Total	54%	-7%	43%

Jan-16	3%	6%	10%
Feb-16	3%	4%	7%
Mar-16	13%	8%	22%
Apr-16	9%	23%	34%
May-16	12%	4%	16%
Jun-16	9%	3%	12%
Jul-16	10%	12%	23%
Aug-16	4%	8%	12%
Sep-16	6%	8%	15%
Oct-16	3%	4%	7%
Nov-16	7%	12%	20%
Dec-16	6%	13%	20%
YTD-16 Total	7%	9%	17%

The data illustrates a change in methodology between 2015 and 2016. The 2015 reconciliation figures are relative to the Mineral Reserve, including the confidence rating and a spatial variance component. Many mined stopes that were defined with drilling during the year were rated as non-reserves, and show up in the DOM figures. In 2016, the Mineral Reserve figures are evaluated without reference to the confidence rating or the spatial component, and show a much better match with DOM. Mining still include stopes that were defined just before mining. Drilling immediately before mining allows mining in non-estimated areas. Some of this is due to lack of drilling platform, or the following of mineralization during mining.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 15-14

The 2016 reconciliation shows results within the standard target range of +/-10% for estimates of tonnage and grade. The combined positive effect on ounces suggests that the estimate is slightly conservative (even after accounting for the confidence rating).

In addition to the reconciliation information, a stope record is maintained which compares the blast design, the final reported production, and the CMS model. Stope statistics and “stope performance” are also compiled. The October 2016 comparison of blast designs and CMS models is shown in Table 15-12.

The “stope performance” is calculated as 100% minus percent dilution minus percent ore overbreak minus percent ore underbreak. In Table 15-13, the stope performance is the comparison of the stope performance to the budget stope performance for a given stope.

TABLE 15-12    RODEO STOPE STATISTICS OCTOBER 2016

Barrick Gold Corporation – Goldstrike Mine

	Blast Design			Final Reported Production			CMS Model
Stope ID	Tons	Grade (oz/st Au)	Contained Ounces	Tons	Grade (oz/st Au)	Contained Ounces	Tons	Grade (oz/st Au)	Contained Ounces
L361T125S1	15,684	0.370	5,803	18,978	0.263	4,982	17,056	0.377	6,436
L379T200S4	1,952	0.251	490	2,096	0.085	179	2,002	0.203	407
L379T220S3	13,340	0.425	5,670	13,225	0.300	3,962	13,573	0.359	4,867
L379T230S1	9,810	0.230	2,256	11,803	0.186	2,190	10,479	0.146	1,528
L386T190S1	4,646	0.370	1,719	3,714	0.186	690	6,921	0.198	1,367
P376T147S1	10,917	0.315	3,439	13,803	0.305	4,213	15,111	0.262	3,964
P376T157S1	8,835	0.235	2,076	10,154	0.286	2,906	10,630	0.175	1,857
P382T127S1	13,068	0.255	3,337	18,726	0.314	5,880	15,467	0.236	3,653
Total	78,252	0.317	24,789	92,498	0.270	25,001	91,240	0.264	24,079

TABLE 15-13    RODEO STOPE PERFORMANCE

Barrick Gold Corporation – Goldstrike Mine

Stope ID	Powder Factors (lb/st)			Stope Statistics
	Planned Design	Planned Powder Actual CMS	Actual Powder Actual Tons	Dilution (%)	Stope Performance Extraction (%)	Over- break (%)	Under- break (%)	Stope Performance (%)
L361T125S1	L3615T1250S1	2.23	1.49	2.1	105.6	12.2	5.8	92
L379T200S4	L3790T2000S4	3.23	3.36	10.5	93.2	22.7	28.0	62
L379T220S3	L3790T2200S3	2.10	2.40	4.7	97.2	5.0	6.4	89
L379T230S1	L3790T2300S1	2.34	1.83	1.3	105.2	11.4	4.4	94
L386T190S1	L3860T1900S1	2.28	2.88	33.4	113.8	31.9	8.5	58
P376T147S1	P3765T1475S1	2.61	0.68	19.8	111.4	20.8	4.8	69

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 15-15

Stope ID	Powder Factors (lb/st)			Stope Statistics
	Planned Design	Planned Powder Actual CMS	Actual Powder Actual Tons	Dilution (%)	Stope Performance Extraction (%)	Over- break (%)	Under- break (%)	Stope Performance (%)
P376T157S1	P3765T1575S1	2.50	2.57	40.6	83.4	9.3	17.7	78
P382T127S1	P3825T1275S1	2.29	0.70	0.8	112.1	19.9	6.7	79
Total		2.34	1.70	11.1	103.7	14.5	7.8	82

RPA considers the efforts put into the record keeping and reconciliation to be of good quality and in accordance with good industry practice. RPA recommends that the reconciliation results and the stope performance analysis be used to evaluate stope designs to determine where improvements in mine planning would be most advantageous.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 15-16

16 MINING METHODS

The Goldstrike Mine consists of operating open pit and underground mines. Both methods are described below.

OPEN PIT

The Betze-Post open pit is a truck and shovel operation. The open pit has three remaining phases (3rd NW, 4th NW, and West Barrel). The ultimate pit will measure approximately two miles east to west, 1.5 miles north to south, and have an average depth of approximately 1,300 ft.

The Bazza Waste Dump is located to the southwest of the open pit. The Life of Mine (LOM) plan includes the Clydesdale Dump to the west, and backfilling of the southwest and southeast portions of the open pit. Internal to the pit is the Betze Portal, which connects to the Rodeo underground mine; the North Post Portal, which connects to North Post and Rodeo underground; and the Betze Portal 2 used for ventilation.

Previously the Post Portal connected to Newmont’s Deep Post underground mine, however, this area has since been backfilled.

MINE DESIGN

Ultimate pit limits were determined by generating Whittle pit shells based on the net cash generated and the pit slopes recommended by Piteau Associates Engineering Ltd. (Piteau, 2006). Based on these results, the engineering team designed the final pit with haul ramps and appropriate catch benches. Haul ramps were designed to be 140 ft wide, including a safety berm for double lane traffic accommodating the 330 ton class haul trucks, and have a maximum grade of 10%. Mining thickness is 40 ft in waste and 20 ft in ore to help minimize dilution. In ore, triple benching is utilized creating 60 ft faces between catch benches. Barrick optimizes mining by using a multi-phased approach which maximizes stripping rates to keep an ore producing face available as much as possible. This multi-phase technique consists of a primary ore layback, a primary stripping layback, and a secondary stripping

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 16-1

layback. Historically, this approach was put in place to maintain a consistent mill feed, and keep mine production in the range of 14 to 15 benches per layback per year.

Mine models are developed using Maptek’s Vulcan® software, which is then converted to Deswik® software for mine design or output to Whittle 4X® that employs the Lerchs-Grossmann (LG) pit optimization algorithm. Whittle produces a series of pit shells based on multiple gold prices. The design of the phases is based on taking the most profitable pit shells first. The phase designs are completed using Deswik® mine planning software. These are all well recognized software packages and are commonly used for open pit mine optimization.

The pit design is based on 40 ft benches in the waste and where possible 60 ft benches in the ore mined in 20 ft cuts. Slopes vary based on location. Table 16-1 shows the general final pit slope design criteria discussed later in this chapter. Figure 16-1 illustrates the ultimate pit outline.

TABLE 16-1    OPEN PIT MINE DESIGN PARAMETERS

Barrick Gold Corporation - Goldstrike Mine

Haul Road Width	140 ft
Haul Road Grade	10%
Mining Bench Height - Waste	40 ft
Mining Bench Height - Ore	20 ft
Minimum Operating Width	150 ft
Design Operating Width	250 ft

RPA reviewed the pit designs and believes that they follow good engineering practice. All phases are designed with a minimum of 250 ft operating width, with some minor cuts at 150 ft. All haul roads are designed at a 10% maximum grade. There is sufficient room between phases to allow for operating room, and roads and ramps have been delineated.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 16-2

www.rpacan.com

5000 E
10000 E
15000 E
N
15000 N
10000 N
5000 N
0
1000
2000
3000
4000
5000
Feet

Figure 16-1

Barrick Gold Corporation

Goldstrike Mine

State of Nevada, U.S.A.

Ultimate Open Pit Outline

April 2017

Source: Barrick Gold Corp., 2016.

16-3

GEOMECHANICS

Goldstrike utilizes Piteau Associates Engineering Ltd, as the primary design consultant for recommendations on geotechnical controls for all open pit layback designs. The formulation of slope design criteria involves consideration of the predicted failure modes that could impact the slope at the bench, inter-ramp, and overall scales. The level of stability for each of these assumed failure modes is then assessed and compared with the acceptance criteria for that particular slope (typically, a design factor of safety of 1.2 for overall slopes).

ULTIMATE PIT

A formal review of slope design parameters for the north wall of the Ultimate Pit was performed by Piteau Associates Engineering Ltd in 2006, based on the B24A16W Ultimate Mine design. Recommended inter-ramp slope angles, taken from Piteau’s review of the ultimate B24A16W slopes, are projected onto the current Mine Plan.

NORTH BETZE LAYBACK

Mining of the North Betze Layback began during the second quarter of 2013, after the removal of the Rodeo backfill plant in the first quarter of 2013. Completion of this layback expected first quarter 2017.

3NW and 4NW – Interaction with Underground

Recommended inter-ramp slope angles for those portions of the ultimate highwall comprised of the 3 NW and 4 NW Laybacks will be updated as appropriate upon receipt of formal recommendations from Piteau.

From RPA’s review, work completed by Piteau was of an appropriate scope and the pit design is based on reasonable engineering analysis and assumptions. Pit slope ranges by mining phase are listed below:

●	Phase 3NW – 38 to 46°
●	Phase 4NW – 38 to 46°
●	Phase West Barrel (WB) – 32 to 44°

5TH NORTHWEST LAYBACK

Pit optimization indicated that a 5NW layback was viable, and a phase design was completed. Further geotechnical drilling and evaluation for final pit wall design and conversion from resource to reserve is planned for 2017.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 16-4

MINE EQUIPMENT

The current mine equipment fleet will be used throughout the mine life to the end of 2027. The current fleet is shown in Table 16-2.

Mine mobile equipment production rates were reviewed with availability and utilization to see if mining production rates and costs are appropriate. Table 16-3 shows the current production capacity of the fleet. It is RPA’s opinion that there are sufficient trucks, loaders, and support equipment in the LOM plan to meet the production requirements.

TABLE 16-2    OPEN PIT MINE EQUIPMENT FLEET

Barrick Gold Corporation - Goldstrike Mine

Equipment	Manufacturer	Quantity	Fleet Availability (%)
930E Truck (290t)	Komatsu	24	88
685 Truck (Meikle)	Komatsu	-	89
CAT 785	Caterpillar	2	89
Komatsu HM400 Articulated Water Truck	Komatsu	1	75
685 Truck (water)	Komatsu	1	89
930E Water Truck	Komatsu	3	87
Drills2	Atlas Copco	3	83
Electric Shovel (2800) 143	P&H	-	88
Electric Shovel (2800) 144	P&H	1	88
Electric Shovel (4100) 191	P&H	1	91
Electric Shovel (4100) 192	P&H	1	91
5500 Hydraulic Shovel 182	Hitachi	1	88
LeTourneau Loader	LeTourneau	1	73
CAT 6040 Trackhoe	Caterpillar	1	85
Cat 992 Loader	Caterpillar	2	86
Cat D10 & D11 Dozer	Caterpillar	5	86
Rubber Tire Dozer	Caterpillar	6	86
Graders (CAT 16 Class)	Caterpillar	6	86
Backhoes	Various	2	86
Cat 992 K Loader (Rehandle)	Caterpillar	3	89
Cat 777 G Haul Truck (Rehandle)	Caterpillar	4	89
Cat 777 G Water Truck (Rehandle)	Caterpillar	1	89
Cat D10 T Dozer (Rehandle)	Caterpillar	2	95
Cat D10 T Dozer (Landfill)	Caterpillar	1	86

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 16-5

TABLE 16-3    OPEN PIT EQUIPMENT PRODUCTIVITY

Barrick Gold Corporation - Goldstrike Mine

Shovels	No.	Productivity (st/hr)	Availability (%)	Utilization (%)	Annual Hours per Unit	Annual Tons per Fleet (000)
P&H 4100 XPC	2	5,300	91	86	6,848	72,589
Hitachi EX5500	1	2,800	88	83	6,332	17,730
P&H 2800 XPB	2	2,400	88	12	879	4,219
LeTourneau L-1850 Trucks	1	1,200	73	28	1,814	2,177
Komatsu 930E	24	642	88	81	6,221	95,798

PRODUCTION SCHEDULE

The Goldstrike Mine operates on a general production schedule of 24 hours per day, seven days per week. Production blasts are scheduled for five days per week. In 2016, the fleet averaged a production rate of approximately 270,000 stpd. This production figure is a combination of both ore and waste tons. The 2017 LOM plan is summarized in Table 16-4, which includes the 3NW, 4NW, and West Barrel phases.

TABLE 16-4    OPEN PIT LIFE OF MINE PRODUCTION SUMMARY

Barrick Gold Corporation - Goldstrike Mine

Year	Ore Tons (000)	Grade, (oz/st Au)	Contained Gold (oz 000)	Waste Tons (000)	Stockpile Rehandle Ore Tons (000)	Total Tons Moved (000)	Strip Ratio
2017	1,443	0.091	131	88,411	3,122	92,975	61.3
2018	5,060	0.103	524	61,932	2,557	69,550	12.2
2019	4,229	0.126	531	23,178	3,404	30,811	5.5
2020	863	0.112	97	701	4,510	6,074	0.8
2021	0	-	-	-	5,302	5,302
2022	0	-	-	-	8,329	8,329
2023	0	-	-	-	6,110	6,110
2024	0	-	-	-	2,830	2,830
2025	0	-	-	17,500	5,283	22,783
2026	6	0.052	0	17,494	4,751	22,251	2,927.5
2027	1,908	0.120	229	7,277	1,820	11,006	3.8
2028					937	937
2029					2,928	3,825
2030					3,825	2,773
2031					2,773	-
Totals	13,509	0.112	1,511	216,494	58,481	285,556	16.0

Notes:

1.	Life of Mine production includes reserves and minor amount of resource material

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 16-6

UNDERGROUND

Underground mine production comes from the Rodeo, Meikle, North Post, and Banshee areas. The underground mine consists of ten separate orebodies stretching over a length of 12,000 ft, and a vertical distance from approximately 600 ft to 2,000 ft below surface. At the southern end of the underground zones, the pit workings cut the underground zones. There are both shaft and ramp entries to the mine. The mine layout is shown in Figure 16-2. The underground operations commenced in 1996. The underground mine is a trackless operation.

As shown in Table 16-5, the underground gold production has decreased over time with the reduction in head grade and despite increases in the production rate. In recent years, the production has been approximately 450,000 ounces per year. Recently, mine production tonnage has been over 1.6 million tons per year (approximately 4,500 stpd).

TABLE 16-5    UNDERGROUND 10 YEAR PRODUCTION HISTORY

Barrick Gold Corporation - Goldstrike Mine

Year	Tons Mined (000)	Grade (oz/st Au)	Contained Gold (000 oz)
2007	1,300	0.354	460
2008	1,388	0.342	476
2009	1,515	0.366	458
2010	978	0.307	300
2011	1,154	0.284	327
2012	1,312	0.277	364
2013	1,522	0.277	421
2014	1,766	0.258	455
2015	1,618	0.28	452
2016	1,604	0.287	461
Total	14,157	0.295	4,174

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 16-7

www.rpacan.com

Figure 16-2

Barrick Gold Corporation
Goldstrike Mine
State of Nevada, U.S.A.
Underground
Section and Plan
NORTH BLOCK
TAILS DAM
RODEO
NORTH
POST
EAST
GRIFFIN
EXTENTION
MEIKLE
WEST
RODEO
WEST
GRIFFIN
BANSHEE
BARREL
SOUTH
MEIKLE
BETZE - POST PIT
(END OF YEAR 2013)
BAZZA
0 0.5 1.0 1.5 2.0
Kilometres
N
PLAN VIEW
NORTH
SOUTH
BANSHEE RAISE
MEIKLE HOIST
ELECTRICAL SHOP
ROASTER
RODEO
HOIST
RODEO
VENT
SHAFT
RODEO
BACKFILL
RAISE
BANSHEE
MEIKLE
SOUTH
MEIKLE
WEST
GRIFFIN
RODEO
WEST-RODEO
BAZZA
BARREL
NORTH POST
EXTENTION
EAST
GRIFFIN
LONG SECTION
April 2017
Source: Barrick Gold Corp., 2016.

16-8

ADDITIONAL INFORMATION

The pastefill plant was commissioned at Rodeo in 2013. The method utilizes tailings from the Roaster facility mixed with cement. This method replaced backfill from the Rodeo cemented rockfill plant in 2013 when the open pit mined through the plant’s aggregate delivery raise. Pastefill is cheaper and more efficient than the cemented rock fill and offers another way to dispose of Roaster tailings.

MINE DESIGN

DESIGN CRITERIA

The Goldstrike deposits are all Carlin type deposits, with fine to very finely disseminated gold and arsenic bearing pyrite. The host rocks are generally sedimentary, mostly calcareous formations, frequently altered and decalcified. There is hydrothermal alteration and there are collapse structures which generated the breccias that host the deposits. The alteration and folding and faulting have led to poor rock quality in the deposits in generally and locally very poor ground conditions in the vicinity of the major faults.

The geometry of the deposits is variable from flat-lying to pipe-like, with irregular shapes due to the alteration. A summary of the deposit dimensions and characteristics is provided in Table 16-6.

TABLE 16-6    UNDERGROUND ZONE DIMENSIONS

Barrick Gold Corporation - Goldstrike Mine

Name	Length (ft)	Thickness (ft)	Elevation Range	Comment (Attitude, Mineralization Type, etc.)
Banshee	1,750	10 to 200	4550-3200	Fault and brecciated dykes
Meikle (main)	1,600	10 to 380	4550-3050	Fault and breccia
South Meikle	2,000	10 to 70	4650-4350	Flat, faulted & brecciated dykes
Extension	1,030	10 to 70	4400-3200	Fault, brecciated dykes
Griffin	1,100	10 to 250	4500-3700	Fault, brecciated, dykes and Bazza Sand
Griffin Bx	1,080	10 to 150	4400-3200	Fault and brecciated
West Griffin	1,400	10 to 60	4700-4100	Bazza sand unit, Fault
Barrel	1,600	10 to 130	4300-3900	Upper Mud and Wispy units
Rodeo	2,350	10 to 200	4700-3300	Upper Mud and Wispy units, dykes and breccias along faults
North Post	2,400	10 to 140	4700-3500	Wispy subunit, dykes and breccias along faults
Bazza Underground	1,100	10 to 90	4400-4040	Mined

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 16-9

While the deposits extend below the 3,500 ft elevation, the mine has only been dewatered to that level. Mineral Reserves are not included from any material that is below the 3,500 ft elevation. There is potential to increase the Mineral Reserves at depth if dewatering is extended further.

GROUND CONDITIONS/STABILITY

Rock mechanics advice and direction is generally provided by a rock mechanics engineer on the staff of the technical services department supported by a consultant, R. Langston P.E. Mr. Langston provides guidance on specific issues and comments upon the ground control manual.

Ground conditions are poor due to the alteration of the original structures, which is further aggravated by acidic groundwater in some areas and locally hot and humid conditions within the mine.

The generally low-strength rock conditions are the key factor in the mine design and mining method selection.

MINING METHODS

Two main mining methods are used underground at the Goldstrike Mine, both of which rely on cemented backfill for support.

In relatively good to fair ground conditions, where longhole stoping methods are used, the wall and back instability is reduced by mining smaller, longhole sections and filling before taking the next section. In poor ground, the underhand drift and fill method provides a backfill roof for subsequent lifts in the mining cycle.

The underhand drift and fill method is utilized in areas of Fair to Poor ground conditions regardless of the width of the zone. The underhand drifts are nominally designed as 15 ft wide by 15 ft high. The minimum width is 15 ft. The primary drift is driven with increased ground support to hold the ground open, then backfilled with a high strength cemented rock fill at the Meikle mine, pastefill at the Rodeo and North Post mine. Where the ore width exceeds the nominal drift width, subsequent drifts are developed (parallel or at oblique angles to the primary drift) and then backfilled. This process continues until the entire ore shape at a given elevation has been excavated and filled. Successive lifts are taken beneath

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the primary workings, utilizing the backfill as an engineered back. This method can provide a consistent production rate from a mining area given a sufficient number of headings to complete the full mining cycle.

Transverse longhole stopes are designed at various heights ranging from 35 ft to 85 ft, based on the existing and planned sill development levels used in the active mining areas. Stope widths are designed at 20 ft to 25 ft, based on the ground conditions. In secondary stopes, the width is dictated by the actual dimensions of the adjacent primary stopes. Development of the secondary sills may be reduced to 13 ft leaving a rock “skin” to account for poor quality backfill in the adjacent stopes. The overall stope length is based on the transverse dimension of the ore, however, individual stopes can be limited to 45 ft. Transverse longhole stopes are designed with at least 60o hanging walls and with subvertical footwalls.

Transverse longhole stoping is used where the mineralized zone has a significant width. Footwall drifts are driven parallel to the strike of the ore to provide access for stoping. Mining with transverse stopes requires a primary, secondary, and sometimes tertiary extraction to completely mine out the area.

Longitudinal stopes are occasionally utilized in areas of the mine where the geometry and ground conditions allow. The stopes are accessed from a footwall drive and then driven parallel to the strike of ore. If the strike length of the ore is greater than 60 ft, the development is driven to the end and the stope is mined in a retreat fashion in sections no longer than 60 ft. Each section is mined and filled before the next section is mined. If ground conditions are poor, the longhole stope section length can be reduced.

Overhand drift and fill, back stoping, and benching are all used to a much lesser extent, based on ground conditions and the geometry of the ore zones.

RPA considers the selection of mining methods and the design practices to be appropriate for the deposits.

UNDERGROUND MINE DEVELOPMENT

Development since 2006 through November 2016 has ranged above and below plan though, overall. The development has been less than planned in 2016. The total 2016 development compared to plan and budget is shown in Table 16-7.

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TABLE 16-7    UNDERGROUND WASTE DEVELOPMENT COMPARED TO PLAN

Barrick Gold Corporation - Goldstrike Mine

Area	2016 Actual (ft)	2016 Budget (ft)	% of Budget
Zone 11 (Main/East) Banshee	2,212	1,961	113%
Zone 12 (South Meikle) Meikle (Main East)	7,909	10,482	75%
Zone 22 (Griffin) South Meikle	1087	5,063	21%
Zone 23 (Banshee) Extension	9,239	9,650	96%
Zone 51 (Upper Rodeo) West Griffin	6,637	7,239	92%
Zone 54 (North Post) Barrel	12,422	13,819	90%
Zone 61 (Lower Rodeo) Rodeo- Upper N	8,480	12,826	66%
Total	47,986	61,040	79%

GROUND SUPPORT

All headings are supported immediately after blasting following the ground control standards for Goldstrike underground based on the mining area, mining method and surrounding material. Rock bolts are generally coated Swellex bolts to reduce the impact of corrosion due to the acid waters. If headings are left unsupported, there is a high potential for failure of the back and ribs.

Where development is under cemented backfill, there is no support used in the back as the fill is designed to have adequate strength to remain unsupported. There are issues with some of the older backfill which is of poor quality, and there can be failures of this fill either from failure of the back or runs of fill from the walls as a secondary stope is developed.

There is a planned program of re-support of headings (rehabilitation) based on observations and records. The costs are identified in the mine budget as a quantity per month, while the exact areas where replacement of the ground support will be needed are identified on an on-going basis.

MINE EQUIPMENT

The current underground mobile equipment consists of over 230 pieces of mobile equipment including 24 load-haul-dump units, 28 haul trucks, 13 jumbos, longhole drills, and 15 bolters. There are underground shops for maintenance and repair of underground equipment.

The mobile equipment fleet is summarized in Table 16-8.

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TABLE 16-8    UNDERGROUND EQUIPMENT

Barrick Gold Corporation – Goldstrike Mine

General Name	Names (Typical)	Number
Bolter	Boltec	10
Crane	Getman A-64 (typ)	3
Dozer	CAT D4	1
Drill	Bench drills	3
Forklift	Varies	21
Grader	CAT 120 (typ)	2
Jumbo Drill	Single Boom and Double Boom	7
Loader	Wagner 3.5 yd3, CATR1600G, Tamrock 1400 (9 yd3), CAT 966	19
Lube Truck	Getman A-64 (typ)	3
Man Carriers	Gators (typ 6 x4), Kawasaki Mule (4x4)	62
Pipe Handlers	DUX	2
RoadHeader	Alpine MH630	1
Scissor Lift	Getman A-64 (typ)	9
Shotcreter	Spraymec	3
Tractor	CAT 414E (typ)	19
Transmixer	Norutimec	5
Truck	DUX 20t, 26t, and CAT 30t	13
Utility Equipment	Varies	14
Water Truck	DUX DT20	2

PRODUCTION SCHEDULE

Goldstrike prepares a LOM plan on an annual basis based upon the mid-year estimates. The LOM plan includes the Mineral Reserves plus the conversion of Mineral Resources. The Mineral Reserve only plan is shown in Table 16-9.

TABLE 16-9    UNDERGROUND PRODUCTION SCHEDULE – RESERVES ONLY

Barrick Gold Corporation – Goldstrike Mine

Year	Ore Tons (000)	Grade (oz/st Au)	Contained Gold (oz 000)
2017	1,388	0.286	397
2018	1,171	0.288	338
2019	828	0.290	241
2020	767	0.291	223
2021	770	0.305	235
2022	670	0.299	200
2023	628	0.252	158
Stockpile	44	0.318	14
Total	6,267	0.288	1,806

Notes:

1.	North Post JV included at 70% (Barrick 70% and Newmont 30%)
2.	Numbers may not add due to rounding.

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RPA is of the opinion that the LOM will be extended beyond that shown in Table 16-9, and that individual years will have higher production, through the conversion of Mineral Resources to Mineral Reserves, and the direct mining of Mineral Resources as they are encountered over the course of development and mining.

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17 RECOVERY METHODS

MINERAL PROCESSING

There are two ore processing facilities at Goldstrike. They are:

1.   An autoclave circuit, consisting of:

¡	Grinding circuits
¡	Acid and alkaline POX autoclave circuits, followed by
¡	RIL circuit, using CaTs for gold dissolution instead of cyanide.

2.   A roaster circuit, consisting of:

¡	Dry grinding circuits
¡	Two-stage fluid bed roasting
¡	CIL gold recovery

Depending on various factors, including gold content, carbonate content, carbonaceous carbon reactivity, and sulphide sulphur content, ore is dispatched to various stockpiles located at either the autoclave or the roaster. Planned distribution of ore from the stockpiles is an extensive exercise which is carried out monthly by the strategic planning department to maintain optimal blends designed to maximize gold recovery. All of the underground ore is processed in the roasters.

Figure 17-1 shows the overall process flowsheet for the pressure oxidation sulphide treatment plant, including crushing and grinding, POX (autoclaves), neutralization, resin in leach (RIL), tailings deposition, resin stripping, and the refinery. Goldstrike has stopped using cyanide for gold dissolution at the Autoclave circuit and is using thiosulfate, which is produced on site. Carbon has also been replaced by resin in the gold recovery circuit.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 17-1

www.rpacan.com

Jaw Crusher
Gyratory Crusher
CRUSHING
Cone Crusher
Semi-Autogenous Mill
Lixivation Kill
Screen
GRINDING
Cyclone
Ball Mill
Cyclone
Feed Thickener
Slurry Heating Tower
AUTOCLAVING
Flash Cooling Vessel
Autoclave
Neutralization
Oversize
Grit Screen
TCM PROCESS
REFINING
Water Treatment Reverse Osmosis
Permeate
Thiosulfate
Thiosulfate
Thiosulfate Manufacture
Electrowinning
Concentrate
Resin In Leach (RIL)
Loaded Resin
Barren Resin
Elution Columns
Filter Press
Gypsum Precipitation
Gypsum Clarifier
Resin Safety Screen
Pregnant Solution
Retort Furnace
Tailings Thickener
Pregnant Surge Tank
Induction Furnace
Thiosulfate Regeneration
Thiosulfate
TSF 3
Doré

Figure 17-1

Barrick Gold Corporation

Goldstrike Mine

State of Nevada, U.S.A.

Process Flow Diagram

April 2017

Source: Barrick Gold Corporation, 2016.

17-2

PROCESS DESCRIPTION

ACID/ALKALINE POX CIRCUIT

Ore to the autoclave circuit is blended from various stockpiles stationed at the crushing area.

CRUSHING AND GRINDING CIRCUIT

The grinding circuit was developed in two phases, Phase I and Phase II, as the operation expanded. The total capacity of both phases is 17,500 stpd. The Phase I circuit is fed by a 50 in. by 60 in. jaw crusher. The crushed ore is stored in a stockpile. Ore is withdrawn from the stockpile by reclaim feeders and fed to a 22 ft diameter semi-autogenous grinding (SAG) mill operating in closed circuit with a pebble cone crusher. The SAG mill discharge is pumped to the ball mill circuit operating in closed circuit with a bank of six 20 in. diameter cyclones. There are two ball mills operating, one 12.5 ft diameter by 14 ft long and the other 12.5 ft diameter by 18 ft long. The overflow from the cyclones feeds a tertiary 16 ft diameter by 23.5 ft long ball mill operating in closed circuit with a bank of six 30 in. diameter cyclones. (The third stage grinding circuit is not shown in Figure 17-1.) The cyclone overflow feeds one of two thickeners, one 100 ft diameter thickener and one 125 ft diameter thickener, which are common to the Phase I and Phase II grinding circuits. A third 100 ft diameter thickener is used to recycle process solution as make-up water for the grind circuit.

The Phase II circuit is fed by a 42 in. diameter by 65 in. long gyratory crusher, which also discharges to a crushed ore stockpile. Ore is withdrawn from the stockpile by reclaim feeders and fed to a 24 ft diameter SAG mill operating in closed circuit with a pebble cone crusher. The SAG mill discharge is pumped to the ball mill circuit operating in closed circuit with a bank of twelve 20 in. diameter cyclones. The underflow from the cyclones is fed to a 16.5 ft diameter by 30.5 ft long ball mill. The cyclone overflow feeds one of the two thickeners that are common to both grinding circuits.

One grinding circuit is fed alkaline ore, while the other is fed acidic ore. These are kept separate through the crushing, grinding, thickening, and autoclaving circuits. These feeds are combined in the neutralization circuit.

ACIDULATION

The thickener underflow for the acidic ore is fed to a series of acidulation tanks where sulphuric acid is added to reduce the carbonate content, thereby reducing the potential

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carbon dioxide gas that will be generated in the autoclaves. This is required to maximize the use of oxygen for oxidation in the autoclave under acidic conditions.

ACID POX CIRCUIT

There are five autoclaves operating in parallel at the Goldstrike Mine, three of which are set up for alkaline ore oxidation. Each one has similar unit operations (the alkaline autoclaves have an additional off-gas processing system to capture fugitive mercury emissions). The ground, acidified slurry is fed to a series of preheaters (splash heaters) where hot steam from the autoclave discharge flash tank is contacted with the new feed in order to preheat the material using available heat from the oxidation reactions. The sulphide oxidation reaction is carried out under elevated pressure and temperature in the autoclaves. High purity oxygen is also added as the oxidant. The reaction is exothermic and the temperature is controlled in the autoclave by the addition of water for cooling or steam for heating, as required. The autoclave discharge passes through a series of flash vessels to let down the pressure. The slurry is then sent to a series of tube and shell slurry coolers for further cooling.

The autoclave products are very acidic due to the generation of sulphuric acid by the sulphide oxidation reaction that occurs in the autoclaves. The pH of the slurry is increased to 8.0 to 8.5 with the addition of slaked lime in a series of neutralization tanks, followed by thiosulfate leaching concurrent with RIL.

ALKALINE POX CIRCUIT

As the carbonate levels in a portion of the ores at the Goldstrike Mine have increased, three of the autoclaves have been converted such that they can operate in an alkaline environment, as needed. This is not shown in Figure 17-1, but the ore flow is as follows. The grinding circuit product is sent to a thickener that is dedicated to the alkaline POX operation. From the thickener the slurry is sent to one of the acidulation tanks for storage, but no acid is added. The circuit is set up so that feed from the storage tank can be pumped to the designated preheaters as required and processed through the autoclave. Due to the high carbonate concentration, the autoclave reaction does not generate excess acid and the designated flash tank discharge, after being cooled in the slurry coolers, goes to neutralization where it is mixed with the acidic discharge. This mixture is neutralized to a pH of about 8 and then sent to the RIL circuit for gold recovery.

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TCM PROCESS

The slurry from the alkaline and acid autoclave circuits is pumped to two Resin in Leach (RIL) circuits, each made up of seven tanks. Cyanide has been replaced by calcium thiosulphate (CaTs) for gold dissolution. CaTs is manufactured on site and is recovered for re-use from tailings process water. The slurry flows through the series of tanks from tank 0 through tank 6 and some of the resin is pumped counter-current to the slurry, while a portion is pumped concurrent into the lead RIL tank only. From the first tank, loaded resin is transferred to the elution and refining circuit for recovery of the gold. The slurry exiting the seventh tank in the series is sent to a tailings thickener, and then pumped to a new dedicated tailings storage facility (TSF3). This was required in order that any reclaimed water could not contain residual cyanide. The reclaimed water is sent to a water treatment plant for CaTs recovery for re-use.

ELUTION AND REFINING CIRCUIT

Gold bearing resin is processed in a multi-stage elution circuit. The complex chemical stages include copper elution, as well as elution of the gold using trithionate. Pregnant solution containing the gold is forwarded to a new electrowinning and existing gold smelting circuit. The stripped and regenerated resin is returned to the RIL circuit.

The electrowinning cells contain stainless steel anodes and cathodes. A low voltage electrical current is passed through the cell electrodes and the gold from the solutions is deposited onto the cathodes or forms sludge in the bottom of the cells. Periodically, the cathodes are sprayed with high pressure water to remove the gold bearing sludge, which is then filtered and passed through a retort to remove mercury. The dry sludge is smelted with fluxes in an induction furnace to produce a gold doré, which is shipped off site for further refining.

ROASTER OPERATION

Fluid bed roasters were constructed in 1999 to treat carbonaceous refractory ores that could not be treated effectively by the existing POX circuit. The roasters use high purity (99.5% O2) oxygen to remove organic carbon and sulphide sulphur prior to processing in a conventional CIL circuit. An overview of the roaster operation is shown in Figure 17-2.

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www.rpacan.com

CRUSHING
GRINDING
ROASTING
GAS TRAIN
• 2 x Double Rotator
• 10,000 HP/unit
• Wi = 18 kWh/t
• P_{80} = 74 MICRONS
• 2 stages
• minus 1½"
• 2 x Roasters
• 2 stage fluid bed
• Independence type
• 1,100 TPD O_2
LEACHING
THICKENER
Neutralization
CALCINE
2
HOT TRAINS
Carbon to/from AA block
Tailings pond
CIL Circuit (8 tanks)
1 COLD TRAIN
Wet ESP
Dust Scrubber and Condenser
Hg removal
GAS CLEANING
SO_2 scrubbing
CO, NO_x reduction

Figure 17-2

Barrick Gold Corporation

Goldstrike Mine

State of Nevada, U.S.A.

Roaster Process Flow Diagram

April 2017

Source: Hatch-Powerpoint Presentation Slide.

17-6

There are two circuits, each including crushing, dry grinding, two stage roasting, calcine quenching, and dust and gas handling operations. The quenched gas goes to the gas cleaning stage, which is common to both roaster circuits, and the calcine is processed in a common neutralization and CIL circuit. The loaded carbon is sent to the main refinery for elution, regeneration, and production of the gold doré.

CRUSHING

Ore is reclaimed from one of the roaster stockpiles and goes through two stages of open circuit crushing, comprising a gyratory crusher, scalping screen, and screen oversize cone crusher. The screen undersize and the cone crusher product are sent to a coarse ore stockpile.

DRY GRINDING

Ore is reclaimed from the coarse ore stockpile by apron feeders and conveyed to one of the two grinding circuits. The ore is heated using a propane burner in order to dry it. The dry ore then flows toward the centre of the mill where it is removed through screens for classification into product size material through either a static cyclone classifier for the dust, which is recovered in a bag house, or a dynamic classifier for the oversized material, which either returns the material back to the other side of the grinding mill for further grinding or forwards the sized material to bag houses for material recovery. The material in the bag houses is sent to a roaster silo as feed to the roaster; the material has a target product size of 80% passing (P80) 74 µm.

TWO STAGE ROASTING

Material from the roaster silo is fed to the top of the roaster by a bucket elevator and a fluidized feeder. The fluidized feeder distributes ore continuously to the first stage (upper) bed of the roaster. The upper bed temperature is maintained at a range between 524°C and 593°C by the exothermic reaction of the ore and addition of coal to maintain the necessary fuel value of the feed. Water is added as required to maintain temperature control when cooling is needed. The ore is primarily oxidized in the first stage of the roasters.

Solids discharge by gravity continuously to the second stage through the inter-stage solids transfer system. The temperature is maintained in the range of 524°C to 561°C. Oxidation is essentially completed in the second stage, achieving approximately 99% oxidation of the

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sulphide sulphur and greater than 90% oxidation of the organic carbon. Material from the second stage of the roaster discharges by gravity to the calcine quench system.

High purity oxygen is added to the bottom of the second stage bed of the roasters. The hot oxygen rich gas flows up through the roaster and provides both fluidization of material in the first stage bed and rapid oxidation of carbon, sulphide sulphur, and fuel contained in the upper bed.

The exhaust gas from each stage is classified using dry cyclones. The coarse material recovered from the exhaust gas is returned to the roaster for further treatment and the fine material is forwarded to gas quenching and final dust scrubbing. The off-gas from the final dust scrubbers from both circuits are recombined for final off-gas cleaning.

OFF-GAS CLEANING

The final gas cleaning circuit combines the essentially dust free off-gas from both roasters and removes mercury, sulphur dioxide, carbon monoxide, and nitrous oxides. Mercury removal is achieved through the calomel process where chlorine is used to remove the mercury in an adsorption tower. The recovered mercury is shipped off site. The sulphur dioxide (SO2) is recovered using a lime rich solution in an SO2 scrubber. The carbon monoxide is oxidized through heating of the gas stream after SO2 removal in a carbon monoxide incinerator. Nitrous oxides are removed by the gas passing through a mist stream of ammonia. The gas then exits through a stack to the atmosphere.

CALCINE QUENCHING/NEUTRALIZATION

The treated calcine from the roaster is sent to a quench tank to reduce temperature. Water recovered from the neutralization circuit is used to cool the calcine.

The cooled quench tank discharge is combined. The resulting slurry feeds two neutralization tanks where milk-of-lime is added for pH control in order to safely leach the ore with cyanide. After leaving the neutralization tanks, the material is sent to a thickener to recover excess water for cooling and reuse in the quench tanks. The thickener underflow reports to the roaster CIL circuit.

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ROASTER CIL

The slurry from neutralization tanks is pumped to a CIL circuit, which has eight agitated tanks. Cyanide can be added to the first, second, and/or third tanks. Slurry flows through the series of tanks, from tank 1 through tank 8. Activated carbon is pumped counter-currently from the eighth tank to the first tank. When loaded carbon is transferred out of the first tank, it passes over a screen that separates the carbon from the slurry. The carbon then is transferred to a loaded carbon holding bin and further to a truck that takes it to the main elution and refining operation located adjacent to the POX operations. The slurry exiting the final CIL tank is sent to a cyanide destruction reactor before being transferred to the tailings storage facility (North Block).

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18 PROJECT INFRASTRUCTURE

SITE

TRANSPORTATION

The Goldstrike Mine property is located in north central Nevada, approximately 25 mi north of the town of Carlin. Access to the property is provided by certain access agreements with Newmont that allow for the use of various roads in the area, and a right-of-way issued by the BLM. Such roads are accessed from Elko, Nevada, by travelling west on US Interstate 80 to Carlin, Nevada, and then by approximately 27 mi of local roads north of Carlin. The roads are well maintained and most are paved. Commercial air service is available to Elko. Barrick provides bus and light vehicle transportation to all employees from Elko, Spring Creek, and Carlin to the mine site.

HOUSING

Employees reside in mainly Elko or Carlin and commute to site daily. There are no housing facilities at the operation.

COMMUNICATIONS

Normal communication channels through cell phone, satellite, and land-based facilities are available.

NATURAL GAS

Natural gas is delivered via a natural gas pipeline. The natural gas pipeline is a continuation of the NEP that is a lateral of the Ruby Pipe Line and extends to a metering station at the fence line of the Goldstrike Mine property. The new pipeline starts at the main metering station located at the southeast corner of the Goldstrike Mine property. The pipeline terminates at several locations where major pieces of equipment are located within the autoclave and roaster facilities.

An integral part of the work was the conversion of all major consumers from propane-fired to natural gas-fired service. Conversion includes burners, burner controls, and two sub metering flow/pressure regulation stations where gas parameters are adjusted to an

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operating range. The entire four miles of pipeline has been constructed within the fence line of the Goldstrike Mine property.

POWER

Electrical power is transmitted to the mine by Sierra Pacific Power. Electrical facilities include three main substations (Mill, South Block, and Bazza), several smaller substations throughout the property, and transmission lines.

In October 2005, Barrick started up the Western 102 power plant that is located approximately 15 miles east of Reno, Nevada. It has the capacity to supply 115 MW of electricity to the Goldstrike Mine using 14 reciprocating gas-fired engines. The power plant provides the Goldstrike property with the flexibility to generate its own power or buy cheaper power from other producers, with the goals of minimizing the cost of power consumed and enhancing the reliability of electricity availability at its mine (PMEG, 2007).

WATER MANAGEMENT

Water management operations at the Goldstrike Mine include a system of dewatering wells, water gathering and conveyance facilities, water storage, water use, and various management options for discharge of excess water.

The major water management components are:

●	Mine dewatering wells and water collection systems.
¡

Betze Pit dewatering is accomplished through peripheral perimeter and in-pit wells, horizontal drains for passive dewatering of pit walls and water collection sumps in the pit bottom. Two new in-pit wells were installed in 2014 to replace wells that will be mined out by the open pit in 2016 by the 3NW layback.

¡	Water is conveyed by pipelines to various use areas (process water tanks, mill facilities, water trucks, sanitary uses) for both Barrick and Newmont’s use.
¡	Water not used for mining or milling is pumped to the TS Ranch Reservoir.

●	TS Ranch Reservoir
¡	The reservoir has a natural occurring permeable fracture in the floor of the reservoir to a rhyolite formation to which the water infiltrates.
¡	Approximately 19,000 USgpm is discharged to the reservoir from the Barrick and Newmont operations.

●	Springs & Sand Dune Canal

¡	Water flowing to the rhyolite formation creates three new springs and is collected by the Sand Dune Canal and Pond.

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¡	Water can be diverted to irrigation, infiltration, or injection as required.
¡	An arsenic treatment plant at the end of the canal is available to treat naturally occurring arsenic prior to infiltration or injection.

●	Irrigation in Boulder Valley
¡	Water is provided to two ranches during irrigation season (April-September) as required.
¡	Available from Sand Dune Canal or TS Ranch Reservoir (if required).

●	Infiltration
¡	Two rapid infiltration basins (RIBs) are located in upper Boulder Valley and can be used when necessary.
¡	The two RIBs have a combined capacity of 70,140 gpm.

●	Injection
¡	Barrick has five injection wells to inject water into the rhyolite formation in upper Boulder Valley.
¡	Currently not being actively used.

●	Sand Dune Drainage Embankments
¡	Three temporary embankments constructed at down gradient of Sand Dune Canal.
¡	Mostly dry except for excessive rain or snowfall events.

●	Humboldt River Discharge Authorization
¡	Barrick has permit to discharge up to 70,000 USgpm to the river, but only discharged, after treatment, for a 16 month period from September 1997 to February 1999.
¡	Presently Barrick is not operating the treatment plant or discharging to the river, but maintains the permit and facilities.

OPEN PIT

Open Pit infrastructure includes:

●	Waste Rock Facilities
¡

Bazza Waste Rock Facility - The Bazza Waste Rock Facility is located west and southwest of the Betze-Post Pit. The Bazza Waste Rock Facility has an approximate plan surface area of 2,843 acres and a maximum height of approximately 700 ft above the ground surface. As of the end of 2010 the majority of the Bazza Waste Rock Facility has been reclaimed. This acreage has been re-graded, has had cover and growth media placed as described in the Bazza Waste Rock Management and Permanent Closure plans, and has been seeded with an approved mixture.

¡

Clydesdale Waste Rock Facility – located approximately 3,500 ft west of the Betze-Post Pit with permitted height of 500 ft, the Clydesdale Waste Rock Facility is the active facility external of the pit.

●	Haul Roads - Haul roads connect the Betze-Post Pit and the Meikle and Rodeo underground mines to the Waste Rock Facilities, the ore processing facilities, and the ore stockpiling areas.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 18-3

●	Ore Stockpiles – stockpiles are maintained at the Roaster Processing Facility, Autoclave/TCM Processing Facility, within pit disturbance on backfill and on the Bazza Waste Rock Facility.

●

Heap Leach Facilities - The North Block Heap Leach Facility, which was located on the North Block, has been decommissioned. The spent leach material has been removed to the North Block Tailings Impoundment, and the facilities removed to facilitate development of the North Block Tailings Impoundment embankment and ore stockpiles in the area. The AA Heap Leach Facility has been decommissioned and reclaimed and is now undergoing closure.

●	Ancillary Support Facilities
¡	Truck Shop and Offices
¡	Emergency Vehicle Storage
¡	Heavy Equipment Fuel Bay
¡	Tire Shop
¡	Dispatch
¡	Southwest Energy Shop and Silos
¡	Explosives Magazines
¡	Geotechnical and Survey Laydown areas
¡	Geotechnical Monitoring Stations and Radar

UNDERGROUND

There is extensive infrastructure for the underground division. The entire infrastructure for the mine is operational and in place~~,~~ and, where necessary, there are plans to improve and augment the infrastructure as required for future operations.

SHAFTS

There are two access shafts for the mine - the Meikle shaft and the Rodeo shaft. Both are used for personnel and materials, while, ore is only hoisted via the Meikle shaft. The Meikle shaft is approximately 1,800 ft deep extending to the 3700 ft level, while the Rodeo shaft is 1,300 ft deep and extends to the 4,100 ft level.

Hoist operation in both shafts is automated with human oversight provided. There are ventilation shafts and boreholes for ventilation in both the Meikle and Rodeo mines.

RAMPS

There are three ramps to surface, all three daylight into the open pit. The Betze No. 1 portal is a fresh air intake and used for both vehicular traffic and movement of ore to the pit. The Betze No. 2 portal is an emergency exit and a fresh air intake for the North Post. Some ore

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from the underground is hauled by truck to a dump area in the pit and subsequently moved by open pit haulage trucks to the mill area.

MATERIAL HANDLING

Materials and supplies for the mine are moved into the mine via the two man shafts or by the ramp, as necessary. Ore and waste are either hoisted up the Meikle shaft or hauled to surface via the portal in the open pit. All ore and waste to be hoisted at the Meikle shaft must be trammed to the ore dumps at the shaft. For ore from the Rodeo mine, this means a one mile haul using 30-ton underground trucks from the Rodeo mine upgrade to the dump at the Meikle shaft. At the Meikle shaft ore dumps, there are rock breakers and grizzlies to reduce the muck size being fed to the loading pocket in the shaft.

BACKFILL

Backfill is used in all stoping methods at the Goldstrike Mine and the problems due to poor quality backfill from the past do impact upon the short-term mine planning. At Meikle the backfill system consists of passes and underground aggregate storage. Rodeo utilizes a surface paste plant which delivers pastefill via a bore hole to mine levels.

MEIKLE

Aggregate comes from open pit waste which is crushed to three inch minus by a contractor. The aggregate is delivered through a lined borehole from the surface to the 925 level bins at Meikle. The binder is 50:50 cement and fly ash. Admixtures are used for stabilization and retardation as necessary. The Meikle backfill plant is located on the 1075 level and has a seven cubic yard batch mixer. Depending on the fill strength desired, the binder is varied from five to seven percent. The mixer combines water, aggregate, and powdered binder. Backfill is delivered to stopes via trucks.

RODEO

The pastefill plant was constructed in 2012 and it was commissioned in 2013. The pastefill plant takes tailings from the roaster and sizes material with cyclones. The tailings then go through a thickener tank and disc filters to get to 77.5% solids. At this point the material is mixed to have 9% cement and is then pumped down a borehole to the underground. Bulkheads are used while filling stopes to hold the material in place as it cures.

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VENTILATION

Mine ventilation is achieved using a system comprised of intake and exhaust fans. The Banshee raise uses one 700 hp axial fan to downcast 320,000 cfm of fresh air. The Meikle shaft uses four 250 hp axial fans to provide 525,000 cfm of fresh air. The Rodeo shaft uses four 250 hp axial fans to provide 550,000 cfm of fresh air. There are 1,100,000 million cfm being pulled through the Betze No. 1 and No. 2 portals from the pit.

Mine air is exhausted by two 700 hp centrifugal fans on the Meikle borehole, two 1750 centrifugal fans on the Meikle exhaust shaft, two 1500 hp axial fans on the Rodeo exhaust shaft and two 700 hp axial fans forcing air out the North Post portal. In addition, there are 110 auxiliary fans spread throughout the underground, installed to ventilate work places away from the main air stream.

There are mine air coolers on the mine air intakes as well as three spray chambers for mine air cooling and dust removal. The intake air is cooled through a surface refrigeration plant.

To keep ahead of the Mine Safety and Health Administration’s regulation related to diesel particulate matter (dpm) in the mine air, Goldstrike uses biofuels to reduce the dpm levels in the mine.

DEWATERING

Mine workings are dewatered by a system of pumps and wells operated by the Open Pit Department, however, all costs are attributed to the underground division. The underground workings are dewatered to the 3500 elevation, with planned dewatering to the 3400 elevation.

The underground workings are generally dry, however, there are areas of the mine where water is present and flowing. In such areas, the waters are strongly acidic, leading to rapid deterioration of unprotected ground support material and steel drain pipes.

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MAINTENANCE, POWER, COMPRESSED AIR, COMMUNICATIONS

There are maintenance shops for underground mobile equipment.

Electrical power is sent to the mine at 120 kV and then distributed throughout the mine at 5 kV to load centres for use at 480 V as needed.

Compressed air is provided from surface and distributed by pipelines throughout the mine.

There are telephones at a number of locations in the mine as well as a radio network for use in the mine.

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19 MARKET STUDIES AND CONTRACTS

MARKETS

Gold is the principal commodity extracted at the Goldstrike Mine and is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Prices are usually quoted in US dollars per troy ounce.

CONTRACTS

The Goldstrike Mine is a large modern operation and Barrick is a major international firm with policies and procedures for the letting of contracts. The contracts for smelting and refining are normal contracts for a large producer.

There are numerous contracts at the mine including a mine development contract to provide services to augment Company efforts.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The Goldstrike Mine operations consist of operating open pit and underground mines plus process plant facilities. The mines and the corporation have environmental groups and management systems to ensure that the necessary permits and licences are obtained and maintained. These groups also carry out the required monitoring and reporting. RPA reviewed the management system and discussed permitting and environmental matters with site management.

TAILINGS STORAGE FACILITY

Tailings from the roaster operations are deposited in the North Block Tailings Disposal Facility (NBTDF) located immediately to the east of the roaster facility and the Meikle mine. The NBTDF operates as a zero discharge facility under a Water Pollution Control Permit NEV091029 with the Nevada Division of Environment Protection (NDEP) and Jurisdictional Dam Permit J-699 with the Nevada Division of Water Resources. The NBTDF is expanded approximately every two years and is currently permitted through a Stage 12 expansion. Stage 12 will raise the dam height to 544 ft (crest to downstream toe) using rock fill with an average design slope of 2:1V (horizontal to vertical) and will provide for additional capacity of 112 million tons of tailings. Total tailings storage capacity Stages 1-12 is estimated at 307 million tons of tailings.

The NBTDF is lined with a composite liner system consisting of low permeability soil overlain by a geosynthetic clay liner (GCL) and a geo-synthetic liner (either high-density polyethylene (HDPE) or linear low-density polyethylene (LLDPE)). The facility includes a basin underdrain under a portion of the tailings as well as finger drains to promote consolidation of tailings. Tailings supernatant water currently flows from northeast to southwest and water is reclaimed for process use. The closure plan includes capping the tailings surface and draining the facility with a closure spillway constructed at the southwest corner.

Tailings from the TCM Leach operations are deposited in the Tailings Storage Facility 3 (TSF3) located immediately south of the NBTDF. TSF3 operates as a zero discharge facility

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under a Water Pollution Control Permit NEV091029 with the NDEP and Jurisdictional Dam Permit J-662 with the Nevada Division of Water Resources. TSF3 is expanded approximately every two years and is currently constructed through Stage 2 and permitted through Stage 6. The current design provides approximately 110 million tons of tailings storage.

The TSF3 is lined with a composite liner system consisting of low permeability soil overlain by a GCL and a geomembrane liner (LLDPE). The facility includes an over-liner drain system which promotes consolidation of the tailings. Consolidation water from the tailings is collected by an overliner drain system consisting of a blanket drain and geocomposite strip drains which direct the water to collector pipes downgradient to a collection area located at the upstream toe of the TSF3 embankment and are ultimately pumped to the supernatant pond. TSF3 also contains an under-liner drain system which allows for a drainage pathway for shallow groundwater to be conveyed downstream the main embankment. The closure plan includes capping the tailings surface and draining the facility with a closure spillway constructed on the eastern portion of the impoundment.

PROJECT PERMITTING

The BLM issued a Decision on the Amendment to the Plan of Operations for the 2015 Betze Pit Expansion through the Determination of NEPA Adequacy process. The approval of this Amendment ensured the continuance of mining and processing at the Goldstrike Mine. In summary, the Amendment to the Plan of Operations for the 2015 Pit Expansion is listed below:

●

Expansion of the existing Betze Pit to include two additional laybacks to the north with associated in-pit and perimeter haul roads and buffer (43 acres of new disturbance, of which 30.6 acres are public land).

On July 6, 2016, NDEP BMRR issued a Surety Decision Approval and Reclamation Permit for the NBTDF Stages 11 and 12 Expansion. The approval of this reclamation permit modification ensured the continuance of processing for Goldstrike.

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TABLE 20-1    GOLDSTRIKE MINE PERMITS

Barrick Gold Corporation - Goldstrike Mine

Permit Name	Permit Number
Agreement Regarding Treatment of Historic Properties	Historic Properties
WPC Permit NEV90060	NEV90060
Goldstrike Mining Operation Reclamation	0026
Meikle Mine	0030
Goldstrike Exploration	0179
Goldstrike Mine Exploration ROD	N16-98-002
NPDES - BV Water Treatment Facility & Covey System	NV0022675
WPC - Waste Water	NEV94002
Boulder Valley Earthen Embankments-Stormwater Mgmt. Plan	SWPPP
General Permit-Stormwater	NVR300000
Potable Water -Goldstrike AA	EU-5077-12NTNC
Arsenic Removal Treatment	EU-5077-TP 02-12NTNC
State Fire Marshal-Hazardous Materials Storage	CO#2726, Fac.#6954
Fire Marshal Hazmat Permit for Storm	21413/53182
Mining Storm Water General-Preble	NVR 300000
Water Pollution Control Permit (Closure)	840003
Open Burn	Open Burn
WPC Permit-North Block	NEV91029
Spill Prevention Control & Countermeasure Plan	SPCC
AA Goldstrike Tailings Dam	J-278
TS Ranch Reservoir	J-460
North Block Emergency Pond	J-507
North Block Tailings Dam	J-699
Phase 2 Mercury OPTC for System 61, Carbon Reac. Kiln	AP1041-2221
Phase 1 Mercury OPTC for System 66, AC#1	AP1041-2221
Phase 1 Mercury OPTC for System 66, AC# 2 & 3	AP1041-2221
Phase 2 Mercury OPTC for System 66, AC#4	AP1041-2221
Phase 2 Mercury OPTC for System 66, AC#5 & 6	AP1041-2221
Phase 2 Mercury OPTC for System 67, Retorts # 1, 2 & 3	AP1041-2221
Phase 2 Mercury OPTC for System 68, E & W Melt Furnaces & Electrowinning Cells	AP1041-2221
Phase 1 Mercury OPTC for System 15 & 16	AP1041-2221
Phase 1 Mercury OPTC for System 70, Analytical Laboratory	AP1041-2221
Phase 1 Mercury OPTC for System 18	AP1041-2221
Phase 2 Mercury OPTC for System 128, Elution Circuit Process Tanks	AP1041-2221
Phase 2 Mercury OPTC for System 131. Resin In Leach (RIL) Electrowinning Circuit	AP1041-2221
Boulder Valley Embankments	J-450
Boulder Valley Centre Embankments	J-451
Boulder Valley South Embankments	J-452
TS Ranch Outlet Piping	J-466

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Permit Name	Permit Number
Willow Creek Dam	J-506
Mill 4 Tails Dam 1	J-309
Tailings Storage Facility 3 Dam	J-662
Class I Air Quality Operating Permit (Title V)	AP1041-0739
Air Quality Operating Permit to Construct	AP1041-2805
Air Liquide	AP28139-0133.01
WPC Permit-Boulder Valley Infiltration	NEV89068
UIC - Injection Wells	NEV93209
Betze EIS Record of Decision	Betze EIS ROD
Betze SEIS Record of Decision	Betze EIS ROD
Boulder Valley Monitoring Plan	BVMP
Water Well Permit-Preble	5961-14s
Class III Landfill Waiver	SWMI-07-25
NDOW Industrial Artificial Pond-AA & NB Tailings	S-26590
Hazardous Materials Certification of Registration	HMCR
Jurisdictional Determination for Boulder, Bell, Brush and Rodeo Creeks	JD
Right of Way Occupancy	EO-47-1999

ROD – Record of Decisions; WPC – Water Pollution Control; NPDES - National Pollutant Discharge Elimination System; OPTC – Operating Permit to Construct; UIC – Underground Injection Control; NDOW – Nevada Department of Wildlife; EIS – Environmental Impact Statement.

SURFACE DISTURBANCE

Total permitted surface disturbance for the Goldstrike Mine has been estimated to be 9,028 acres, or 14.1 square miles (Table 20-2). Approximately 1,148 acres of permitted disturbance is located on public land managed by the BLM.

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TABLE 20-2    BARRICK GOLDSTRIKE MINE DISTURBANCE ESTIMATE

Barrick Gold Corporation - Goldstrike Mine

Facility	Existing Permitted Disturbance 2016 (acres)				Proposed Disturbance (acres)		Existing Acreage Consumed (acres)		Revised Disturbance Totals (acres)
	Public	Private		Total	Public	Private	Public	Private	Public	Private	Total
Betze-Post Open Pit	98.1	1,637.1		1,735.2					98.1	1,637.1	1,735.2
Roads (Haulroads and Light Vehicle)	60.5	320.6		381.1					60.5	320.6	381.1
Waste Rock Facilities
Bazza	263.2	2,008.7		2,271.9					263.2	2,008.7	2,271.9
Clydesdale	393.0	142.0		535.0					393.0	142.0	535.0
Tailings Facilities
North Block Tailings Facility	54.9	937.0		991.9	37.5	237.4			92.4	1,174.4	1,266.8
AA Tailings Facility		206.4		206.4						206.4	206.4
Mill #4 Tailings Facility		99.6	*	99.6						99.6	99.6
Tailings Storage Facility 3 (TSF3)	46.0	556.2		602.2					46.0	556.2	602.2
AA Leach Pad		227.5		227.5						227.5	227.5
Process Ponds		13.3		13.3						13.3	13.3
Surface Facilities with Foundations		62.3		62.3						62.3	62.3
Yards	217.4	913.9		1,131.3			(25.5)	(21.7)	191.9	892.2	1,084.1
Ponds, Diversions, Canals	3.3	477.2		480.5					3.3	477.2	480.5
Landfill		24.0		24.0						24.0	24.0
Totals	1,136.4	7,664.0		8,800.4	37.5	237.4	(25.5)	(21.7)	1,148.4	7,879.7	9,028.1

Source: Reclamation Permit #0026 issued to Barrick Goldstrike Mines Inc. on July 6, 2016

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SOCIAL OR COMMUNITY REQUIREMENTS

There are no specifically identified social or community requirements at the Goldstrike Mine, however, Goldstrike is a prominent local business and applies world-class social and community standards at its operation.

MINE CLOSURE REQUIREMENTS

The complete site closure plan gives the details used in the compilation of the 2017 Financial Accounting Standards (FAS) 143 closure cost estimate for the Goldstrike Mine in accordance with the requirements of the International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 37, Provisions, Contingent Liabilities and Contingent Assets. The amount recognized as a provision is the best estimate of the expenditure needed to settle the present obligation arising. The liability reflects the condition of the assets, including the damage to the mine site at the respective period-end.

The costs include not only out-of-pocket expenditure but also internal costs that will be incurred that are essential to the closure. Factors to consider when determining the “best estimate” are:

●	expected inflation;

●	advances in technology;

●	productivity improvements; and

●	the particular circumstances faced by the operation or mine.

Management may only take changes in technology or in regulation/legislation into account if there is demonstrable evidence that those changes will occur.

In general, at a minimum sites must be left safe and stable, with removal of all infrastructure and rehabilitation of all landforms. Groundwater quality around tailings storage facilities must meet licence conditions. The IFRS liability as at December 31, 2016, for the Goldstrike Mine was calculated to be US$147 million.

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21 CAPITAL AND OPERATING COSTS

The Goldstrike Mine is an operating open pit and underground gold mine. There are new mine projects and sustaining capital requirements, however, there are no preproduction requirements.

The open pit and underground capital and operating costs are discussed below.

CAPITAL COSTS

Current LOM capital costs for the Goldstrike Mine are estimated to be $915 million. The major capital cost for the open pit will be capitalized waste stripping, which is estimated to be $362 million. Capital for the process facilities is estimated to be $143 million, which consists primarily of equipment replacement capital or sustaining capital. Underground mine development is projected to be $134 million.

The LOM capital cost estimate is shown in Table 21-1. Total capital costs itemized per year for the major categories are summarized in Table 21-2.

In RPA’s opinion, the projected capital costs at the Goldstrike Mine are reasonable.

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TABLE 21-1    2017 LIFE OF MINE CAPITAL COST ESTIMATE

Barrick Gold Corporation - Goldstrike Mine

Capital Cost Category	Values (US$ 000)
Sustaining Capital
Open Pit	26,622
Underground	45,513
Processing	143,739
G&A	1,456
Engineered Capital (Mine, Process, G&A)	156,612
Continuous Improvement	12,159
Health, Safety, and Environment	9,463
Sub-Total Sustaining Capital	395,565

Capitalized Development Capital
Open Pit Stripping	362,307
Underground Development	133,975
Capitalized Exploration Drilling	23,509
Sub-Total Capitalized Development	519,792

Total Capital	915,357

TABLE 21-2    2017 LIFE OF MINE CAPITAL COST ESTIMATE BY YEAR

Barrick Gold Corporation - Goldstrike Mine

Year	Total Capital (US$ 000)	Sustaining Capital (US$ 000)	Open Pit Stripping (US$ 000)	Underground Development (US$ 000)	Capitalized Exploration Drilling (US$ 000)
2017	259,183	119,549	102,063	33,090	4,480
2018	182,375	77,635	58,222	41,733	4,785
2019	49,374	23,933	7,238	12,532	5,670
2020	46,005	27,367	-	14,658	3,980
2021	31,390	17,565	-	10,961	2,864
2022	103,873	26,529	66,267	9,346	1,730
2023	72,750	2,071	59,025	11,654	-
2024	8,871	8,871	-	-	-
2025	51,994	16,252	35,742	-	-
2026	59,736	25,987	33,749	-	-
2027	1,596	1,596
2028	250	250
2029	18,716	18,716
2030	10,871	10,871
2031	1,671	1,671
2032	4,500	4,500
2033	300	300
2034	300	300
2035	500	500
2036	7,600	7,600

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Year	Total Capital (US$ 000)	Sustaining Capital (US$ 000)	Open Pit Stripping (US$ 000)	Underground Development (US$ 000)	Capitalized Exploration Drilling (US$ 000)
2037	500	500
2038	2,500	2,500
2039	100	100
2040	200	200
2041	200	200
Totals	915,357	395,565	362,307	133,975	23,509

Note: Does not include reclamation.

OPERATING COSTS

The total operating cost has been estimated by Goldstrike to be approximately $4.3 billion over the LOM plan (2017-2032). Over the same time period, the average open pit mining operating cost is estimated to be $1.49 per total ton mined. Underground mining cost will average $99 per ton mined. Processing costs will average $29.51 per ton ore processed.

Table 21-3 displays the actual reported operating costs for the open pit as of end of year, 2016.

TABLE 21-3    ACTUAL REPORTED OPERATING COSTS – EOY 2016 AND 2015

Barrick Gold Corporation - Goldstrike Mine

Direct Operating Costs	Units	Actual 2016	Actual 2015
Open Pit Mining	US$/st mined	1.51	1.75
Underground Mining	US$/st mined	96.11	101.21

Open Pit Mining	US$(000)	16,453	67,135
Underground Mining	US$(000)	161,597	175,292
Dewatering	US$(000)	9,136	8,861
Process	US$(000)	288,218	260,778
General & Administration	US$(000)	68,686	62,958
Total Direct Operating Costs	US$(000)	544,091	575,026

BEST-IN-CLASS INITIATIVES

Operating cost improvements were realized through implementation of the Goldstrike Optimization Program (part of Barrick’s Best-in-Class initiatives). Some examples of improvements include:

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●

Underground mining efficiencies increased production through haulage efficiencies, better control of development overbreak, and improved paste crew effectiveness. This improved underground mining unit costs by 5%.

●	Open pit mining efficiencies decreased equipment operating hours through break rotators and parking excess trucks. This improved open pit mining unit costs by 16%.

●	Autoclave/TCM plant efficiencies reduced costs through the use of KPI dashboards and short interval control. This improved TCM unit costs by 4%.

●	Roaster plant recoveries increased by 1% with installation of two new CIL tanks, commissioned ahead of schedule. Roaster unit costs improved by 3%.

LOM OPERATING COSTS

Table 21-4 displays the average LOM plan operating costs.

TABLE 21-4    AVERAGE LOM OPERATING COST (2017-2033)

Barrick Gold Corporation - Goldstrike Mine

Years	Open Pit Mining ($/st mined)	Underground Mining ($/st mined)	Process ($/st milled)
2017	1.19	96.14	32.13
2018	1.41	93.45	31.87
2019	1.32	98.21	29.73
2020	5.50	97.50	29.84
2021		101.27	30.19
2022	1.56	103.29	31.29
2023	1.30	101.21	32.50
2024	2.07	105.83	34.22
2025	1.80		32.75
2026	1.63		24.36
2027	2.28		21.79
2028			23.55
2029			21.97
2030			22.96
2031			22.27
2032			23.78
Totals	1.49	98.53	29.51

The LOM Plan annual operating costs have been prepared by Goldstrike based upon management’s LOM plan.

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RPA considers the operating cost estimates in the LOM plans to be reasonable and consistent with historical performance.

MANPOWER

The 2017 projected planned manpower within the 2017 LOM plan is shown in Table 21-5.

TABLE 21-5    PROJECTED 2017 MANPOWER

Barrick Gold Corporation – Goldstrike Mine

2017 Manpower	Hourly	Salary	Totals
Open Pit (OP) Management	2	5	7
OP Operations	288	19	307
OP Maintenance	120	19	139
OP Engineering	13	26	39
OP Electrical Engineering	2	2	4
OP Operations Dewatering	20	2	22
OP Subtotal	445	73	518

Underground (UG) Management	2	6	8
UG Operations	298	44	342
UG Maintenance	192	39	231
UG Engineering	5	17	22
UG Geology	2	15	17
UG Subtotal	499	121	620

Process Management	0	3	3
Autoclave Operations	114	28	142
Autoclave Facility Maintenance	85	21	106
Roaster Operations	60	18	78
Roaster Facility Maintenance	54	13	67
Laboratory Facility	62	15	77
Laboratory Facility Maintenance	5	1	6
Process Subtotal	380	99	479

General Site Administration	0	9	9
Development Projects	0	7	7
Finance	0	9	9
Safety	2	19	21
Human Resources	1	9	10
Warehousing	25	4	29
Environmental Compliance	2	15	17
G&A Subtotal	30	72	102

Totals	1,354	365	1,719

Note. OP – Open Pit, UG - Underground

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22 ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required for Section 22 Economic Analysis on properties currently in production, unless the technical report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Goldstrike Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Goldstrike Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23 ADJACENT PROPERTIES

This Technical Report does not include information concerning adjacent properties.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

Based on the site visit and subsequent review, RPA offers the following conclusions.

GEOLOGY AND MINERAL RESOURCE ESTIMATION

GENERAL

●	Mineral Resource estimates have been prepared utilizing acceptable estimation methodologies. The classification of Measured, Indicated, and Inferred Resources conforms to CIM definitions.

●

The sampling, sample preparation, and analyses are appropriate for the style of mineralization and Mineral Resource estimation. The current drill hole database is reasonable for supporting the Mineral Resource and Mineral Reserve estimates.

●	The EOY2016 open pit and underground resource block models are reasonable for supporting the Mineral Resource and Mineral Reserve estimates.

●	The resource modelling procedures are well documented.

●	Overall, RPA is of the opinion that Goldstrike has conducted high quality resource modelling work that exceeds industry standard practice.

●	Mineral Resources are reported exclusive of Mineral Reserves and are estimated effective December 31, 2016 (EOY2016).

●

Measured plus Indicated Mineral Resources total 9.07 million tons grading 0.160 oz/st Au and contain 1.46 million oz Au. In addition, Inferred Mineral Resources total 1.3 million tons grading 0.277 oz/st Au and contain 349,000 oz Au.

●	Based on reconciliation results, RPA is of the opinion that the open pit and underground resource models are slightly conservative.

OPEN PIT

●

Open pit Measured plus Indicated Mineral Resources total 5.76 million tons grading 0.078 oz/st Au and contain 447,000 ounces of gold. In addition, Inferred Mineral Resources total 89,000 tons grading 0.056 oz/st Au and contain 5,000 oz Au.

●	The on-going work to update the lithology and fault models will improve future open pit resource models.

●	For 2016, the open pit resource model overstated the tons by 9%, understated the gold grade by 21%, and understated the gold ounces by 10% compared to the actual open pit production.

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UNDERGROUND

●

Underground Measured plus Indicated Mineral Resources total 3.31 million tons grading 0.304 oz/st Au and contain 1.01 million oz Au. Inferred Mineral Resources are estimated to be 1.2 million tons grading 0.294 oz/st Au, containing 344,000 oz Au.

●	For 2016, the underground resource model understated the tons by 7%, understated the gold grade by 9%, and understated the gold ounces by 17% compared to the actual underground production.

MINING AND MINERAL RESERVES

GENERAL

●	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Mineral Reserves conforms to CIM definitions.

●	Mine planning at the Goldstrike Mine follows industry standards.

●	RPA considers the selection of mining methods and the design practices to be appropriate for the deposits.

●	Equipment purchases scheduled for the current LOM plan are reasonable.

●	The workforce is well trained and capable of achieving the necessary production targets established by the engineering department in a safe manner.

●	The EOY2016 Proven and Probable Mineral Reserves for the open pit, underground, stockpiles, and inventory total 77.92 million tons grading 0.104 oz/st Au and contain 8.08 million oz Au.

●

The LOM plan is in place and is based upon current operating experience. Recovery and cost estimates are based upon actual operating data and engineering to support a Mineral Reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a statement of Mineral Reserves.

OPEN PIT AND STOCKPILES

●	Open pit Proven and Probable Mineral Reserves total 13.48 million tons grading 0.112 oz/st Au, containing 1.51 million oz Au.

●	There is potential to add another pit phase (5 NW) to Mineral Reserves, provided some uncertainties around the geometry of a weak rock unit are resolved by geotechnical drilling and testing.

●	Ore control procedures and results for the Goldstrike Mine open pit are well documented. All records have been kept in good condition and are readily accessible.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 25-2

●

The EOY2016 Proven Mineral Reserves located in 34 different stockpiles are estimated to be 58.17 million tons grading 0.081 oz/st Au, containing 4.70 million oz Au. The estimation methods used to track the stockpile tonnages and grades are reasonable.

●	The stockpiles represent approximately 59% of the Mineral Reserve gold ounces and 76% of the Mineral Reserve tons.

UNDERGROUND

●	Underground Proven plus Probable Mineral Reserves are estimated to be 6.26 million tons grading 0.288 oz/st Au, containing 1.81 million oz Au.

●

The reconciliation between production and Mineral Reserves is completed in a comprehensive manner on a monthly basis. Results indicate significant gains over Mineral Reserve estimates, due to mining of material classified as Inferred or unclassified or rejected due to low confidence rating at the time of the estimate. This material is generally upgraded by infill drilling between the time of the estimate and mining. Interim block model updates would capture this material.

●	There is potential to extend Mineral Reserves at depth, given further dewatering to depress the water table.

PROCESS

●	RPA confirmed that the procedures used to estimate gold recovery meet industry standards.

●

Planning the process feed is a well-coordinated and complex operation to ensure ore going to the processing operation provides optimum results. The milling operations are well run, safe, and environmentally sound and meet industry standards.

●

Implementation of the Thiosulphate Leach Conversion process will extend the useful life of the autoclave pressure oxidation (POX) plant and may significantly increase the gold production by allowing earlier treatment of ores that were not previously amenable to POX.

●	The roaster operation was running well during the site visit.

●	The adjustments made to the process production data and mill head grades based on actual gold production conform to industry standards.

ENVIRONMENTAL CONSIDERATIONS

●	Goldstrike has an experienced staff of professionals who are diligent in the maintenance of their permits.

●	Reclamation estimates are realistic, in RPA’s opinion.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 25-3

RISKS

RPA has not identified any significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, the Mineral Resource and Mineral Reserve estimates, or associated projected economic outcomes.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 25-4

26 RECOMMENDATIONS

Based on the site visits and review of available data, RPA presents the following recommendations.

GEOLOGY AND MINERAL RESOURCE ESTIMATION

OPEN PIT

●	Review/update the composite weighting scheme with more recent reconciliation data.

●	Include the underground and blasthole data in future variography studies.

●	Investigate using the blasthole, drill hole, and mapping data to build high grade wireframes for structurally controlled mineralization.

●	Investigate updating the tonnage factors in some areas.

UNDERGROUND

●	Use a resource classification clean-up script or classification wireframes to upgrade a small amount of Inferred blocks that are scattered within the Indicated areas.

●	Additional density test work is warranted in some areas.

MINING

●	Carry out geotechnical drilling, testing, and analysis to resolve issues with the 5 NW pit phase.

●	Investigate procedural changes that will improve the underground production reconciliation results.

●	Use reconciliation results and stope performance analysis to evaluate stope designs to determine where improvements in mine planning would be most advantageous.

●	Review the long term underground productivity estimates for the next LOM plan as the tons per man year in the current plan are forecast to increase over time.

●	Continue to evaluate an extension of the dewatering program to access mineralization at depth.

●	Continue the stockpile sampling program to confirm the grades, especially stockpiles that will be processed within the short term.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 26-1

●	Continue to sample, test, and review the metallurgical characteristics of the ore stockpiles on a periodic basis to ascertain how they may affect the process and impact recovery and costs.

●	Develop a comprehensive mine planning procedure manual.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 26-2

27 REFERENCES

Barrick Goldstrike Mines, Inc. (2010): Life-of-Mine Plan, August 2010.

Barrick Goldstrike Mines Inc. (2011): Open Pit Division Projected Mineral Reserves, December 31, 2016

Barrick Goldstrike Mines Inc. (2011): Goldstrike Underground Mineral Reserves, December 31, 2016 (2011_goldstrike_ug.xlsx).

Barrick Goldstrike Mines Inc. (2010): Proposed Pond Relocation Plan – Permit Modification (Water Pollution Control Permit Number NV 91029), May 13, 2008, submitted to Nevada Division of Environmental Protection

Bettles, K. (2002): Exploration and geology, 1962-2002, at the Goldstrike property, Carlin Trend, Nevada. Reprint, 25 pp. plus figures and tables.

Leonardson, R. W., and Rahn, J. E. (1996): Geology of the Betze-Post gold deposits, Eureka County, Nevada in Corner, A. R. and Fahey, P. L. eds. Geology and ore deposits of the American Cordillera, Geological Society of Nevada Symposium Proceedings, Reno/Sparks, Nevada, April 1998, pp. 64-94.

Linebarger, J. (2011): Underground Technical Report for 2010 End of Year Resource and Reserves January 1, 2010 to December 31, 2010, (Barrick Gold Corporation, Internal Report).

Murray, H., Johnson, J., Rantappa, M., Morgan, K., Weakly, C., Malloy, B., Estes, M., and Cash, J. (2005): Barrick Goldstrike Mines Betze-Post open pit, Eureka County, Nevada, USA end-of-year 2004 reserves technical report. Unpublished company report, March 9, 2005, 65 pp.

PIC-Marubeni Energy Group (PMEG) 2007 website

http://www.picworld.com/media/business-news/pic-marubeni-energy-group-extends-operations-and-maintenance-contract-with-barrick-goldstrike-mines/

Piteau Associates Engineering Ltd. (2006): Summary of Slope Design Parameters for the North Wall of the Ultimate Pit, a memo dated April 6, 2006, 19 pp.

Piteau Associates Engineering Ltd. (2009): Recommended Slope Designs for the 12th West Layback –B33C12WM Mine Plan, a memo dated July 3, 2009, 192 pp.

Piteau Associates Engineering Ltd. (2009): Summary of Recommended Slope Designs for the 1st Northwest Layback – B34A1NW Mine Plan, a memo dated December 23, 2009 9 pp.

Roscoe Postle Associates Inc. (2012): Technical Report on the Goldstrike Mine, Eureka & Elko Counties, State of Nevada, U.S.A., NI 43-101 report prepared by Moore, C.M., Bergen, R.D., Valliant, W.W., Collins, S.E., and Altman, K.A., for Barrick Gold Corporation (March 16, 2012, filed on SEDAR March 28, 2012).

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 27-1

28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA” and dated April 25, 2017, was prepared and signed by the following authors:

(Signed and Sealed) “Luke Evans”

Dated at Toronto, ON	Luke Evans, P.Eng.
April 25, 2017	Principal Geologist

(Signed and Sealed) “Stuart E. Collins”

Dated at Lakewood, CO	Stuart E. Collins, P.E.
April 25, 2017	Principal Mining Engineer

(Signed and Sealed) “Jason J. Cox”

Dated at Toronto, ON	Jason J. Cox, P.Eng.
April 25, 2017	Associate Principal Mining Engineer

(Signed and Sealed) “Holger Krutzelmann”

Dated at Toronto, ON	Holger Krutzelmann, P.Eng.
April 25, 2017	Associate Principal Metallurgist

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 28-1

29 CERTIFICATE OF QUALIFIED PERSON

LUKE EVANS

I, Luke Evans, M.Sc., P.Eng., as an author of this report entitled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA” prepared for Barrick Gold Corporation and dated April 25, 2017, do hereby certify that:

1.	I am a Principal Geologist and Executive Vice President, Geology and Mineral Resources, with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON M5J 2H7.

2.

I am a graduate of University of Toronto, Ontario, Canada, in 1983 with a Bachelor of Science (Applied) degree in Geological Engineering and Queen’s University, Kingston, Ontario, Canada, in 1986 with a Master of Science degree in Mineral Exploration.

3.

I am registered as a Professional Engineer in the Province of Ontario (Reg. #90345885). I have worked as a professional geologist for a total of 31 years since my graduation. My relevant experience for the purpose of the Technical Report is:

●	Consulting Geological Engineer specializing in resource and reserve estimates, audits, technical assistance, and training since 1995.
●	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.
●	Senior Project Geologist in charge of exploration programs at several gold and base metal mines in Quebec.
●	Project Geologist at a gold mine in Quebec in charge of exploration and definition drilling.
●	Project Geologist in charge of sampling and mapping programs at gold and base metal properties in Ontario, Canada.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Goldstrike Mine from October 26 to 28, 2016.

6.	I am responsible for Sections 2 to 5, 7 to 12, 14, and 24 and share responsibility with my co-authors for Sections 1, 6, 24, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 29-1

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25th day of April, 2017

(Signed and Sealed) “Luke Evans”

Luke Evans, M.Sc., P.Eng.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 29-2

STUART E. COLLINS

I, Stuart E. Collins, P.E., as an author of this report entitled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA” prepared for Barrick Gold Corporation and dated April 25, 2017, do hereby certify that:

1.	I am Principal Mining Engineer with Roscoe Postle (USA) Ltd. of 143 Union Boulevard, Suite 505, Lakewood, Colorado, USA 80228.

2.	I am a graduate of South Dakota School of Mines and Technology, Rapid City, South Dakota, U.S.A., in 1985 with a B.S. degree in Mining Engineering.

3.

I am a Registered Professional Engineer in the state of Colorado (#29455). I have been a member of the Society for Mining, Metallurgy, and Exploration (SME) since 1975, and a Registered Member (#612514) since September 2006. I have worked as a mining engineer for a total of 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:

●	Review and report as a consultant on numerous exploration, development and production mining projects around the world for due diligence and regulatory requirements;
●

Mine engineering, mine management, mine operations and mine financial analyses, involving copper, gold, silver, nickel, cobalt, uranium, coal and base metals located in the United States, Canada, Mexico, Turkey, Bolivia, Chile, Brazil, Costa Rica, Peru, Argentina and Colombia.

●	Engineering Manager for a number of mining-related companies;
●	Business Development for a small, privately-owned mining company in Colorado;
●	Operations supervisor at a large gold mine in Nevada, USA ;
●	Involvement with the development and operation of a small underground gold mine in Arizona, USA.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Goldstrike Mine from October 26 to 28, 2016.

6.

I am responsible for preparation of the open pit portions of Sections 15, 16, 18, 19, 21, and 22 and share responsibility with my co-authors for Sections 1, 6, 24, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuers applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously prepared Mineral Resource and Mineral Reserve audits and a NI 43-101 Technical Report (in 2012) on the Goldstrike open pit operations.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 29-3

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25th day of April, 2017

(Signed and Sealed) “Stuart E. Collins”

Stuart E. Collins, P.E.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 29-4

JASON J. COX

I, Jason J. Cox, P.Eng., as an author of this report entitled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA” prepared for Barrick Gold Corporation and dated April 25, 2017, do hereby certify that:

1.	I am a Principal Mining Engineer and Executive Vice President, Mine Engineering, with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the Queen’s University, Kingston, Ontario, Canada, in 1996 with a Bachelor of Science degree in Mining Engineering.

3.

I am registered as a Professional Engineer in the Province of Ontario (Reg. #90487158). I have worked as a Mining Engineer for a total of 18 years since my graduation. My relevant experience for the purpose of the Technical Report is:

●	Review and report as a consultant on many mining operations and projects around the world for due diligence and regulatory requirements
●	Feasibility Study project work on several mining projects, including five North American mines
●	Operational experience as Planning Engineer and Senior Mine Engineer at three North American mines
●	Contract Co-ordinator for underground construction at an American mine

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Goldstrike Mine from October 26 to 28, 2016.

6.	I am responsible for the underground portions of Sections 15, 16, 18, 19, 21, and 22 and share responsibility with my co-authors for Sections 1, 6, 24, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 29-5

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25th day of April, 2017

(Signed and Sealed) “Jason J. Cox”

Jason J. Cox, P.Eng.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 29-6

HOLGER KRUTZELMANN

I, Holger Krutzelmann, P. Eng., as an author of this report entitled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA” prepared for Barrick Gold Corporation and dated April 25, 2017, do hereby certify that:

1.	I am Associate Principal Metallurgist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON M5J 2H7.

2.	I am a graduate of Queen’s University, Kingston, Ontario, Canada in 1978 with a B.Sc. degree in Mining Engineering (Mineral Processing).

3.

I am registered as a Professional Engineer with Professional Engineers Ontario (Reg. #90455304). I have worked in the mineral processing field, in operating, metallurgical, managerial; and engineering functions, for a total of 36 years since my graduation. My relevant experience for the purpose of the Technical Report is:

●	Reviews and reports as a metallurgical consultant on a number of mining operations and projects for due diligence and financial monitoring requirements
●	Senior Metallurgist/Project Manager on numerous gold and base metal studies for a leading Canadian engineering company.
●	Management and operational experience at several Canadian and U.S. milling operations treating various metals, including copper, zinc, gold and silver.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Goldstrike Mine from October 26 to 28, 2016.

6.	I am responsible for Sections 13, 17, 20, and 21 and share responsibility with my co-authors for Sections 1, 6, 24, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25th day of April, 2017

(Signed and Sealed) “Holger Krutzelmann”

Holger Krutzelmann, P.Eng.

Barrick Gold Corporation – Goldstrike Mine, Project #2691 Technical Report NI 43-101 – April 25, 2017	Page 29-7